As filed with the Securities and Exchange Commission on September 2, 1994
                                                     REGISTRATION NO. 33-54289
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                PRE-EFFECTIVE
                               AMENDMENT NO. 1
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                                    AMERCO
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     NEVADA                                     88-0106815
                (STATE OR OTHER                              (I.R.S. EMPLOYER
JURISDICTION OF INCORPORATION OR ORGANIZATION)            IDENTIFICATION NUMBER)
                                --------------

                        1325 AIRMOTIVE WAY, SUITE 100
                           RENO, NEVADA 89502-3239
                                (702) 688-6300
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
      INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                              JON S. COHEN, ESQ.
                                 SNELL & WILMER
                               ONE ARIZONA CENTER
                             PHOENIX, ARIZONA 85004
                                 (602) 382-6247
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                 --------------
                                    COPY TO:
          DEBRA K. WEINER, ESQ.                CHRISTOPHER S. BERTICS, ESQ.
         GROVER WICKERSHAM, P.C.                  COOLEY GODWARD CASTRO
     430 CAMBRIDGE AVENUE, SUITE 100                HUDDLESON & TATUM
       PALO ALTO, CALIFORNIA 94306            5 PALO ALTO SQUARE, 4TH FLOOR
             (415) 323-6400                    PALO ALTO, CALIFORNIA 94306
                                                     (415) 843-5000
                                --------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A
 DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF
                       1933, CHECK THE FOLLOWING BOX. [  ]

   IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF PURSUANT TO ITEM 11(A)(1)
                   OF THIS FORM, CHECK THE FOLLOWING BOX. [  ]
                                --------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                     OF INFORMATION REQUIRED BY FORM S-2
                   FILED AS PART OF REGISTRATION STATEMENT

ITEM
NUMBER
IN
FORM
S-2    ITEM CAPTION IN FORM S-2                    CAPTION IN PROSPECTUS
- ----   ------------------------                    ---------------------

 1.  Forepart of Registration Statement
     and Outside Front Cover Page of
     Prospectus ...........................  Facing Page; Cross Reference Sheet;
                                             Cover Page

 2.  Inside Front and Outside Back
     Cover Pages of Prospectus ............  Inside Front Cover Page; Available
                                             Information; Information
                                             Incorporated by Reference; Table of
                                             Contents

 3.  Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges ..............................  Prospectus Summary; Risk Factors;
                                             The Company

 4.  Use of Proceeds ......................  Prospectus Summary

 5.  Determination of Offering Price ......  Cover Page; Underwriting

 6.  Dilution .............................  Inapplicable

 7.  Selling Security Holders .............  Selling Security Holder

 8.  Plan of Distribution .................  Underwriting

 9.  Description of Securities to
     be Registered ........................  Description of Securities

10.  Interests of Named Experts
     and Counsel ..........................  Legal Opinions; Experts

11.  Information with Respect to
     Registrant ...........................  Prospectus Summary; Risk Factors;
                                             The Company; Capitalization;
                                             Stockholder Matters; Selected
                                             Consolidated Financial Data;
                                             Management's Discussion and
                                             Analysis; Business; Certain
                                             Transactions; Selling
                                             Security Holder; Financial
                                             Statements

12.  Incorporation of Certain
     Information by Reference .............  Information Incorporated by
                                             Reference

13.  Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities ......................  Inapplicable

SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 1994 INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                                500,000 SHARES
                                 A M E R C O
                                 COMMON STOCK
                             --------------------

          Ponderosa Insurance Holdings
          U-Haul
          AMERCO Real Estate Company

    Sophia M. Shoen ("Selling Stockholder") hereby offers 500,000 shares of Common Stock (the "Securities") of AMERCO (the "Company"), a holding company for U-Haul International, Inc., Ponderosa Holdings, Inc., and Amerco Real Estate Company. The Company will not receive any portion of the proceeds from the sale of the Securities offered hereby.

    Prior to this  offering,  there has been no public  trading  market  for the
Company's common stock. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. It is anticipated that the initial public offering price will be between $25.00 and $27.00 per share. Some of the Securities may be offered to non-U.S. persons. The Securities offered hereby has been approved for quotation on the Nasdaq National Market upon notice of issuance under the symbol "AMOO."

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                                           Underwriting        PROCEEDS TO
                             Price to      Discounts and          SELLING
                              Public       Commissions(1)      STOCKHOLDER(2)
- --------------------------------------------------------------------------------
Per Share..................  $             $                   $
- --------------------------------------------------------------------------------
    TOTAL..................  $             $                   $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1)  Excludes a non-accountable  expense  allowance  of  $            payable by
     Selling Stockholder to Cruttenden & Company, the representative (the "Representative") of the several Underwriters. The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) The Company will be paying expenses in connection with this offering, estimated at approximately $250,000.

    The Securities offered by this Prospectus are offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to their right to withdraw, cancel, or modify such offer and to reject orders in whole or in part and to certain other conditions. It is expected that delivery of the Securities will be made at the offices of Cruttenden & Company, Irvine, California, on or about , 1994.
                             --------------------
                             CRUTTENDEN & COMPANY
              THE DATE OF THIS PROSPECTUS IS             , 1994.

                            AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

    The Company's Series A 81/2% Preferred Stock is listed on the New York Stock Exchange. Reports, proxy statements, and other information filed by the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                    INFORMATION INCORPORATED BY REFERENCE

    The Annual Report of the Company on Form 10-K for the fiscal year ended March 31, 1994, the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1994, and the Company's definitive Notice and Proxy Statement filed with the Commission on July 8, 1994 are incorporated herein by reference.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Requests should be addressed to:
AMERCO, Investor Relations, 1325 Airmotive Way, Suite 100, Reno, Nevada 89502; telephone: (702) 688-6300.

                              PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

                                 THE COMPANY

      AMERCO, a Nevada corporation (the "Company"), is the holding company for U-Haul International, Inc. ("U-Haul"), Ponderosa Holdings, Inc. ("Ponderosa"), and Amerco Real Estate Company ("AREC"). Throughout this Prospectus, unless the context otherwise requires, the term "Company" includes all of the Company's subsidiaries.

      U-Haul is primarily engaged, through subsidiaries, in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer, all under the registered tradename U-Haul(R). Additionally, U-Haul sells related products and services and rents self-storage facilities and various kinds of equipment. AREC owns and manages a majority of the real estate used in connection with the foregoing businesses.

      Ponderosa serves as the holding company for the Company's insurance businesses. Ponderosa's two principal subsidiaries are Oxford Life Insurance Company ("Oxford") and Republic Western Insurance Company ("RWIC"). Oxford primarily reinsures life, health, and annuity type insurance products and administers the Company's self-insured employee health plan. RWIC originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, the Company's customers, and the Company. See "The Company" and "Business."

      The Company's principal executive offices are located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502-3239, and the telephone number of the Company is (702) 688-6300. As used in this Prospectus, all references to a fiscal year refer to the Company's fiscal year ended March
  31 of that year.


                                 THE OFFERING

  Securities Offered ........................  500,000 shares of Common Stock.

  Securities Outstanding ....................  6,100,000 shares of Series A
                                               8-1/2% Preferred Stock,
                                               29,426,048 shares of Common
                                               Stock, and 9,238,015 shares of
                                               Series A Common Stock.

  Use of Proceeds ...........................  The Company will receive no proceeds from the sale of the
                                               Securities offered hereby.

  Proposed Nasdaq National Market Symbol ....  "AMOO"

                     SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary financial information was derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994, and the Company's unaudited Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, which are incorporated by reference. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. To give effect to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has restated its financial statements to April 1, 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other." The summaries for the quarters ended June 30 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the quarter ended June 30, 1994 may not be indicative of the results to be expected for fiscal 1995 because the Company's U-Haul business is seasonal, with a majority of its revenue and substantially all of its net earnings being generated in the first and second quarters of each fiscal year.


                                                                                                 For the Quarters
                                      For the Fiscal Years Ended March 31,                        Ended June 30,
                    -----------------------------------------------------------------------  --------------------------
                        1990          1991           1992           1993           1994          1993          1994
                    ------------  ------------  -------------  -------------  -------------  ------------  ------------
                                                     (in thousands, except per share data)
SUMMARY OF
OPERATIONS DATA:
Rental, net
  sales, and
  other revenues .. $    830,998  $    860,044  $    845,128  $     901,446  $     972,704  $     255,684  $    281,509
Premiums and net
  investment
  income ..........      119,641       126,620       126,756        139,465        162,151         35,664        42,069
                    ------------  ------------  -------------  -------------  -------------  ------------  ------------
                         950,639       986,664        971,884     1,040,911      1,134,855        291,348       323,578
                    ------------  ------------  -------------  -------------  -------------  ------------  ------------
Operating expenses
  and cost of
  sales ...........      627,396       668,149       661,229        697,700        735,841        188,138       194,336
Benefits, losses,
  and amortization
  of deferred
  acquisition costs      121,602       126,626        99,091        115,969        130,168         26,094        29,496
Depreciation ......      105,437       114,589       109,641        110,105        133,485         30,140        37,282
Interest expense ..       74,657        80,815        76,189         67,958         68,859         17,338        16,638
                    ------------  ------------  -------------  -------------  -------------  ------------  ------------
                         929,092       990,179       946,150        991,732      1,068,353        261,710       277,752
                    ------------  ------------  -------------  -------------  -------------  ------------  ------------
Pretax earnings
  (loss) from
  operations ......       21,547        (3,515)       25,734         49,179         66,502         29,638        45,826
Income tax expense        (3,516)       (6,354)       (4,940)       (17,270)       (19,853)        (8,775)      (16,413)
                    ------------  ------------  -------------  -------------  -------------  ------------  ------------
Earnings (loss)
  before
  cumulative
  effect oF change
  in accounting
  principle and
  extraordinary
  item ............       18,031        (9,869)       20,794         31,909         46,649         20,863        29,413
                    ============  ============  =============  =============  =============  ============  ============
Extraordinary loss
  on early
  extinguishment
  of debt, net ....         --            --            --             --           (3,370)          --            --
Cumulative effect
  of change in
  accounting
  principle, net ..         --            --            --             --           (3,095)        (3,504)         --
Net earnings
  (loss) .......... $     18,031  $     (9,869) $     20,794  $      31,909  $      40,184  $      17,359  $     29,413
Earnings (loss)
  from operations
  before
  extraordinary
  loss on early
  extinguishment
  of debt and
  cumulative
  effect of change
  in accounting
  principle per
  common share .... $        .46  $       (.25) $         .53  $         .83  $        1.06  $        .56  $        .71
Net earnings
  (loss) per common
  share <F1>.......          .46          (.25)           .53            .83            .89           .47           .71
Weighted average
  common shares
  outstanding .....   39,483,960    39,312,080     38,880,069     38,664,063     38,664,063    37,158,211    37,107,536
Cash dividends
  declared --
  common shares ... $      2,575  $      1,176  $       --    $       1,994  $       3,147   $       --    $       --
                                                   MARCH 31,                                          JUNE 30,
                    -----------------------------------------------------------------------  --------------------------
                        1990          1991           1992           1993           1994          1993          1994
                    ------------  ------------  -------------  -------------  -------------  ------------  ------------
                                                                (IN THOUSANDS)
  BALANCE SHEET DATA:
  Total property,
    plant, and
    equipment,
    net............ $    975,675  $  1,040,342  $     987,095 $      989,603 $    1,174,236  $  1,123,541  $  1,224,674
  Total assets.        1,725,660     1,822,977      1,979,324      2,024,023      2,344,442     2,169,040     2,411,381
  Notes and
    loans
    payable              749,113       804,826        733,322        697,121        723,764       766,946       725,565
  Stockholders'
    equity.........      446,294       435,180        451,888        479,958        651,787       495,458       673,803
  ----------

<F1>  For the fiscal year ended March 31, 1994, and the quarter ended June 30,  1994, net earnings per common share amounts were computed after giving effect to the dividend on the Company's Series A 81/2% Preferred Stock. See
      "Description of Capital Stock -- Dividends."

                                  RISK FACTORS

    THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES SUBSTANTIAL RISK. THE FOLLOWING MATTERS, INCLUDING THOSE MENTIONED ELSEWHERE, SHOULD BE CONSIDERED CAREFULLY BY A PROSPECTIVE INVESTOR IN EVALUATING A PURCHASE OF THE SECURITIES.

EXISTING MANAGEMENT -- POTENTIAL CHANGE IN CONTROL

    For the reasons set forth below, there can be no assurance that the Company's current management or its current operating strategy will remain in place. The Company believes that the Selling Stockholder opposes current management. See "Selling Security Holder" for information about Selling Stockholder.

    At the date of this Prospectus, members of a stockholder group (the "Inside Stockholder Group"), which includes the Trust (the "ESOP Trust") under the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the "ESOP"), Oxford (acting as a trustee), Selling Stockholder, certain members of the Company's management, and certain other stockholders vote approximately, 47.6% of the Company's common stock pursuant to a stockholder agreement. The ESOP Trust holds approximately 7.7% of the Company's voting stock. Approximately 2.8% of the Company's outstanding voting stock is allocated to participants' ESOP Trust accounts and voted by the ESOP Trustees in accordance with the participants' direction. The ESOP Trust votes approximately 4.9% of the Company's voting stock in its discretion as part of the Inside Stockholder Group. Oxford acts as trustee for various trusts that own approximately 4.2% of the Company's voting stock. At the completion of the offering of the Securities, the Inside Stockholder Group will vote approximately 46.3% of the Company's common stock. There exists a second stockholder group (the "Outside Stockholder Group") controlling approximately 49.1% of the Company's common stock that is currently opposed to existing Company management. See "Principal Stockholders -- Outside Stockholder Group."

    Arbitration Proceedings. Selling Stockholder and Paul F. Shoen have claimed that the Company has defaulted in its obligations to register their common stock under separate Share Repurchase and Registration Rights Agreements. The matter is the subject of an arbitration proceeding described in "Business -- Litigation." The arbitration panel concluded hearings in the matter on August 21, 1994 and is expected to render a decision on September 9, 1994. Selling Stockholder and Paul F. Shoen claim that as a result of such alleged defaults they have the right to give notice of termination of the Inside Stockholder Group. See "Principal Stockholders -- Inside Stockholder Group."

    Annual Meeting of Stockholders. The current members of the Inside Stockholder Group, excluding Selling Stockholder and Paul F. Shoen, control approximately 33.0% of the Company's common stock. Edward J. Shoen, the Company's Chairman and President, and Mark V. Shoen, Executive Vice President of Product for U-Haul International, Inc., who have been instrumental in the Company's performance since 1987, and Aubrey K. Johnson, one of three independent directors and the only director without a current or past employment history with the Company, are standing for re-election at the Company's 1994 Annual Meeting of Stockholders. There is no assurance that these individuals will be re-elected. Selling Stockholder and Paul F. Shoen have nominated themselves in opposition to Edward J. Shoen and Mark V. Shoen. The Outside Stockholder Group, controlling 49.1% of the voting stock, also has competing candidates. As a result of the foregoing, if Selling Stockholder or Paul F. Shoen is successful in leaving the Inside Stockholder Group, Edward J. Shoen and Mark V. Shoen probably will not be re-elected. Accordingly, there can be no assurance that the Company's current management or its current operating strategy will remain in place. In addition, the entire Board of Directors can be removed without cause by stockholders holding two-thirds of the Company's voting stock. The Annual Meeting of Stockholders was scheduled for July 21, 1994 but was enjoined, pursuant to litigation initiated by Paul F. Shoen, by the United States District Court for the District of Nevada pending further briefing and hearings on allegations raised by Paul F. Shoen relating to the proxy solicitation for the Company's Annual Meeting of Stockholders. See "Principal Stockholders" and "Business --Litigation."

    Credit Agreements. Certain of the Company's credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company. There can be no assurance that a change in control will not occur if Selling Stockholder or Paul F. Shoen is successful in leaving the Inside Stockholder Group. Approximately $509 million of the Company's outstanding debt was covered by such credit agreements as of June 30, 1994. The Company does not currently have available sources of financing to fund such prepayments if they became payable in full. In addition, upon such a "change in control," the Company might lose the ability to draw on approximately $375 million under unutilized lines of credit otherwise available at June 30, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements."

DEPENDENCE UPON KEY PERSONNEL

    The success and growth of the Company since 1987 has been dependent upon the performance of its senior management team, the loss of whose services could have an adverse effect on the Company. There is no assurance that the senior management will remain employed by the Company. The Company has not entered into employment contracts with anyone on the senior management team and has not granted restricted stock or stock option awards to any employee pursuant to the Company's Stock Option and Incentive Plan. However, Edward J., Mark V., and James P. Shoen are members of the Company's senior management and have substantial common stock holdings in the Company. See "Principal Stockholders."

NO PRIOR PUBLIC MARKET OR PRICE FOR COMMON STOCK

    Prior to the initial offering of Securities under this Prospectus, there has been no public market for the Company's common stock. Although the Company has applied to have the Securities offered hereby approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be maintained following such offering. Because no public market for the common stock has existed prior to this offering, the public offering price for the Securities offered hereby will be determined by negotiation between Selling Stockholder and the Underwriters. For information relating to the factors to be considered in determining the offering price, see "Underwriting." For additional information relating to recent sales of Common Stock by Selling Stockholder, see "Selling Security Holder."

OTHER SHARES OF COMMON STOCK -- MARKET OVERHANG

    In addition to the Securities, the Company has 38,164,063 other shares of common stock outstanding. Those shares could potentially be sold by the holders thereof, which could adversely affect the market price of the Securities. However, the Company's Bylaws provide for a right of first refusal in favor of the Company with respect to all of the common stock, except for the Securities offered hereby and the common stock held by the ESOP Trust, which will be released from the right of first refusal. In addition, the Company is contractually obligated to lift the right of first refusal on all shares of common stock held by Selling Stockholder and Paul F. Shoen, assuming that such shares are sold in accordance with the limitations of Rule 144. Generally, under Rule 144, each of Selling Stockholder and Paul F. Shoen would be allowed to sell up to at least approximately 380,000 shares of common stock during any three month period.

    If holders of common stock subject to the right of first refusal wish to sell any of their shares, they are required to offer such shares to the Company by sending a notice to the Secretary of the Company, designating the terms of any proposed sale. The Company then can accept the offer stated in the notice or permit the stockholder to dispose of all or part of such shares. There is no assurance that the right of first refusal will be exercised by the Company with respect to any sale of common stock or that the Bylaws will continue to provide for a right of first refusal. In addition, the Company has received a stockholder proposal requiring the approval of stockholders holding two-thirds of the Company's voting stock to be acted upon at the Company's Annual Meeting of Stockholders to eliminate the right of first refusal from the Company's Bylaws, and the Selling Stockholder and Paul F. Shoen are asserting in arbitration proceedings described in "Business -- Litigation" that the Company has an obligation to remove the right of first refusal. See "Principal Stockholders -- Inside Stockholder Group -- Registration Rights; Release of Shares from Stockholder Agreement." On September 1, 1994, Paul F. Shoen demanded registration of 500,000 of his shares pursuant to a Share Repurchase and Registration Rights Agreement. Subject to certain limitations, the Company is required to effect registration of those shares on or before March 1, 1995.

ENVIRONMENTAL MATTERS

    The Company owns properties that contained approximately 1,500 underground storage tanks as of June 30, 1994 and has been named a "potentially responsible party" with respect to the disposal of hazardous wastes at fifteen federal or state superfund sites. See "Business -- Environmental Matters."

QUARTERLY FLUCTUATIONS -- SEASONALITY

    The Company's results of operations have historically fluctuated from period to period, including on a quarterly basis. In particular, the Company's U-Haul business is seasonal and a majority of the Company's revenues and substantially all of its net earnings from its U-Haul business are generated in the first and second quarters of each fiscal year (April through September). In addition, the Company's results of operations have in the past and will continue to be affected by a wide variety of factors, including events that are beyond the control of the Company. For example, the results of operations of RWIC in fiscal 1992 and 1993 were adversely affected due to losses related to Hurricane Andrew. Results of operations in any period should not be considered indicative of the results to be expected for any future periods, and fluctuations in operating results may also result in fluctuations in the price of the Company's common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATED INDUSTRIES

    The   Company's  insurance  operations  are  subject  to  regulation.  See
"Business -- Insurance Operations -- Regulation."

ABILITY TO ISSUE SERIAL COMMON STOCK AND PREFERRED STOCK

    The Board of Directors has the authority to issue up to 50,000,000 shares of preferred stock and up to 150,000,000 shares of serial common stock and to fix the rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Securities will be subject to, and may be adversely affected by, the rights of the holders of any serial common stock and preferred stock that may be issued in the future. The issuance of serial common stock and preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change in control of the Company. Furthermore, holders of such serial common stock or preferred stock may have other rights, including economic rights senior to the Securities, and, as a result, the issuance thereof could have a material adverse
effect on the market value of the Securities.   The Company has in the past
issued, and may from time to time in the future issue, preferred stock for financing purposes with rights, preferences, or privileges senior to the Securities offered hereby. Although, as of the date of this Prospectus, the Company's Board of Directors has no present intention to issue shares of either serial common stock or preferred stock with rights, preferences, or privileges senior to the Securities or to modify the rights, preferences, or privileges of currently outstanding common stock or preferred stock, no assurance can be given as to the Company's future plans in this regard. See "Description of Capital Stock."

                                 THE COMPANY

    The following chart represents the corporate structure of the material operating subsidiaries of the Company.

[A chart showing the corporate structure of the Company and its major subsidiaries. The chart shows the Company on top, above its three principal subsidiaries; Ponderosa Holdings, Inc., U-Haul International, Inc., and Amerco Real Estate Company situated horizontally beside one another. Directly below Ponderosa Holdings, Inc. are its subsidiaries, Oxford Life Insurance Company and Republic Western Insurance Company, situated horizontally beside one another.]


                                CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at June 30, 1994:



                                                                June 30, 1994
                                                                -------------
                                                                (in thousands)
Long-term debt, less current maturities.....................    $     648,910
Stockholders' equity:
Serial preferred stock with or without
  par value, 50,000,000 shares
  authorized; 6,100,000 shares
  issued without par value and outstanding..................            --
Serial common stock, with or without par
  value, 150,000,000 shares authorized......................            --
Series A Common Stock of $.25 par value,
  authorized 10,000,000 shares,
  issued 5,754,334 shares (1)...............................            1,438
Common Stock of $.25 par value, authorized
  150,000,000 shares, issued 34,245,666 shares (1)..........            8,562
Additional paid-in capital..................................          165,651
Foreign currency translation................................          (11,461)
Retained earnings...........................................          540,325
Less:
  Cost of common shares in treasury, 1,335,937 shares.......           10,461
  Loan to leveraged employee stock ownership plan...........           20,251
                                                                -------------
    Total stockholders' equity:.............................    $     673,803
                                                                =============
- ----------
(1) On August 24, 1994, the Company issued 3,483,681 shares of Series A Common Stock to Edward J. Shoen, Chairman of the Board and President of the Company, in exchange for 3,483,681 shares of Common Stock, $.25 par value. Giving effect to this transaction, the number of outstanding shares of Series A Common Stock is 9,238,015, and the number of outstanding shares of Common Stock, $.25 par value, is 29,426,048. See "Certain Transactions."

                             STOCKHOLDER MATTERS

    As of August 31, 1994, there were 157 holders of record of the Company's Common Stock and three holders of record of the Company's Series A Common Stock. No established public trading market exists for the purchase and sale of the Company's common stock, and to the best knowledge and belief of the Company there is no one engaged in making a market for the Company's common stock.

    Cash dividends declared on the Company's common stock for the two most recent fiscal years are as follows:



        RECORD DATE          CASH DIVIDEND PER COMMON SHARE
  -----------------------  ----------------------------------
  August 4, 1992                        $ .0258
  October 6, 1992                       $ .0258
  August 3, 1993                        $ .0814

    The Company does not have a dividend policy with respect to the common stock. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of the existing circumstances. The above dividends on common stock are not indicative of future dividends on common stock. As of the date of this Prospectus no dividends on common stock are currently declared and unpaid and there can be no assurance that dividends on common stock will be declared in the future. The holders of the Series A 81/2% Preferred Stock are entitled to receive cumulative dividends prior to and in preference to the holders of common stock at a fixed annual rate. See Note 5 of Notes to Consolidated Financial Statements for a discussion of certain contractual restrictions on the Company's ability to pay dividends. See Note 19 of Notes to Consolidated Financial Statements for a discussion of certain statutory restrictions on Ponderosa's ability to pay dividends to the Company. See Note 15 of Notes to Consolidated Financial Statements for a discussion of the Company's non-cash dividends. See Note 6 of Notes to Consolidated Financial Statements for a discussion of changes to common shares outstanding and per share amounts.



                     SELECTED CONSOLIDATED FINANCIAL DATA

    The following summary financial information was derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994, and the Company's unaudited Quarterly Report on Form 10- Q for the quarter ended June 30, 1994, which are incorporated by reference. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. To give effect to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has restated its financial statements to April 1, 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other." The summaries for the quarters ended June 30, 1993 and 1994 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the quarter ended June 30, 1994 may not be indicative of the results to be expected for fiscal 1995 because the Company's U-Haul business is seasonal, with a majority of its revenue and substantially all of its net earnings being generated in the first and second quarters of each fiscal year.



                                                                                              For the Quarters
                                    For the Fiscal Years Ended March 31,                        Ended June 30,
                    --------------------------------------------------------------------  --------------------------
                        1990          1991          1992          1993          1994          1993          1994
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                                   (in thousands, except per share data)
SUMMARY OF
OPERATIONS DATA:
Rental, net
  sales, and
  other
  revenues ........ $    830,998  $    860,044  $    845,128  $    901,446  $    972,704  $    255,684  $    281,509
Premiums and
  net
  investment
  income ..........      119,641       126,620       126,756       139,465       162,151        35,664        42,069
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
                         950,639       986,664       971,884     1,040,911     1,134,855       291,348       323,578
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
Operating
  expenses and
  cost of sales....      627,396       668,149       661,229       697,700       735,841       188,138       194,336
Benefits, losses,
  and amortization
  of deferred
  acquisition
  costs............      121,602       126,626        99,091       115,969       130,168        26,094        29,496
Depreciation.......      105,437       114,589       109,641       110,105       133,485        30,140        37,282
Interest expense...       74,657        80,815        76,189        67,958        68,859        17,338        16,638
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
                         929,092       990,179       946,150       991,732     1,068,353       261,710       277,752
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
Pretax earnings
  (loss) from
  operations.......       21,547        (3,515)       25,734        49,179        66,502        29,638        45,826
Income tax
  expense..........       (3,516)       (6,354)       (4,940)      (17,270)      (19,853)       (8,775)      (16,413)
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
Earnings (loss)
  before
  cumulative
  effect of
  change in
  accounting
  principle and
  extraordinary
  item.............       18,031        (9,869)       20,794        31,909        46,649        20,863        29,413
Extraordinary
  loss on early
  extinguishment
  of debt, net.....         --            --            --            --          (3,370)         --            --
Cumulative effect of
  change in
  accounting
  principle,
  net..............         --            --            --            --          (3,095)       (3,504)         --
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
Net earnings
  (loss)........... $     18,031  $     (9,869) $     20,794  $     31,909  $     40,184  $     17,359  $     29,413
                    ============  ============  ============  ============  ============  ============  ============
Earnings (loss)
  from operations
  before
  extraordinary
  loss on early
  extinguishment
  of debt and
  cumulative effect
  of change in
  accounting
  principle per
  common share..... $        .46  $       (.25) $        .53  $        .83  $       1.06  $        .56  $        .71
Net earnings
  (loss) per
  common share
  <F1>.............          .46          (.25)          .53           .83           .89           .47           .71
Weighted average
  common shares
  outstanding......   39,483,960    39,312,080    38,880,069    38,664,063    38,664,063    37,158,211    37,107,536
Cash dividends
  declared --
  common shares.... $      2,575  $      1,176  $      --     $      1,994  $      3,147  $      --     $      --

                                                MARCH 31,                                          JUNE 30,
                    --------------------------------------------------------------------  --------------------------
                        1990          1991          1992          1993          1994          1993          1994
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                                              (IN THOUSANDS)
BALANCE
SHEET DATA:
Total property,
  plant, and
  equipment, net    $    975,675  $  1,040,342  $    987,095  $    989,603  $  1,174,236  $  1,123,541  $  1,224,674
Total assets.          1,725,660     1,822,977     1,979,324     2,024,023     2,344,442     2,169,040     2,411,381
Notes and
  loans payable          749,113       804,826       733,322       697,121       723,764       766,946       725,565
Stockholders'
  equity.                446,294       435,180       451,888       479,958       651,787       495,458       673,803
- ----------

<F1> For the fiscal year ended March 31, 1994, and the quarter ended June 30, 1994, net earnings per common share amounts were computed after giving effect to the dividend on the Company's Series A 81/2% Preferred Stock.
     See "Description of Capital Stock -- Dividends."


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

    For financial statement preparation, the Company's insurance subsidiaries report on a calendar year basis, while the Company reports on a fiscal year basis ending March 31. Accordingly, with respect to the Company's insurance subsidiaries, any reference to the years 1994, 1993, 1992, and 1991 corresponds to the Company's fiscal years 1995, 1994, 1993, and 1992, respectively. There have been no events as to such subsidiaries between January 1 and March 31 of each of 1994, 1993, and 1992 that would materially affect the Company's consolidated financial position or results of operations as of and for the fiscal years ended March 31, 1994, 1993, and 1992, respectively.

    The following discussion should be read in conjunction with Notes 1, 19, and 20 of the Notes to Consolidated Financial Statements, which discuss the principles of consolidation, condensed consolidated financial information, and industry segment and geographic data, respectively. In consolidation, all intersegment premiums are eliminated, and the benefits, losses, and expenses are retained by the insurance companies.

RESULTS OF OPERATIONS (UNAUDITED)

Quarters Ended June 30, 1994 and 1993

    The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the quarters ended June 30, 1994 and 1993. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC.


                                                            Property/  Adjustments
                                       Rental      Life     Casualty       and
                                     Operations  Insurance  Insurance  Eliminations  Consolidated
                                    -----------  ---------  ---------  ------------  ------------
                                                             (in thousands)
QUARTER ENDED JUNE 30, 1994 Revenues:
  Outside.........................  $   280,389  $   8,112  $  35,077   $   --        $   323,578
  Intersegment....................        --           372      2,627       (2,999)         --
                                    -----------  ---------  ---------   ----------    -----------
    Total Revenue.................  $   280,389  $   8,484  $  37,704   $   (2,999)   $   323,578
                                    ===========  =========  =========   ==========    ===========
Operating profit..................  $    53,588  $   1,875  $   7,001   $   --        $    62,464
                                    ===========  =========  =========   ==========    ===========
Interest expense..................                                                         16,638
                                                                                      -----------
Pretax earnings from operations...                                                    $    45,826
                                                                                      ===========
Identifiable Assets at June 30....  $ 1,659,617  $ 461,407  $ 565,496   $ (275,139)   $ 2,411,381
                                    ===========  =========  =========   ==========    ===========

QUARTER ENDED JUNE 30, 1993 Revenues:
  Outside.........................  $   254,099  $   7,523  $   29,726  $    --       $   291,348
  Intersegment....................         --         (114)      2,564      (2,450)        --
                                    -----------  ---------  ---------   ----------    -----------
    Total Revenue.................  $   254,099  $   7,409  $   32,290  $   (2,450)   $   291,348
                                    ===========  =========  ==========  ==========    ===========
Operating profit..................  $    39,054  $   2,550  $    5,372  $    --       $    46,976
                                    ===========  =========  ==========  ==========    ===========
Interest expense..................                                                         17,338
                                                                                      -----------
Pretax earnings from operations...                                                    $    29,638
                                                                                      ===========
Identifiable Assets at June 30....  $ 1,528,430  $ 453,628  $  441,882  $ (254,900)   $ 2,169,040
                                    ===========  =========  ==========  ==========    ===========

RESULTS OF OPERATIONS

Years Ended March 31, 1994, 1993, and 1992

    The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the fiscal years ended March 31, 1994, 1993, and 1992. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC.


                                                            Property/  Adjustments
                                        Rental      Life    Casualty      and
                                      Operations  Insurance  Insurance Eliminations  Consolidated
                                     -----------  ---------  --------- ------------  ------------
                                                             (in thousands)
                                                             (in thousands)
1994
Revenues:
  Outside..........................  $   965,839  $  31,357  $ 137,659  $    --      $ 1,134,855
  Intersegment.....................         (357)     2,834     18,862     (21,339)        --
                                     -----------  ---------  ---------  ----------  -----------
    Total Revenue..................  $   965,482  $  34,191  $ 156,521  $  (21,339)  $ 1,134,855
                                     ===========  =========  =========  ==========   ===========
Operating profit...................  $   106,248  $   9,106  $  20,705  $     (698)  $   135,361
                                     ===========  =========  =========  ==========   ===========
Interest expense...................                                                       68,859
                                                                                     -----------
Pretax earnings from operations....                                                  $    66,502
                                                                                      ==========
Identifiable assets................  $ 1,593,044  $ 461,464  $ 550,795  $ (260,861)  $ 2,344,442
                                     ===========  =========  =========  ==========   ===========

1993
Revenues:
  Outside..........................  $   891,599  $  33,619  $ 115,693  $   --       $ 1,040,911
  Intersegment.....................        --         2,630     18,402     (21,032)       --
                                     -----------  ---------  ---------  ----------   -----------
    Total Revenue..................  $   891,599  $  36,249  $ 134,095  $  (21,032)  $ 1,040,911
                                     ===========  =========  =========  ==========   ===========
Operating profit...................  $    88,581  $  12,325  $  16,231  $   --       $   117,137
                                     ===========  =========  =========  ==========   ===========
Interest expense...................                                                       67,958
                                                                                     -----------
Pretax earnings from operations....                                                  $    49,179
                                                                                     ===========
Identifiable assets................  $ 1,377,386  $ 472,669  $ 422,079  $ (248,111)  $ 2,024,023
                                     ===========  =========  ========== ==========   ===========
1992
Revenues:
  Outside..........................  $   844,492  $  31,391  $  96,001  $    --      $   971,884
  Intersegment.....................       --          1,158     21,991     (23,149)        --
                                     -----------  ---------  ---------  ----------   -----------
    Total Revenue..................  $   844,492  $  32,549  $ 117,992  $  (23,149)  $   971,884
                                     ===========  =========  =========  ==========   ===========
Operating profit...................  $    69,628  $  11,056  $  21,239  $      --    $   101,923
                                     ===========  =========  =========  ==========   ===========
Interest expense...................                                                       76,189
                                     -----------  ---------  ---------  ----------   -----------
Pretax earnings from operations....                                                  $    25,734
                                     ===========  =========  =========  ==========   ===========
Identifiable assets................  $ 1,354,758  $ 457,324  $ 402,190  $ (234,948)  $ 1,979,324
                                     ===========  =========  =========  ==========   ===========

QUARTER ENDED JUNE 30, 1994 VERSUS QUARTER ENDED JUNE 30, 1993

U-Haul Operations

    U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $22.6 million, approximately 11.0%, to $229.1 million in the first quarter of fiscal 1995. The increase in fiscal 1995 is primarily attributable to a $23.4 million increase in net revenues from the rental of moving related equipment, which benefited from transactional growth reflecting higher utilization and rental fleet expansion. Revenues from the rental of self-storage facilities increased by $2.1 million to $18.8 million in fiscal 1995, an increase of approximately 12.6%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates.

    Net sales were $51.3 million in the first quarter of fiscal 1995, which represented an increase of approximately 7.8% from fiscal 1994 net sales of $47.6 million. Revenue growth from the sale of hitches, moving support items (i.e., boxes, etc.), and propane resulted in a $4.2 million increase during the quarter, which was offset by a $.4 million decrease in gasoline sales.

    Cost of sales was $27.6 million in the first quarter of fiscal 1995, which represented a decrease of approximately 5.8% from $29.3 million in fiscal 1994. The reduction in fiscal 1994 reflects a combination of the absence of recreational vehicle part sales, reduced levels of outside repair and a reduction in inventory adjustments which fully offset increased material costs corresponding to the increase in hitch, moving support and propane sales.

    Operating expenses increased to $162.0 million in the first quarter of fiscal 1995 from $155.6 million in the first quarter of fiscal 1994, an increase of approximately 4.1%. The change from the prior year primarily reflects higher rental equipment maintenance costs. Efforts to reduce downtime, an increase in fleet size and higher transaction levels are primarily responsible for the increase. Lease expense declined by $12.5 million to $15.2 million reflecting lease terminations, lease restructuring, and lower finance costs on new leases originated during the past 15 months. All other operating expense categories increased in the aggregate by $8.9 million to $96.3 million.

    Depreciation expense for the three month period was $37.3 million, as compared to $30.1 million in the same period of the prior year, reflecting an increase in fleet size, the acquisition of trucks that were previously leased and real property acquisitions.

Oxford Life Insurance Company

    Premiums from Oxford's reinsurance lines before intercompany eliminations were $3.8 million for the quarter ended March 31, 1994, an increase of $.5 million, approximately 15.2% over 1993 and accounted for 89.5% of Oxford's premiums in 1994. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.

    Premiums from Oxford's direct lines before intercompany eliminations were $.4 million in 1994, an increase of $.5 million from 1993. Oxford's direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 10.4% of Oxford's premiums in 1994. Unaffiliated direct lines accounted for approximately .1% of Oxford's premiums in 1994.

    Net investment income before intercompany eliminations was $3.6 million and $3.4 million for the period ended March 31, 1994 and 1993, respectively. Gains on the disposition of fixed maturity investments were $.2 million and $.3 million. Oxford had $.5 million of other income for both quarters ended March 31, 1994 and 1993.

    Benefits and expenses incurred were $6.6 million for the quarter ended March 31, 1994, an increase of 34.7% over 1993. Comparable benefits and expenses incurred for 1993 were $4.9 million. This increase is primarily due to the increase in reserve caused by the increase in annuitizations discussed above and an increase in the amortization of deferred acquisition costs.

    Operating profit after intercompany eliminations decreased by $.6 million, or approximately 24%, in 1994 to $1.9 million, primarily due to an increase in the amortization of deferred acquisition costs.

RWIC -- Property and Casualty

    RWIC gross premium writings continued to grow in the first quarter of 1994 to $47.7 million, compared to $34.1 million in 1993, an increase of approximately 39.9%. The rental industry market accounted for a significant share of these premiums, approximately 19.7% and 22.6% in 1994 and 1993, respectively. These writings include U-Haul customers, fleetowners and U-Haul, as well as other rental industry insureds with similar characteristics. RWIC continues underwriting reinsurance via broker markets, and premiums in this area increased to $29.1 million or 61.0% of the total premium in fiscal 1994 from $10.8 million or 31.6% of the total premium in fiscal 1993.

    Net earned premiums increased $6.4 million, approximately 27%, to $30.1 million for the first quarter of fiscal 1994. This compares with net earned premiums of $23.7 million for fiscal 1993. The premium increase was primarily due to increased writings in the reinsurance area.

    Underwriting expenses incurred were $30.7 million for the first quarter of 1994, an increase of $3.8 million, approximately 14.1% over fiscal 1993. Comparable underwriting expenses incurred for 1993 were $26.9 million. Higher underwriting expenses are due to larger premium volumes being written in 1994, which increased acquisition costs and commensurate reserves.

    Net investment income was $6.9 million for the first quarter of fiscal 1994, a decrease of approximately 10.4%, as compared to 1993 net investment income of $7.7 million. The decrease is attributable to a combination of funds invested at lower rates and maturities and calls on bonds during 1993.

    RWIC completed the first quarter of 1994 with net after tax income of $4.9 million, as compared to $4.3 million for the comparable period ended March 1993. This represents an increase of $.6 million, or 14.0% over first quarter 1993. The increase is due to better underwriting results.

Interest Expense

    Interest expense declined by $.7 million to $16.6 million for the quarter ended June 30, 1994, as compared to $17.3 million for the quarter ended June 30, 1993. This decrease primarily reflects a reduction in the costs of funds.

Consolidated Group

    As a result of the foregoing, pretax earnings of $45.8 million were realized in the three months ended June 30, 1994, as compared to $29.9 million for the same period in 1993. After providing for income taxes and cumulative effect of change in accounting principle, net earnings for the three months ended June 30, 1994 were $29.4 million, as compared to $17.4 million for the same period of the prior year.

FISCAL YEAR ENDED MARCH 31, 1994 VERSUS FISCAL YEAR ENDED MARCH 31, 1993

U-Haul Operations

    U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $63.3 million, approximately 8.5%, to $809.4 million in fiscal 1994. The increase from fiscal 1993 is primarily attributable to a $52.2 million increase in net revenues from the rental of moving related equipment, which benefited from transactional growth reflecting higher utilization and rental fleet expansion. Revenues from the rental of self-storage facilities increased by $6.6 million to $70.5 million in fiscal 1994, an increase of approximately 10.3%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates. All other revenue categories increased in the aggregate by $8.7 million during the current year, which primarily reflects increases in gains on note sales of approximately $5.0 million and interest income.

    Net Sales were $156.0 million in fiscal 1994, which represented an increase of approximately 7.2% from fiscal 1993 net sales of $145.5 million. Revenue growth from the sale of hitches, moving support items (i.e. boxes, etc.), and propane net sales increased $10.7 million during fiscal 1994.

    Cost of sales was $92.2 million in fiscal 1994, which represented a decrease of approximately 1.0% from fiscal 1993. The reduction in fiscal 1994 reflects a combination of the absence of recreational vehicle sales, reduced levels of outside repair and a reduction in inventory adjustments which fully offset increased material costs corresponding to the increase in hitch, moving support and propane sales.

    Operating expenses increased to $633.6 million in fiscal 1994 from $599.8 million in fiscal 1993, an increase of approximately 5.6%. The change from the prior year reflects increases in almost all major expense categories with the exception of lease expense for equipment. Rental equipment maintenance costs increased by $27.4 million reflecting fleet expansion, higher utilization, a marginal increase in the age of the fleet and increased emphasis on maximizing rental equipment available to rent by reducing downtime. Lease expense for equipment declined from $117.6 million in fiscal 1993 to $82.9 million in fiscal 1994, a decrease of approximately 29.5%, reflecting lease terminations, lease restructuring and lower finance costs on new leases originated during fiscal 1994. All other operating expense categories increased in the aggregate by $41.1 million, approximately 12.4%, to $373.0 million which is primarily attributable to higher levels of rental and sales activity.

    Depreciation expense during fiscal 1994 was $133.5 million as compared to $110.1 million in the prior year, reflecting the addition of new trucks and trailers and the acquisition of trucks that were previously leased.

Oxford -- Life Insurance

    Premiums from Oxford's reinsurance lines before intercompany eliminations were $15.8 million for the year ended December 31, 1993, an increase of $0.9 million, approximately 6.0% over 1992 and accounted for 88.7% of Oxford's premiums in 1993. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.

    Premiums from Oxford's direct lines before intercompany eliminations were $2.0 million in 1993, a decrease of $1.0 million (33%) from the prior year. The decrease is primarily attributable to an experience refund incurred on the Company's group life insurance business. Oxford's direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 6.3% of Oxford's premiums in 1993. Unaffiliated direct lines accounted for approximately 5.0% of Oxford's premiums in 1993.

    Net investment income before intercompany eliminations was $12.6 million and $11.5 million for the years ended December 31, 1993 and 1992, respectively. The increase was primarily due to a decrease in interest credited to policyholders because of the increase in annuitizations. Gains on the disposition of fixed maturity investments were $2.1 million and $4.7 million for the years ended December 31, 1993 and 1992, respectively. Oxford had $1.8 million and $2.2 million of other income, for 1993 and 1992, respectively.

    Benefits and expenses incurred were $24.4 million for the year ended December 31, 1993, an increase of 5.2% over 1992. Comparable benefits and expenses incurred for 1992 were $23.2 million. This increase is primarily due to the increase in annuitizations discussed above.

    Operating profit after intercompany eliminations decreased by $3.4 million, approximately 27.6%, in 1993 to $8.9 million, primarily due to the decrease in gains on fixed maturity investments.

RWIC -- Property and Casualty

    RWIC gross premium writings for the year ended December 31, 1993 were $175.1 million, compared to $155.2 million in 1992, an increase of approximately 12.8% The rental industry market accounted for a significant share of these premiums, approximately 37% and 40% in 1993 and 1992, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. Selected general agency lines, principally commercial multiple peril, surety and excess workers' compensation and casualty accounted for 8.1%, 3.2% and 5.4% respectively, of gross premium writings in 1993, compared to approximately 15.4%, 2.8% and 11.9% respectively in 1992. RWIC also underwrites reinsurance via broker markets, and premiums in this area increased from $47.1 million in 1992 to $59.5 million in 1993 due to favorable market conditions.

    Net earned premiums increased $24.3 million, approximately 24%, to $125.4 million for the year ended December 31, 1993. This compares with net earned premiums of $101.1 million for the year ended December 31, 1992. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the excess workers' compensation line of RWIC's general agency business.

    Underwriting expenses incurred were $135.6 million for the year ended December 31, 1993, an increase of $17.8 million, approximately 15.1% over 1992. Comparable underwriting expenses incurred for 1992 were $117.8 million. Higher underwriting expenses are due to larger premium volumes being written in 1993 which increased acquisition costs and commensurate reserves.

    Net investment income was $27.4 million in 1993, a decrease of approximately 6.5%, as compared to 1992 net investment income of $29.3 million. This decrease is due primarily to lower rates available in the high quality fixed income market. RWIC's net realized gain on the sale of investments was $2.1 million and $0.7 million in 1993 and 1992, repectively, while other income totaled $1.4 million and $2.9 million.

    RWIC completed 1993 with net after tax income of $14.8 million as compared to $11.8 million for the comparable period ended December 1992. This represents an increase of $3.0 million, or 25.4% over 1992. The increase is due to a combination of better underwriting results and unplanned gains on bond calls. Net income at December 31, 1992 of $11.8 million includes the effect of adopting SFAS 109 (Accounting for Income Taxes), previously reported December 31, 1992 net income was $12.8 million.

Interest Expense

    Interest expense was $68.8 million in fiscal 1994, as compared to $68.0 million in fiscal 1993. The increase reflects higher average levels of debt outstanding (see "Liquidity and Capital Resources"), a higher proportion of fixed rate debt, and a lengthening of maturities offset by lower cost of funds.

Extraordinary Loss on Extinguishment of Debt

    During the first and third quarters of fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. The weighted average rate of the notes purchased is 9.34%. The purchase resulted in an extraordinary charge of $1,897,000 net of $1,021,000 of tax benefit.

    During the fourth quarter of fiscal 1994, the Company terminated swaps with a notional value of $77 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1,473,000 net of $793,000 of tax benefit.

FISCAL YEAR ENDED MARCH 31, 1993 VERSUS FISCAL YEAR ENDED MARCH 31, 1992

U-Haul Operations

    U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $57.6 million, approximately 8.4%, to $746.1 million in fiscal 1993. The increase from fiscal 1992 is primarily attributable to a $54.7 million increase in net revenues from the rental of moving related equipment, which rose to $684.1 million, as compared to $629.4 million, in fiscal 1992. Improved utilization within the truck rental fleet accounted for the majority of the revenue growth, with one-way rental transactions increasing by 6.1% and local rental transactions increasing by 16.5%. Also contributing to the increased revenues was an increase in the number of available rental trailers and trucks. Revenues from the rental of self-storage facilities increased $5.3 million to $63.9 million in fiscal 1993, an increase of approximately 9.2%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates. The increases in revenues from the rental of moving-related equipment and self-storage facilities were partially offset by an aggregate decrease of $2.4 million in general rental item revenues, gains on the sale of property, plant, and equipment, and other miscellaneous revenues.

    Net sales were $145.5 million in fiscal 1993, which represented a decrease of approximately 6.7% from fiscal 1992 net sales of $156.0 million. Moderate revenue growth from the sale of hitches, moving support items (i.e. boxes, etc.), and propane was offset by reduced sales of recreational vehicles due to the liquidation of inventory as well as a reduction in outside repair income due to a reduction in rental trucks owned by a third party, which were previously under a managed equipment agreement.

    Cost of sales was $93.1 million in fiscal 1993, which represented a decrease of approximately 9.5% from fiscal 1992. The reduction in fiscal 1993 reflects reductions in recreational vehicle sales and outside repair income.

    Operating expenses increased to $599.8 million in fiscal 1993 from $562.3 million in fiscal 1992, an increase of approximately 6.7%. The change from the prior year primarily reflects increased rental equipment maintenance costs and higher personnel costs. The higher maintenance costs reflect a slight increase in the age of the truck fleet due to no new units being added in fiscal 1992 and a relatively small number of new units being added in fiscal 1993. Also contributing to higher maintenance costs were U-Haul's repurchase of rental trucks owned by a third party, which were previously under a managed equipment agreement, and higher utilization. Lease expense for the fleet replacement cycle initiated in 1987 peaked in fiscal 1992 at $121.9 million and subsequently declined to $117.6 million in fiscal 1993, a decrease of approximately 3.5%.

Oxford -- Life Insurance

    Premiums from Oxford's reinsurance lines before intercompany eliminations were $14.9 million for the year ended December 31, 1992, a decrease of $4.1 million, approximately 21.6% from 1991 and accounted for 83.3% of Oxford's premiums in 1992. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Reductions in premiums reflect the anticipated decrease in renewal premiums as a result of normal attrition and mortality, combined with the fact that during 1992 Oxford reduced its activities in the reinsurance market compared to 1991 because of unfavorable market conditions.

    Premiums from Oxford's direct lines before intercompany eliminations were $3.0 million in 1992, an increase of $1.5 million (100%) over the prior year. The increase is primarily due to the issuance of a single premium immediate annuity of $0.8 million. Oxford's other direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 10.8% of Oxford's premiums in 1992. Unaffiliated direct lines accounted for approximately 5.9% of Oxford's premiums in 1992.

    Net investment income before intercompany eliminations was $11.5 million and $10.2 million for the years ended December 31, 1992 and 1991, respectively. The increase is due to increased margins on interest-sensitive business. Gains on the disposition of fixed maturity investments were $4.7 million and $0.1 million. Oxford had $2.2 million and $1.6 million of other income, for 1992 and 1991, respectively. Other income consists of administration fees and income on the surrender of annuities.

    Benefits and expenses incurred were $23.2 million for the year ended December 31, 1992, an increase of 7.9% over 1991. Comparable benefits and expenses incurred for 1991 were $21.5 million. This increase is primarily due to the increase in deferred acquisition cost amortization discussed below.

    Operating profit increased by $1.3 million, approximately 11.5%, in 1992 to $12.3 million, primarily due to increased margins on interest-sensitive business and gains on disposition or prepayments of fixed maturity investments. As required by generally accepted accounting principles, the amortization of deferred policy acquisition costs was accelerated due to gains on the fixed maturity investments associated with interest-sensitive products, resulting in a charge of approximately $2.0 million.

RWIC -- Property and Casualty

    RWIC gross premium writings for the year ended December 31, 1992 were $155.2 million, compared to $133.7 million in 1991, an increase of approximately 16.1%. The rental industry market accounted for a significant share of these premiums, approximately 40% and 53% in 1992 and 1991, respectively. These writings include U-Haul customers, fleetowners, and U-Haul, as well as other rental industry insureds with similar characteristics. Selected general agency lines, principally commercial multiple peril, surety and excess workers compensation and casualty accounted for approximately 15.4%, 2.8%, and 11.9% respectively, of gross premium writings in 1992, compared to approximately 12.8%, 1.8%, and 14.8% respectively, in 1991. RWIC also underwrites reinsurance via broker markets, and premiums in this area increased from $23.1 million in 1991 to $47.1 million in 1992 due to favorable market conditions.

    Net earned premiums increased $12.3 million, approximately 13.9%, to $101.1 million for the year ended December 31, 1992. This compares with net earned premiums of $88.8 million for the year ended December 31, 1991. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the commercial multiple peril lines of RWIC's general agency business.

    Underwriting expenses incurred were $117.8 million for the year ended December 31, 1992, an increase of $21.1 million, approximately 21.8%, over 1991. Comparable underwriting expenses incurred for 1991 were $96.7 million. Higher underwriting expenses due to losses related to Hurricane Andrew (approximately $12 million on a pre-tax basis) incurred in the reinsurance area were the largest contributors to this increase, and accounted for approximately 57% of the increase.

    Net investment income was $29.3 million in 1992, a decrease of approximately 0.7%, as compared to 1991 net investment income of $29.5 million. The slight decrease in net investment income is due largely to the lower rates available in the high quality fixed income market. RWIC's gain on the sale of investments was $0.7 million and $0.6 million, and RWIC had $2.9 million of other income for 1992 and other expense of $0.9 million for 1991.

    RWIC's operating profit in 1992 decreased $5.0 million, approximately 23.6%, to $16.2 million from $21.2 million for the year ended December 31, 1991.

Interest Expense

    Interest expense was $68.0 million in fiscal 1993, as compared to $76.2 million in fiscal 1992. The decline in interest expense reflects lower average debt levels outstanding and favorable refinance costs on maturing debt.

Result of Operations -- Consolidated Group

    As a result of the foregoing, pre-tax earnings of $66.0 million were realized in fiscal 1994 as compared to $49.2 million in fiscal 1993 and $25.7 million in fiscal 1992. After providing for income taxes, extraordinary costs associated with the early retirement of debt and the cumulative effect of a change in accounting principle, net earnings for fiscal 1994 were $40.2 million as compared to $31.9 million in fiscal 1993 and $20.8 million in fiscal 1992. Income tax as a percentage of pretax earnings from operations was 35.1% in 1993 compared to 19.2% in 1992, due to the Company's increased taxable earnings and the relative impact of tax-exempt interest.

QUARTERLY RESULTS

    The following table presents unaudited quarterly results for the nine quarters in the period beginning April 1, 1992 and ending June 30, 1994. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the Consolidated Financial Statements included elsewhere herein. The Company's results of operations have historically fluctuated from period to period, including on a quarterly basis. In particular, the Company's U-Haul business is seasonal and a majority of the Company's revenues and substantially all of its net earnings from its U-Haul business are generated in the first and second quarters of each fiscal year (April through September). The operating results for the periods presented are not necessarily indicative of results for any future period.


                                                                        Quarters Ended
                                                            (in thousands, except per share data)
                            ------------------------------------------------------------------------------------------------------
                             June 30,  Sept. 30,   Dec. 31,    March 31,   June 30,  Sept. 30,   Dec. 31,   March 31,    June 30,
                               1992       1992       1992        1993        1993       1993       1993       1994         1994
                            ---------  ---------  ----------  ----------  ---------  ---------  ---------  ----------  -----------
Total Revenues............. $ 274,744  $ 303,871  $  242,921  $  219,375  $ 291,348  $ 324,968  $ 267,448  $ 251,091   $ 323,578
Net Earnings (loss)........    24,982     26,736      (6,843)    (12,966)    17,359     30,601      1,799     (9,575)     29,413
Net Earnings
  per common share <F1>....       .65        .69        (.18)       (.34)       .47        .79        .01       (.33)        .71
- ----------

<F1> For the quarters ended December 31, 1993, March 31, 1994 and June 30, 1994 net earnings per common share amounts were computed after giving effect to the  dividend  on  the  Company's  Series A  81/2%  Preferred  Stock.  See "Description of Capital Stock
     -- Dividends."

LIQUIDITY AND CAPITAL RESOURCES

U-Haul Operations

    To meet the needs of its customers, U-Haul must maintain a large inventory of fixed asset rental items. At June 30, 1994, net property, plant and equipment represented approximately 73.8% of total U-Haul assets and approximately 50.8% of consolidated assets. In the first quarter of fiscal 1995, capital expenditures were $144.8 million, as compared to $226.8 million in the first quarter of fiscal 1994. These expenditures reflect expansion of the rental truck fleet, purchase of trucks previously leased, and real property acquisitions. The capital needs required to fund these acquisitions were funded with internally generated funds from operations, debt, and lease financings.

    Cash flows from operations was $113.2 million in the first quarter of fiscal 1995, as compared to $61.6 million in the first quarter of fiscal 1994. The increase results from an increase in net earnings, depreciation and amortization and net change in other operating assets and liabilities, specifically receivables, accounts payable and accrued liabilities, and deferred credits.

    At June 30, 1994, total notes and loans payable outstanding was $725.6 million as compared to $723.8 million at March 31, 1994 and $766.9 million at June 30, 1993.

    During each of the fiscal years ending March 31, 1995, 1996, and 1997, U-Haul estimates gross capital expenditures will average approximately $360 million as a result of the expansion of the rental truck fleet and self-storage segment. This level of capital expenditures, combined with an average of approximately $100 million in annual long-term debt maturities during this same period, are expected to create annual average funding needs of approximately $460 million. Management estimates that U-Haul will fund approximately 55% of these requirements with internally generated funds, including proceeds from the disposition of older trucks and other asset sales. The remainder of the required capital expenditures are expected to be financed through existing credit facilities, new debt placements, lease fundings, and equity offerings.

Oxford Life Insurance Company

    Oxford's primary sources of cash are premiums, receipts from interest-sensitive products and investment income. The primary uses of cash are operating costs and benefit payments to policyholders. Matching the investment portfolio to the cash flow demands of the types of insurance being written is an important consideration. Benefit and claim statistics are continually monitored to provide projections of future cash requirements.

    Cash (used) provided by operations and financing was ($3.5) million and $3.0 million for the three month period ended March 31, 1994. Cash provided by operations and financing for the same period ended March 31, 1993 was $3.0 million. During 1994 and 1993 there were no cash flows from new reinsurance agreements. In addition to cash flow from operations and financing activities, a substantial amount of liquid funds is available through Oxford's short-term portfolio. At March 31, 1994 and 1993, short-term investments amounted to $18.5 million and $9.8 million, respectively. Management believes that the overall sources of liquidity will continue to meet foreseeable cash needs.

    Stockholder's equity of Oxford, excluding investment in RWIC, decreased to $88.2 million in 1994 from $92.5 million in 1993. In May 1993, Oxford paid dividends of $10.0 million to Ponderosa.

    Applicable laws and regulations of the State of Arizona require the Company's insurance subsidiaries to maintain minimum capital determined in accordance with statutory accounting practices in the amount of $600,000. In addition, the amount of dividends that can be paid to stockholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior approval of the Insurance Commissioner. Statutory surplus that can be distributed as dividends is $17,076,000 at March 31, 1993. These restrictions are not expected to have a material adverse effect on the ability of the Company to meet its cash obligations.

RWIC -- Property and Casualty

    RWIC's short-term investment portfolio was $6.6 million at March 31, 1994. This level of liquid assets, combined with budgeted cash flow, is believed by management to be adequate to meet periodic needs. The structure of the long-term portfolio is designed to match future cash needs. Through capital and operating budgets, RWIC seeks to schedule cash needs in accordance with investment and underwriting proceeds. RWIC does not have plans for any near-term large capital outlays.

    RWIC maintains a diversified investment portfolio, primarily in bonds at varying maturity levels. Approximately 98.2% of the portfolio consists of investment grade securities. The maturity distribution is designed to provide sufficient liquidity to meet future cash needs. Current liquidity is adequate, with current invested assets equal to 98.7% of total liabilities.

    The liability for unpaid losses is based on the estimated ultimate cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsurers and estimates for unreported losses based on the historical experience of RWIC, supplemented by insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expenses paid to losses paid. Unpaid loss and loss expenses are not discounted.

    Stockholder equity increased 2.3% from $165.1 million at December 31, 1993 to $168.9 million at March 31, 1994. RWIC considers current stockholders' equity to be adequate to support future growth and absorb unforseen risk events. RWIC does not use debt or equity issues to increase capital and therefore has no exposure to capital market conditions. During the first quarter of 1994, RWIC paid no stockholder dividends.

Credit Agreements

    The Company's operations are funded by various credit and financing arrangements, including unsecured long-term borrowings, unsecured medium-term notes, and revolving lines of credit with domestic and foreign banks. Principally to finance its fleet of trucks and trailers, the Company routinely enters into sale and leaseback transactions. As of June 30, 1994, the Company had $725.5 million in total notes and loans payable outstanding and unutilized lines of credit of approximately $375 million.

    Certain of the Company's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. At June 30, 1994, the Company was in compliance with these covenants. In addition, these credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company. Approximately $509 million of the Company's outstanding debt was covered by such credit agreements as of June 30, 1994.

    Under certain of the Company's credit agreements, a "change in control" is deemed to occur if (a) any transfer of any shares of any class of capital stock results in the Company's ESOP and members of the Shoen family owning in the aggregate less than the amount of capital stock as may be necessary to enable them to cast in excess of 50% of the votes for the election of directors of the Company or (b) during any period for two consecutive years, persons who at the beginning of such period constituted the Board of Directors of the Company (including any director approved by a vote of not less than 662/3% of such board) cease for any reason to constitute greater than 50% of the then acting Board.

OTHER

    Statement of Financial Accounting Standards No. 106, "Employers" Accounting for Postretirement Benefits Other Than Pensions," was issued by the Financial Accounting Standards Board in December 1990. The statement requires that the expected costs of health care and life insurance provided to retired employees by recognized as expense during the years employees render service. The Company adopted the provisions of this statement effective April 1, 1993. The accumulated postretirement benefit obligation recognized by the Company at April 1, 1993 was $5.0 million. Net of income taxes, the cumulative effect of adoption at April 1, 1993 was $3.1 million.

    Further, during the first quarter of fiscal 1994 the Company adopted the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires a change from the deferred to the liability method of computing deferred income taxes. The adoption of the provisions of this statement resulted in a $11.1 million net increase in deferred income taxes payable. The Company adopted this change retroactively to April 1, 1988. For additional information, see Note 7 of Notes to Consolidated Financial Statements.

    In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers" Accounting for Postemployment Benefits." The statement applies to employers who provide certain benefits to former or inactive employees after employment but before retirement. It requires that the cost of such benefits be recognized over the service period of employees as these benefits vest or accumulate. The provisions of this statement must be adopted for fiscal years beginning after December 15, 1993. The effect of this statement on the Company's financial position or results of operations will not be material.

    In December 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." Effective January 1, 1993, the Company adopted the standard. The primary impact on the Company's financial statements is the requirement to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. Previously, such effects were reported on a net basis. As a result of adoption of the standard, unpaid losses and loss expenses as of March 31, 1994 have been increased by approximately $76 million to reflect the Company's policy liabilities without regard to reinsurance. A corresponding amount due from reinsurers on unpaid losses, including amounts related to claims incurred but not reported, has also been reflected. Additionally, unearned premiums have been increased by approximately $12 million for policy premiums ceded to reinsurers for which the coverage period has not yet expired. Prepaid insurance premiums of a corresponding amount have also been reflected in the consolidated balance sheet. The consolidated balance sheet as of March 31, 1993 has not been restated to reflect the adoption of the standard.

    Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," was issued by the Financial Accounting Standards Board in May 1993. This standard is effective for years beginning after December 15, 1994. The standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company has not completed an evaluation of the effect of this standard.

    Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board in May 1993. This standard requires classification of debt securities into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis in a separate component of stockholders' equity. Securities classified as trading are recorded at fair value with unrealized gains or losses reported on a net basis in income. Effective December 31, 1993, RWIC adopted the standard. RWIC does not currently maintain a trading portfolio. Oxford and U-Haul have not completed an evaluation of this standard.

    Statement of Position 93-7, "Reporting on Advertising Costs," was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising takes place, reporting the costs of direct-response advertising, and amortizing the amount of direct-response advertising reported as assets. This statement of position is effective for financial statements for years beginning after June 15, 1994. The Company currently matches certain advertising costs with revenue generated in future periods, and at March 31, 1994, $8.2 million in advertising costs are deferred and included in prepaid expenses. The Company has completed an evaluation of the effect of this statement of position but has not determined the timing of adoption.

IMPACT OF INFLATION

    Inflation has had no material financial effect on the Company's results of operations in the years discussed.



                                   BUSINESS

HISTORY

    The Company was founded in 1945 under the name "U-Haul Trailer Rental Company." From 1945 to 1975, the Company rented trailers and trucks on a one-way and local round-trip basis through independent dealers (at that time principally independent gasoline service stations). Since 1974, the Company has developed a network of Company-owned rental centers ("U-Haul Centers") (through which U-Haul rents its trucks and trailers and provides a number of other related products and services) and has expanded the number and geographic diversity of its independent dealers. At June 30, 1994, the Company's distribution network included approximately 1,000 U-Haul Centers and approximately 11,600 independent dealers.

    In March 1974, in conjunction with the acquisition and construction of U-Haul Centers, the Company entered the self-storage business. As of June 30, 1994, such self-storage facilities were located at or near approximately 64% of the Company's U-Haul Centers. Beginning in 1974, the Company introduced the sale and installation of hitches and towing systems, as well as the sale of support items such as packing and moving aids. During 1983, the Company expanded its range of do-it-yourself rental products to include tools and equipment for the homeowner and small contractor and other general rental items.

    In 1969, the Company acquired Oxford to provide employee health and life insurance for the Company in a cost-effective manner. In 1973, the Company formed RWIC to provide automobile liability insurance for the U-Haul truck and trailer rental customers.

    Commencing in 1987, the Company began the implementation of a strategic plan designed to emphasize reinvestment in its core do-it-yourself rental, moving, and storage business. The plan included a fleet renewal program (see "Business
- -- U-Haul Operations -- Rental Equipment Fleet"), and provided for the discontinuation of certain unprofitable and unrelated operations. As part of its plan, the Company discontinued the operation of its full-service moving van lines, initiated the phase out of its recreational vehicle rental operations, and began the disposition of its recreational vehicle rental fleet. The disposition of the moving van lines' assets and the recreational vehicle rental fleet were completed in 1988 and 1992, respectively. The Company also eliminated various types of rental equipment and closed certain warehouses and repair facilities. The Company believes that its refocused business strategy enabled U-Haul to generate higher revenues and to achieve significant cost savings. This plan has been and continues to be vigorously opposed by the Outside Stockholder Group and would in all likelihood not be pursued in the event of a change in control. See "Risk Factors -- Existing Management -- Potential Change in Control."

    Since 1987, the Company has sold surplus real estate assets with a book value of approximately $38.2 million for total proceeds of approximately $76.7 million. At June 30, 1994, the book value of the Company's real estate assets deemed to be surplus was approximately $18.3 million.

    In 1990, the Company reorganized its operations into separate legal entities, each with its own operating, financial, and investment strategies. The reorganization separated the Company into three parts: U-Haul rental operations, insurance, and real estate. The purpose of the reorganization was to increase management accountability and to allow the allocation of capital based on defined performance measurements.

BUSINESS STRATEGY

    U-HAUL OPERATIONS

    The Company's present business strategy remains focused on the do-it-yourself moving customer. The objective of this strategy is to offer, in an integrated manner over a diverse geographical area, a wide range of products and services to the do-it-yourself moving customer.

    Through its "Moving Made Easier(R)" program, the Company strives to offer its customers a high quality, reliable, and convenient fleet of trucks and trailers at reasonable prices while simultaneously offering other related products and services, including moving accessories, self-storage facilities, and other items often desired by the do-it-yourself mover. The rental trucks purchased in the fleet renewal program have been designed with the do-it-yourself customer in mind to include features such as low decks, air conditioning, power steering, automatic transmissions, soft suspensions, AM/FM cassette stereo systems, and over-the-cab storage. The Company has introduced certain insurance products, including "Safemove(R)" and "Safestor(R),"to provide the do-it-yourself mover with certain moving-related insurance coverage. In addition, the Company provides rental customers the option of storing their possessions at either their points of departure or destination.

    The Company believes that customer access, in terms of truck or trailer availability and proximity of rental location, is critical to its success. Since 1987, the Company has more than doubled the number of U-Haul rental locations, with a net addition of approximately 6,000 independent dealers.

    To effectively service the U-Haul customer at these additional rental locations with equipment commensurate with the Company's commitment to product excellence, the Company, as part of the fleet renewal program, purchased approximately 67,000 new trucks between March 1987 and June 1994 and reduced the overall average age of its truck fleet from approximately 11 years at March 1987 to approximately 5 years at June 1994. During this period, approximately 61,000 trucks were retired or sold.

    Since 1990, U-Haul has replaced approximately 49% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Given the mechanical simplicity of a trailer relative to a truck and a trailer's longer useful life, the Company expects to replace trailers only as necessary.

    Beginning in 1983, the Company implemented a point-of-sale computer system for all of its Company-owned locations. The system was designed primarily to handle the Company's reservations, traffic, and reporting of rental transactions. The Company believes that the implementation of the system has been a significant factor in allowing the Company to increase its fleet utilization. Since the initial implementation, the Company has added several additional enhancements to the system, including full budgeting and financial reporting systems.

    INSURANCE OPERATIONS

    Oxford's business strategy emphasizes long-term capital growth funded through earnings from reinsurance and investment activities. In the past, Oxford has selectively reinsured life, health, and annuity-type insurance products. Oxford anticipates pursuing its growth strategy by providing reinsurance facilities to well-managed insurance or reinsurance companies offering similar type products who are desirous of additional capital either as a result of rapid growth or regulatory demands or who are divesting non-core business lines.

    RWIC's principal business strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. RWIC believes that providing U-Haul and U-Haul customers with property and casualty insurance coverage has enabled it to develop expertise in the areas of rental vehicle lessee insurance, self-storage property coverage, motorhome insurance coverage, and general rental equipment coverage. RWIC has used and plans to continue to use this knowledge to expand its customer base by offering similar products to customers other than U-Haul. In addition, RWIC plans to expand its involvement in specialized areas by offering commercial multi-peril and surety coverage and by assuming reinsurance business.

U-HAUL OPERATIONS

    GENERAL

    The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of Company-owned U-Haul Centers and independent dealers throughout the United States and Canada.

    Substantially all of the Company's rental revenue is derived from do-it-yourself moving customers. The remaining business comes from commercial/ industrial customers. Moving rentals include: (i) local (round-trip) rentals, where the equipment is returned to the originating U-Haul Center or independent dealer and (ii) one-way rentals, where the equipment is returned to a U-Haul Center or independent dealer in another city. Typically, the number of local rental transactions in any given year is substantially greater than the number of one-way rental transactions. However, total revenues generated by one-way transactions in any given year typically exceed total revenues from local rental transactions.

    As part of the Company's integrated approach to the do-it-yourself moving market, U-Haul has a variety of product offerings. U-Haul's "Moving Made Easier(R)" program is designed to offer safe, well-equipped rental trucks and trailers at a reasonable price and to provide support items such as furniture pads, hand trucks, appliance and utility dollies, mirrors, tow bars, tow dollies, and bumper hitches. The Company also sells boxes, tape, and packaging materials and rents additional items such as floor polishers and carpet cleaning equipment at its U-Haul Center locations. U-Haul Centers also install hitches and sell propane, and some of them sell gasoline. U-Haul sells insurance packages such as (i) "Safemove(R)," which provides moving customers with a damage waiver, cargo protection, and medical and life coverage, and (ii) "Safestor(R)," which provides self-storage rental customers with various insurance coverages.

    The U-Haul truck and trailer rental business tends to be seasonal with more transactions and revenues generated in the spring and summer months than during the balance of the year. The Company attributes this seasonality to the preference of do-it-yourself movers to move during this time. Also, consistent with do-it-yourself mover preferences, the number of rental transactions tends to be higher on weekends than on weekdays.

    RENTAL EQUIPMENT FLEET

    As of June 30, 1994, U-Haul's rental equipment fleet consisted of approximately 76,000 trucks and approximately 90,000 trailers. Rental trucks are offered in five sizes and range in size from the ten-foot "Mini-Mover(R)" to the twenty-six-foot "Super-Mover(R)." In addition, U-Haul offers pick-up trucks and cargo vans at many of its locations. Trailers range between six feet and twelve feet in length and are offered in both open and closed box configurations.

    DISTRIBUTION NETWORK

    The Company's U-Haul products and services are marketed across the United States and Canada through, as of June 30, 1994, approximately 1,000 Company-owned U-Haul Centers and approximately 11,600 independent dealers. The independent dealers, which include gasoline station operators, general equipment rental operators, and others, rent U-Haul trucks and trailers in addition to carrying on their principal lines of business. U-Haul Centers, however, are dedicated to the U-Haul line of products and services and offer those and related products and services. Independent dealers are commonly located in suburban and rural markets, while U-Haul Centers are concentrated in urban and suburban markets.

    Independent dealers receive U-Haul equipment on a consignment basis and are paid a commission on gross revenues generated from their rentals. Independent dealers also may earn referral commissions on U-Haul products and services provided at other U-Haul locations. The Company maintains contracts with its independent dealers that can be cancelled upon thirty days' written notice by either party.

    In addition, the Company has sought to improve the productivity of its rental locations by installing computerized reservations and network management systems in each U-Haul Center and a limited number of independent dealers. The Company believes that these systems have been a major factor in enabling the Company to deploy equipment more effectively throughout its network of locations and anticipates expanding these systems to cover additional independent dealers.

    The Company's U-Haul Center and independent dealer network in the United States and Canada is divided into 12 districts, each supervised by an area district vice president. Within the districts, the Company has established local marketing companies, each of which, guided by a marketing company president, is responsible for retail marketing at all U-Haul Centers and independent dealers within its respective geographic area.

    Although rental dealers are independent, U-Haul area field managers oversee the dealer network by inspecting each independent dealer's facilities and auditing their activities on a regular basis. In addition, the area field managers recruit new independent dealers for expansion or replacement purposes. U-Haul has instituted performance compensation programs that focus on accomplishment and reward strong performers.

    SELF-STORAGE BUSINESS

    U-Haul entered the self-storage business in 1974 and since that time has increased the rentable square footage of its storage locations through the acquisition of existing facilities and new construction. In addition, the Company has entered into management agreements to manage self-storage properties owned by other companies and is exploring the possibility of expanding this type of operation as well as expanding its ownership of self-storage facilities. The Company also provides financing and management services for independent self-storage businesses.

    Through approximately 650 Company-owned locations in the United States and Canada, the Company offers for rent more than 13.0 million square feet of self-storage space. The Company's self-storage facility locations have an average of 20,000 square feet of storage space, with individual storage spaces ranging in size from 16 square feet to 200 square feet.

    Units are rented to individuals and businesses for temporary storage on a monthly basis. In fiscal 1994, occupancy rates increased to approximately 91% from approximately 85% in the prior year. During fiscal 1994 and fiscal 1993, delinquent rentals as a percentage of total storage rentals were approximately 5% in each year, which rate the Company considers to be satisfactory.

    EQUIPMENT DESIGN, MANUFACTURE AND MAINTENANCE

    The Company designs and manufactures its truck van boxes, trailers, and various other support rental equipment items. With the needs of the do-it-yourself moving customer in mind, the Company's equipment is designed to achieve high safety standards, simplicity of operation, reliability, convenience, durability, and fuel economy. Truck chassis are manufactured to Company specifications by both foreign and domestic truck manufacturers. These chassis receive certain post-delivery modifications and are joined with van boxes at 7 Company-owned manufacturing and assembly facilities in the United States.

    The Company services and maintains its trucks and trailers through a periodic maintenance program. Regular vehicle maintenance is generally performed at Company-owned facilities located throughout the United States and Canada. Major repairs are performed either by the chassis manufacturers' dealers or by Company-owned repair shops. To the extent available, the Company takes advantage of manufacturers' warranties.

    Since the fleet renewal program began in fiscal 1987, the number of repair locations has been reduced significantly. Maintenance costs declined from a high of $163.0 million in fiscal 1987 to a low of $80.5 million in fiscal 1989. However, due to a reduction both in new truck purchases and older truck retirements in fiscal 1992 and fiscal 1993, maintenance expense increased to $150.3 million in fiscal 1993 and $177.7 million in fiscal 1994. During fiscal 1994, the Company, as part of its fleet renewal program, resumed the purchase and manufacture of new trucks with the objective of increasing the size of the truck fleet.

    COMPETITION

    The do-it-yourself moving truck and trailer rental market is highly competitive and dominated by national operators in both the local and one-way markets. These competitors include the truck rental divisions of Ryder System, Penske Truck Leasing, and Budget Rent-A-Car. Management believes that there are two distinct users of rental trucks: commercial users and do-it-yourself users. As noted above, the Company focuses on the do-it-yourself mover. The Company believes that the principal competitive factors are price, convenience of rental locations, and availability of quality rental equipment.

    The self-storage industry is also highly competitive. In addition to the Company, there are two other national firms, Public Storage and Shurgard, and numerous regional and local operators. Efficient management of occupancy and delinquency rates, as well as price and convenience, are key competitive factors.

    EMPLOYEES

    For the period ending June 30, 1994, the Company's non-seasonal workforce consisted of approximately 11,300 employees comprised of approximately 46% part-time and 54% full-time employees. During the summer months, the Company increases its workforce by approximately 1,000 employees. The percentage of part-time employees was approximately 46% of the total workforce on June 30, 1994. The Company's employees are non-unionized, and management believes that its relations with its employees are satisfactory.

INSURANCE OPERATIONS

    OXFORD -- LIFE INSURANCE

    Oxford underwrites life, health and annuity insurance, both as a direct writer and as an assuming reinsurer. Oxford's direct lines are primarily related to group life and disability coverage issued to employees of AMERCO and its subsidiaries. For the year ended December 31, 1993, approximately 6.3% of Oxford's premium revenues resulted from business with AMERCO and its subsidiaries. Oxford's other direct writings include individual life insurance acquired from other insurers and a small volume of individual annuity products written through independent agents, which together accounted for approximately 5.0% of Oxford's premium revenues for the year ended December 31, 1993. Oxford administers AMERCO's self-insured group health and dental plans.

    Oxford's reinsurance assumed lines, which accounted for approximately 88.7% of Oxford's premium revenues for the year ended December 31, 1993, include individual life insurance coverage, annuity coverages, excess loss health insurance coverage, and short-term travel accident coverage. These reinsurance arrangements are entered into with unaffiliated insurers, except for travel accident products reinsured from RWIC.

    RWIC -- PROPERTY AND CASUALTY

    RWIC's underwriting activities consist of three basic areas: U-Haul and U-Haul affiliated underwriting; direct underwriting; and assumed reinsurance underwriting. U-Haul underwritings include coverage for U-Haul and U-Haul employees, and U-Haul affiliated underwritings consist primarily of coverage for U-Haul customers. For the year ended December 31, 1993, approximately 38% of RWIC's written premiums resulted from U-Haul and U-Haul affiliated underwriting activities. RWIC's direct underwriting is done through home office underwriters and selected general agents. The products provided include liability coverage for rental vehicle lessees and storage rental properties, and coverage for commercial multiple peril, surety, and excess workers' compensation. RWIC's assumed reinsurance underwriting is done via broker markets and includes, among other things, reinsurance of municipal bond insurance written through MBIA, Inc.

    RWIC provides a liability for unpaid losses that is based on the estimated ultimate cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsurers and estimates for incurred but unreported losses based on RWIC's historical experience supplemented by insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expense paid to losses paid.

    The liabilities are estimates necessary to settle all claims as of the date of the stated reserves and all incurred but not reported claims. RWIC updates the reserves as additional facts regarding claims become apparent. In addition, court decisions, economic conditions and public attitudes impact the estimation of reserves and also the ultimate cost of claims. In estimating reserves, no attempt is made to isolate inflation from the combined effect of numerous factors including inflation. Unpaid losses and unpaid loss expenses are not discounted.

    RWIC's unpaid loss and loss expenses are certified annually by an independent actuarial consulting firm as required by state regulation.

    The following table is a reconciliation in summary form, for each of the last three years, of the beginning and end of year unpaid loss and loss expenses:

                                               For the Years Ended December 31
                                               -------------------------------
                                                  1993       1992      1991
                                               ---------  ---------  ---------
                                                        (in thousands)
Unpaid loss and loss expenses,
  beginning of year..........................  $ 238,762  $ 236,019  $ 226,324
                                               ---------  ---------  ---------
Losses and loss adjustment expenses:
  attributable to the current year...........     91,044     96,451     74,510
  Increase (Decrease) attributable
    to prior years...........................     12,688     (4,241)     3,124
                                               ---------  ---------- ---------
        Total................................    103,732     92,210     77,634
                                               ---------  ---------- ----------

Payments:
  Loss and loss adjustment expenses
    attributable to current year.............     20,200     23,936     12,810
  Payments attributable to prior years.......     83,923     65,531     55,129
                                               ---------  ---------  ---------
        Total................................    104,123     89,467     67,939
                                               ---------  ---------  ---------
Increase due to adoption of FAS113...........     76,111       --          --
                                               ---------  ---------  ---------
Unpaid loss and loss expenses, end of year...  $ 314,482  $ 238,762  $ 236,019
                                               ---------  ---------  ---------


    Effective December 31, 1993, RWIC adopted Statement of Financial Accounting Standards (SFAS) No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." The primary impact of SFAS No. 113 is the requirement to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. Previously, RWIC reported such effects on a net basis. As a result of adoption of SFAS No. 113, the liability for unpaid losses and loss adjustment expenses as of December 31, 1993 has been increased approximately $76 million to reflect policy liabilities without regard to reinsurance. A corresponding amount due from reinsurers on unpaid losses, including amounts related to claims incurred but not reported, has also been reflected.

    The table on the next page illustrates the change in unpaid loss and loss expenses. The first line shows the reserves as originally reported at the end of the stated year. The second section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to that reserve. The third section, reading down, shows reestimates of the original recorded reserve as of the end of successive years. The last section compares the latest reestimated reserve amount to the reserve amount as originally established. This last section is cumulative and should not be summed.


                         Unpaid Loss and Loss Expenses

                                  December 31
                    -------------------------------------------------------------------------------------------------------------
                       1983       1984      1985      1986      1987      1988      1989      1990      1991      1992      1993
                    ---------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                                  (in thousands)
Reserve for
  Unpaid Loss and
  Loss Adjusment
  Expenses:         $  67,129    90,315   123,342   146,391   168,688   199,380   207,939   226,324   236,019   238,762   314,482

PAID (CUMULATIVE)
     AS OF
:
One year later         21,140    24,602    41,170    54,627    49,681    59,111    50,992    55,128    65,532    83,923
Two years later        35,340    50,628    77,697    92,748    91,597    89,850    87,850    97,014   105,432
Three years later      47,544    70,719   105,160   124,278   110,834   114,979   116,043   120,994
Four years later       56,197    84,936   126,734   137,744   129,261   133,466   132,703
Five years later       61,826    95,583   133,421   151,354   142,618   145,864
Six years later        68,722    98,018   142,909   161,447   152,579
Seven years later      68,496   102,805   151,379   169,601
Eight years later      70,822   109,055   158,728
Nine years late r      74,809   114,334
Ten years later        77,700

RESERVE REESTIMATED
      AS OF
:
One year later         72,462   101,097   138,287   167,211   187,663   200,888   206,701   229,447   231,779   251,450
Two years later        74,850   107,111   147,968   192,272   190,715   202,687   206,219   221,450   224,783
Three years later      76,811   115,746   168,096   192,670   194,280   203,343   199,925   211,988
Four years later       80,453   119,977   168,040   199,576   195,917   199,304   198,986
Five years later       82,823   119,513   175,283   201,303   195,203   200,050
Six years later        82,209   122,791   178,232   202,020   196,176
Seven years later      81,894   125,863   182,257   202,984
Eight years later      83,943   128,815   184,266
Nine years later       85,816   132,207
Ten years later        86,856

INITIAL RESERVE IN
    EXCESS OF
   (LESS THAN)
REESTIMATED RESERVE:
Amount
  (cumulative)      $ (19,727)  (41,892)  (60,924)  (56,593)  (27,488)     (670)    8,953    14,336   11,236    (12,688)

    The operating results of the property and casualty insurance industry, including RWIC, are subject to significant fluctuations due to numerous factors, including premium rate competition, catastrophic and unpredictable events (including man-made and natural disasters), general economic and social conditions, interest rates, investment returns, changes in tax laws, regulatory developments, and the ability to accurately estimate liabilities for unpaid losses and loss expenses.

    INVESTMENTS

    Oxford's and RWIC's investments must comply with the insurance laws of the State of Arizona where the companies are domiciled. These laws prescribe the type, quality, and concentration of investments that may be made. In general, these laws permit investments in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and real estate, within specified limits and subject to certain qualifications. Moreover, in order to be considered an acceptable reinsurer by cedents and intermediaries, a reinsurer must offer financial security. The quality and liquidity of invested assets are important considerations in determining such security.

    The investment philosophies of Oxford and RWIC emphasize protection of principal through the purchase of investment grade fixed income securities. Approximately 99% of their respective portfolios consist of investment grade securities. The maturity distributions are designed to provide sufficient liquidity to meet future cash needs.

    REINSURANCE

    The Company's insurance operations assume and cede insurance from and to other insurers and members of various reinsurance pools and associations. Reinsurance arrangements are utilized to provide greater diversification of risk and to minimize exposure on large risks. However, the original insurer remains liable should the assuming insurer not be able to meet its obligations under the reinsurance agreements.

    REGULATION

    The Company's insurance subsidiaries are subject to considerable regulation and supervision in the states in which they transact business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders. As a result of federal legislation, the primary regulation of the insurance industry is performed by the states. State regulation extends to such matters as licensing companies; restricting the types or quality of investments; regulating capital and surplus and actuarial reserve maintenance; setting solvency standards; requiring triennial financial examinations, market conduct surveys, and the filing of reports on financial condition; licensing agents; regulating aspects of the insurance companies' relationship with their agents; restricting expenses, commissions, and new business issued; imposing requirements relating to policy contents; restricting use of some underwriting criteria; regulating rates, forms, and advertising; limiting the grounds for cancellations or non-renewal of policies; regulating solicitation and replacement practices; and specifying what might constitute unfair practices. State laws also regulate transactions and dividends between an insurance company and its parent or affiliates, and generally require prior approval or notification for any change in control of the insurance subsidiary.

    In the past few years, the insurance and reinsurance regulatory framework has been subjected to increased scrutiny by the National Association of Insurance Commissioners (the "NAIC"), state legislatures, insurance regulators, and the United States Congress. State legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. The NAIC and state insurance regulators have been examining existing laws and regulations with an emphasis on insurance company investment and solvency issues. Legislation has been introduced in Congress that could result in the federal government assuming some role in the regulation of the insurance industry. It is not possible to predict the future impact of changing state and federal regulation on the operations of Oxford and RWIC.

    Beginning in 1993, the NAIC adopted and implemented minimum risk-based capitalization requirements for life insurance companies, including Oxford. As of the date of this report, Oxford is in compliance with these requirements. The NAIC has adopted a model for establishing minimum risk-based capitalization requirements for property and casualty insurance and reinsurance companies. The NAIC's stated objective in developing such risk-based capital standards is to improve solvency monitoring. RWIC will adopt the minimum risk-based capitalization requirements in fiscal 1995. Adoption will have no material effect on RWIC.

    COMPETITION

    The insurance industry is competitive. Competitors include a large number of life insurance companies and property and casualty insurance companies, some of which are owned by stockholders and others of which are owned by policyholders (mutual). Many companies in competition with Oxford and RWIC have been in business for a longer period of time or possess substantially greater financial resources. Competition in the insurance business is based upon price, product design, and services rendered to producers and policyholders.

AMERCO REAL ESTATE COMPANY

    AREC owns and manages most of the Company's real estate assets, including the Company's U-Haul Center locations. AREC has responsibility for acquiring and developing properties suitable for new U-Haul Centers and self-storage locations. In addition to the U-Haul operations, AREC actively seeks to lease or dispose of surplus properties. See "Business -- History."

LITIGATION

    Certain members of the Company's Board of Directors are defendants in an action currently pending in the Superior Court of the State of Arizona in and for the County of Maricopa entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988. The Company was also a defendant in the action as originally filed, but the Company was dismissed from the action on August 15, 1994, subject only to the right, to the extent that any exists, of the plaintiffs to appeal such dismissal. The plaintiffs, who are all members of the Outside Stockholder Group that is currently opposed to existing Company management (see "Principal Stockholders"), filed a Fourth Amended Complaint in February 1992 and have alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company common stock to certain key employees. That sale allegedly prevented the Outside Stockholder Group from gaining a majority position in the Company's voting stock and control of the Company's Board of Directors. The plaintiffs allege various breaches of fiduciary duty and other unlawful conduct by the individual defendants and seek equitable relief, compensatory damages, and punitive damages. The Court has dismissed all claims for equitable relief that would have allowed the plaintiffs to sit on the Board of Directors, subject only to the right, to the extent that any exists, of the plaintiffs to appeal such dismissal. The plaintiffs also allege that their stock is virtually worthless and that they are entitled to compensatory damages of approximately $600 million. The defendants are vigorously contesting the plaintiffs' claims. Pursuant to separate indemnification agreements, the Company has agreed to advance litigation expenses to the defendants and will be required to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or Bylaws, for all expenses and damages, if any, incurred by the defendants in this proceeding. The trial of this case commenced August 17, 1994 and is expected to last six to eight weeks.

    Selling Stockholder, Paul F. Shoen and the Company are parties to separate Share Repurchase and Registration Rights Agreements which require all disputes relating thereto to be resolved by arbitration. On April 8, 1994, Selling Stockholder and Paul F. Shoen commenced the dispute resolution process. Private arbitration proceedings pursuant to these agreements were convened on June 19, 1994. In the arbitration, the Selling Stockholder asserts that the Company has breached its obligations to her by failing to timely register the sale of her shares pursuant to this Prospectus and by failing to remove the right of first refusal on all Company common stock. Paul F. Shoen asserts that the Company has breached its obligations to him by failing to timely consummate the purchase from him of 58,823 shares of Company common stock for an aggregate purchase price of $1,000,000 and, on an anticipatory basis, by failing to remove the right of first refusal on all of the Company's outstanding common stock. The ESOP Trust purchased 58,823 shares from Paul F. Shoen on June 30, 1994. Selling Stockholder and Paul F. Shoen assert that, as a consequence of these alleged breaches, they are entitled to give notice of termination of the Stockholder Agreement described under "Principal Stockholders." The Company disagrees with the above assertions. Selling Stockholder gave such notice of termination on July 11, 1994. The arbitration hearings concluded on August 21, 1994 and the arbitration panel is expected to render a decision on September 9, 1994. See "Risk Factors -- Existing Management -- Potential Change in Control."

    The Company, the Company's Board of Directors, the ESOP, and the ESOP Trustee are defendants in an action currently pending in United States District Court for the District of Nevada entitled Paul F. Shoen v. AMERCO, et al., No. CV-N-94-475-DWH, instituted July 19, 1994. Paul F. Shoen alleges among other things that the defendants have solicited proxies in connection with the Company's annual meeting by means of false and misleading proxy materials, that the Company has violated the proxy rules, and that the ESOP Trustee has prevented him from communicating with participants in the ESOP. The Court on July 20, 1994 issued a temporary restraining order enjoining the Company's Annual Meeting of Stockholders, scheduled for July 21, 1994, pending further briefing and hearings on the matter as the Court may determine. Subsequently, Paul F. Shoen has asked the Court to enjoin the holding of the Company's Annual Meeting of Stockholders until the defendants have circulated curative disclosures, the Commission has cleared the defendants' proxy materials, the plaintiff has been afforded an opportunity to communicate with and solicit proxies from the Company's stockholders, and the stockholders have been afforded sufficient time to assimilate and act on all information. As a result, the Company is unable to predict when its annual meeting will be held.

    The Company and its subsidiaries are defendants in a number of suits and claims incident to the type of business conducted and several administrative proceedings arising from state and local provisions that regulate the removal and/or clean up of underground fuel storage tanks. It is the opinion of management that none of the suits, claims or proceedings involving the Company, individually or in the aggregate, are expected to result in any material loss and, accordingly, no provision has been made in the financial statements included herein.

ENVIRONMENTAL MATTERS

    UNDERGROUND STORAGE TANKS

    The Company owns properties that, as of June 30, 1994, contained a total of approximately 1,500 underground storage tanks ("USTs"). The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil. The USTs are subject to various federal, state, and local laws and regulations that require testing and removal of leaking USTs, and remediation of polluted soils and groundwater under certain circumstances. In addition, if leakage from USTs has migrated, the Company may be subject to civil liability to third parties. In fiscal years 1990 through 1994, the Company incurred expenditures totaling approximately $16.5 million for removal and remediation of approximately 1,229 USTs, a portion of which may be recovered from insurance and certain states' funds for the removal of USTs. Expenditures incurred through the end of fiscal 1994 may not be representative of future experience. Although the Company believes that compliance with laws and regulations, and cleanup and liability costs related to USTs will not have a material adverse effect on the Company's financial condition or operating results, there can be no assurance that this will be the case.

    In fiscal 1989, the Company instituted a program to test its USTs for leakage and to remove all but approximately 100 of the approximately 2,755 USTs then existing by the year 2000. The approximately 100 USTs expected to remain at the conclusion of the Company's testing and removal program are currently anticipated to consist primarily of waste oil tanks not required to be removed under current laws and regulations and gasoline tanks located at its remote rental locations where their use is deemed necessary to service the Company's moving customers. The Company currently budgets $3 million annually for UST testing, removal, and remediation. The Company treats these costs as capital costs to the extent that they improve the safety or efficiency of the associated properties as compared to when the properties were originally acquired or if the costs are incurred in preparing the properties for sale.

    FEDERAL SUPERFUND SITES

    The Company has been named as a "potentially responsible party" ("PRP") with respect to the disposal of hazardous wastes at fifteen federal or state superfund hazardous waste sites located in twelve states. Under applicable laws and regulations the Company could be held jointly and severally liable for the costs to clean-up these sites. Currently, the Company has entered into buyout agreement settlements for seven of the sites and one site is under negotiation for settlement. Four of the sites have been inactive for more than two years and two of the sites have been disputed by the Company with no response for more than two years. One site is under state clean-up direction. Based upon the information currently available to the Company regarding these fifteen sites, the current anticipated magnitude of the clean-up, the number of PRPs, and the volumes of hazardous waste currently anticipated to be attributed to the Company and other PRPs, the Company believes its share of the cost of investigation and clean-up at the fifteen superfund sites will not have a material adverse effect on the Company's financial condition or operating results. In addition, the Company believes that insurance coverage may be available to cover all or some of the cost with respect to these sites.

    WASHINGTON STATE HAZARDOUS WASTE SITES

    The Company owns property within two state hazardous waste sites in the State of Washington. The Company owns a parcel of property in Yakima, Washington that is believed to contain elevated levels of pesticide and other contaminant residue as a result of onsite operations conducted by one or more former owners. The State of Washington has designated the property as a state hazardous waste site known as the "Yakima Valley Spray Site." The Company has been named by the State of Washington as a "potentially liable party" ("PLP") under state law with respect to this site. The Company, together with eight other companies and persons, has formed a committee that has retained an environmental consultant. The process of site assessment on the Yakima Valley Spray Site is in its early stages and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Although the Company has entered into an agreement with such other companies and persons under which the Company has assumed responsibility for 20% of the costs to investigate the site, no agreement among the parties with respect to clean-up costs has been entered into at the date of this Prospectus.

    In addition, the Company has been named by the State of Washington as a PLP along with 12 other PLPs with respect to another state-listed hazardous waste site known as the "Yakima Railroad Site." The Yakima Valley Spray Site is located within the Yakima Railroad Site. The Company has been notified that the Yakima Railroad Site involves potential groundwater contamination in an area of approximately two square miles. The Company has contested its designation as a PLP at this site, but, at the date of this Prospectus, no formal ruling has been issued in this matter.

    In February 1992, the State of Washington issued an enforcement order to the Company and eight other parties requiring conduct of an interim remedial action involving the provision of bottled water to households that obtain drinking water from wells within the Yakima Railroad Site. Without conceding any liability, the Company and several of the other PLPs have implemented the bottled water program. The State of Washington has stated its intention to expand the existing municipal water system to supply municipal water to those households currently receiving bottled water, and it is estimated that the cost thereof will be approximately $6 million, with such cost being allocated among the PLPs.

    In addition, there will be costs associated with remedial measures to address the regional groundwater contamination issue. The process of site assessment on the Yakima Railroad Site is in its early stages and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Moreover, the investigative and remedial costs incurred by the State can be imposed upon the Company and any other PLP as a joint and several liability. At the date of this Prospectus, other than the indication of the expansion of the municipal water system, there has been no formal indication from the State of Washington of its intentions regarding future cost recoveries at the Yakima Railroad Site.

    OTHER

    The Company owns 7 facilities that manufacture and assemble various components of the Company's equipment. In addition, the Company owns various facilities engaged in the maintenance and servicing of its equipment. Various individual properties owned and operated by the Company are subject to various state and local laws and regulations relating to the methods of disposal of solvents, tires, batteries, antifreeze, waste oils and other materials. Compliance with these requirements is monitored and enforced at the local level. Based upon information currently available to the Company, compliance with these local laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition or operating results.

    The Company currently leases approximately 179 properties to various businesses. The Company has a policy of leasing properties subject to an environmental indemnification from the lessee for operations conducted by the lessee. It should be recognized, however, that such indemnifications do not cover pre-existing conditions and may be limited by the lessee's financial capabilities. In any event, to the extent that any lessee does not perform any of its obligations under applicable environmental laws and regulations, the Company may remain potentially liable to governmental authorities and other third parties for environmental conditions at the leased properties. Furthermore, as between the Company and its lessees, disputes may arise as to allocations of liability with respect to environmental conditions at the leased properties.

    Finally, it should be recognized that the Company's present and past facilities have been in operation for many years and, over that time in the course of those operations, some of the Company's facilities have generated, used, stored, or disposed of substances or wastes that are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future, the precise nature of which the Company cannot now predict.



                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information about the current directors and executive officers of the Company effective August 31, 1994.


Name                             Age    Office
- ----                            ------  ------
Edward J. Shoen (1)(2)            45    Chairman of the Board and President
Mark V. Shoen                     43    Director
James P. Shoen                    34    Director
William E. Carty (1)              67    Director
John M. Dodds                     57    Director
Charles J. Bayer (2)              54    Director
Richard J. Herrera                40    Director
Aubrey K. Johnson (1)(2)          72    Director
Gary B. Horton                    51    Treasurer
Gary V. Klinefelter               46    Secretary
John A. Lorentz                   67    Assistant Secretary
Rocky D. Wardrip                  36    Assistant Treasurer
George R. Olds                    52    Assistant Secretary
- ----------
(1) Member of the Audit Committee
(2) Member of Executive Finance Committee

    Edward J. Shoen has served as a Director and Chairman of the Board of the Company since December 1986, as President since June 1987, as a Director of U-Haul since June 1990, and as the President of U-Haul since March 1991. Mr. Shoen has been associated with the Company since May 1971.

    Mark V. Shoen has served as a Director of the Company since April 1990. He is a Director of U-Haul, and served as President of U-Haul from June 1990 to March 1991. From June to August 1987, he was Assistant to the President of the Company with responsibilities relating to product. He served from August 1987 to December 1990 as President of A&M Associates, Inc., a wholly-owned subsidiary of U-Haul. He served from December 1990 to the present as Executive Vice President of Product for U-Haul.

    James P. Shoen, a Director of the Company since December 1986, Vice President of the Company since May 1989, and a Director of U-Haul since June 1990, has been associated with the Company since July 1976. He was employed as a Center General Manager with U-Haul Co. of San Francisco from 1981 to 1989. From March 1989 to March 1990 he served as the Director of the U-Haul Technical Services Center. He has served from April 1990 to present as Executive Vice President of U-Haul.

    William E. Carty, a Director of the Company since May 1987 and a Director of U-Haul since June 1990, has been associated with the Company since 1946. He has served in various executive positions in all areas of the Company. He served most recently as product director. Mr. Carty retired from the Company in December 1987.

    John M. Dodds, a Director of the Company since September 1987, Vice President of U-Haul from June 1990 until July 1994, and Director of U-Haul since June 1990, has been associated with the Company since 1963. He served in regional field operations until December 1986. Mr. Dodds retired from the Company in May 1994.

    Charles J. Bayer has been associated with the Company since 1967. He has served in various executive positions and has served as President of Amerco Real Estate since September 1990. He also served as a Director of U-Haul from July 1988 until June 1990, Product Director for U-Haul from January 1988 to August 1990, the Director of Finance and Administration for the U-Haul Technical Center from 1986 to 1988, and the Manager of Repair and Maintenance of the Company from 1984 to 1986.

    Richard J. Herrera, a Director of the Company since September 1991, has been a Director of U-Haul since June 1990, and has been associated with the Company since April 1988. He is presently the Vice President of Marketing, Retail Sales, for U-Haul.

    Aubrey K. Johnson was a director of the Company from 1987 until 1991. From 1991 until his re-election to the Board in August 1993, he served as a consultant and advisor to various organizations and individuals.

    Gary B. Horton has been associated with the Company since October 1969. He has served as Treasurer since 1982. His previous positions include Treasurer of U-Haul.

    Gary V. Klinefelter, Secretary of the Company since July 1988, and Secretary of U-Haul since June 1990, is licensed as an Attorney at Law in the State of Arizona and has served as General Counsel for the Company since June 1988.

    John A. Lorentz, Assistant Secretary of the Company since July 1988, and Assistant Secretary of U-Haul since June 1990, is licensed as an Attorney at Law in the State of Oregon and has been associated with the Company since September 1953. His previous positions include Secretary of the Company and of U-Haul.

    Rocky D. Wardrip, Assistant Treasurer of the Company since September 1990, has been associated with the Company since 1978 in various capacities within accounting and treasury operations. Mr. Wardrip was previously Assistant Treasurer of U-Haul from 1988 to 1990.

    George R. Olds, Assistant Secretary of the Company and U-Haul since February 1993, has been associated with the Company since 1975 as a member of the U-Haul legal department specializing in taxation.

OTHER KEY EMPLOYEES

    Donald W. Murney has been Treasurer of U-Haul since June 1990. He was previously employed as the Senior Vice President and Chief Financial Officer of Conry Financial Services.

    Henry E. Martin joined the Company in 1973 and has served in various capacities in the insurance subsidiaries since 1975. He is currently President of Ponderosa.

    The Company does not have a compensation committee. Compensation decisions are made by the full Board of Directors. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the Company's financial statements for each interim period and reviews and evaluates the Company's internal audit and control functions. The Executive Finance Committee supervises the financial affairs of the Company and, among other things, has the power to give final approval for the borrowing of funds on behalf of the Company without further action or approval of the Board of Directors.

                            PRINCIPAL STOCKHOLDERS

INSIDE STOCKHOLDER GROUP

    Three of the Company's eight directors, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, as well as the Selling Stockholder, Paul F. Shoen, Oxford (as trustee) and the ESOP Trustee, are members of the Inside Stockholder Group that on the date of this Prospectus votes approximately 47.6% of the Company's outstanding voting stock. If Selling Stockholder and Paul F. Shoen are successful in leaving the Inside Stockholder Group, then the other current members of the Inside Stockholder Group will control approximately 33% of the Company's outstanding voting stock. See "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive Notice and Proxy Statement filed with the Commission on July 8, 1994. See "Risk Factors
- --Existing Management -- Potential Change in Control."

    The number of shares controlled by the Inside Stockholder Group includes shares beneficially owned by Edward J. Shoen (3,483,681); Mark V. Shoen (3,475,520); James P. Shoen (2,278,814); Paul F. Shoen (3,419,690); Sophia M.
Shoen (2,213,472); certain Irrevocable Trusts for which Oxford Life Insurance Company acts as trustee (1,605,340); and The ESOP Trust (1,907,714).

Term

    The members of the Inside Stockholder Group are parties to a stockholder agreement, dated as of May 1, 1992, as amended (the "Stockholder Agreement"), that restricts the disposition of the parties' shares of common stock to certain types of permitted dispositions. The Stockholder Agreement will expire on March 5, 1999, unless earlier terminated.

Voting of Shares

    All of the shares subject to the Stockholder Agreement are voted as agreed upon by the members holding a majority of the shares subject to the Stockholder Agreement. As of the date of this Prospectus, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, each of whom is a director of the Company, collectively hold a majority of the shares subject to the Stockholder Agreement and, therefore, have the ability, if they so agree, to control the vote of the Company's common stock that is subject to the Stockholder Agreement.

ESOP

    On March 16, 1973, the Company established the AMERCO Profit Sharing Retirement Trust (the "Profit Sharing Plan") for certain of its employees. The Profit Sharing Plan was subsequently amended from time to time. Effective April 1, 1984, the Company established the AMERCO Employee Savings and Protection Plan (the "Savings Plan") to permit employee contributions to be made on a favorable tax basis through utilization of the provisions of Section 401(k) of the Internal Revenue Code. The Savings Plan was subsequently amended from time to time. Effective January 1, 1988, the Profit Sharing Plan and the Savings Plan were merged to form a single plan called the AMERCO Retirement Savings and Profit Sharing Plan.

    The AMERCO Retirement Savings and Profit Sharing Plan was amended and restated in its entirety to form the ESOP, effective as of July 24, 1988, by adding an "employee stock ownership plan" (as defined in Section 407(d)(6) of the Employee Retirement Income Security Act of 1974 and Section 4975(e)(7) of the Internal Revenue Code) component, which component is designed to invest primarily in "qualifying employer securities" of the Company. The ESOP Trust holds shares of the Company's common stock. As of August 25, 1994, shares of the Company's common stock held by the ESOP Trust were allocated to 5,460 Company employees and as of such date 6,364 Company employees were eligible to participate in the ESOP. The Company makes periodic contributions to the ESOP Trust, which contributions are used to purchase Company common stock. Under the terms of the ESOP, the Company's common stock is appraised annually. The most recent such appraisal, dated as of December 31, 1993, was conducted by American Appraisal Associates. As of December 31, 1993, the Company's common stock was valued at $20 per share and was discounted 15% because of a lack of marketability for a value of $17 per share.

ESOP Trust; Release of Shares from Stockholder Agreement

    Three U-Haul officers collectively serve as the "ESOP Trustee" under the ESOP Trust. The ESOP Trustee is appointed by the Company's Board of Directors, and prior to the issuance of the Series A 81/2% Preferred Stock in October 1993 had the power to vote all common stock held in the ESOP Trust in its discretion (other than with respect to certain significant corporate transactions such as mergers or consolidations, recapitalizations, and sales of all or substantially all of the assets of the Company). Under the ESOP, if the Company has outstanding a "registration-type class of securities," which includes the Series A 81/2% Preferred Stock, each participant (or such participant's beneficiary) in the ESOP may direct the ESOP Trustee with respect to the voting of all common stock allocated to the participant's account. All shares in the ESOP Trust not allocated to participants continue to be voted by the ESOP Trustee in accordance with the Stockholder Agreement. As of August 31, 1994, of the 2,994,655 shares of Company common stock held by the ESOP Trust, 1,086,941 shares were allocated to participants and 1,907,714 shares remained unallocated. Of the 1,086,941 allocated shares, approximately 6,643 shares are allocated to members of the Inside Stockholder Group, which shares shall be voted together with the unallocated shares and the other shares held by the members of the Inside Stockholder Group in accordance with the terms of the Stockholder Agreement. Therefore, as of the date of this Prospectus, without giving effect to the matters discussed in the succeeding subsection, the Inside Stockholder Group controls approximately 47.6% of the Company's outstanding common stock. Additional shares of common stock not presently allocated to participants' accounts in the ESOP Trust will be allocated as certain debt obligations of the ESOP Trust are repaid, resulting in a further reduction in the number of common shares subject to the Stockholder Agreement. As a result of the foregoing, there can be no assurance that the Inside Stockholder Group will be able to continue to elect directors acceptable to it to the Company's Board of Directors or that the Company's current management will remain in place; however, the Company's four-class Board of Directors may delay the effectiveness of any change in management. See "Certain Provisions That May Limit Changes in Control."

Registration Rights; Release of Shares from Stockholder Agreement

    Subject to certain limitations and restrictions, Paul F. Shoen and Selling Stockholder, who are currently members of the Inside Stockholder Group, may elect to cause the Company to effect a registration under the Securities Act and applicable state securities laws of all or a part (but not less than 100,000 shares) of the shares of common stock held by each of them. Selling Stockholder has elected to require the Company to register 500,000 shares of Company's common stock for public sale pursuant to this registration statement. On September 1, 1994, Paul F. Shoen demanded such registration. Subject to certain limitations, the Company is required to effect registration of those shares on or before March 1, 1995, unless certain conditions specified in the Share Repurchase and Registration Rights Agreement occur. No more than two such registrations may be demanded by either Paul F. Shoen or Selling Stockholder. The Stockholder Agreement permits the disposition of any shares pursuant to a registered public offering under the Securities Act. All registered shares, when sold, will be released from the Stockholder Agreement. As of the date of this Prospectus, upon the sale of the Securities offered hereby the Inside Stockholder Group would control the vote of approximately 46.3% of the Company's common stock. Assuming that Paul F. Shoen and Selling Stockholder sold all of their respective shares pursuant to this and subsequent registration requests, the Inside Stockholder Group would control the vote of approximately 33.0% of the Company's common stock. As a result, there can be no assurance that the shares of common stock held by Paul F. Shoen and Selling Stockholder will remain subject to the Stockholder Agreement. For this reason, there can be no assurance that the Company's current management will remain in place. See "Business -- Litigation" for a description of arbitration proceedings whereby Selling Stockholder and Paul F. Shoen have asserted claims, which are disputed by the Company, that the Stockholder Agreement is terminated because of the Company's alleged failure to timely register their shares of common stock.

OUTSIDE STOCKHOLDER GROUP

    Certain other stockholders are members of the Outside Stockholder Group that votes approximately 49.1% of the Company's outstanding voting stock. See "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive Notice and Proxy Statement filed with the Commission on July 8, 1994.

Members

    The Outside Stockholder Group controls 18,254,596 shares of the Company's common stock pursuant to the stockholder agreement described below and 734,376 shares of the Company's common stock pursuant to several trusts described below. The number of shares controlled by the Outside Stockholder Group includes shares beneficially owned by Samuel W. Shoen (4,041,924); Michael L. Shoen (4,035,924); Mary Anna Shoen-Eaton (3,343,076); Cecilia M. Shoen-Hanlon (2,331,984); Katrina
M. Carlson (2,016,624); Theresa M. Shoen (1,651,644); and Leonard S. Shoen (833,420).

Term

    The members of the Outside Stockholder Group are parties to a fourth amended stockholder agreement, dated June 20, 1994, that provides for the voting of the subject shares. The original agreement was dated July 17, 1988. Unless earlier terminated by a majority of the stockholders, the agreement will terminate on January 1, 2001.

Voting of Shares

    All of the shares subject to the agreement are voted at the direction of a majority of the stockholders (on the basis of one vote per stockholder) party to the agreement. Leonard S. Shoen, Michael L. Shoen, and Theresa M. Shoen have each been granted a proxy to vote the shares as agreed upon by a majority of the stockholders.

Control of Trust for Minor Children

    The Company has been advised that four trusts for the benefit of Leonard S. Shoen's minor children are the record owners of an aggregate of 734,376 shares of the Company's voting stock representing 1.9% of the Company's voting stock. Samuel W. Shoen and Michael L. Shoen, who are members of the Outside Stockholder Group, are co-trustees for the trusts and vote such shares in their discretion.

Director Nominations

    The Outside Stockholder Group has nominated Samuel W. Shoen, Theresa M. Shoen, and Ronald Belec to replace Edward J. Shoen, Mark V. Shoen, and Aubrey
K. Johnson on the Company's Board of Directors. The following information about the director nominees is based upon information furnished to the Company by such nominees.

    Samuel W. Shoen, age 49, has been engaged in the occupation of private investor since March 1, 1993 and served in the capacities of employee, officer, and director of the Company at various times from 1973 to 1987.

    Theresa M. Shoen, age 30, has been employed for the past 5 years as manager, waitress, and general help at Baby Kay's restaurant in Scottsdale, Arizona and served as a director of the Company from 1982 to 1984.

    Ronald Belec, age 47, is currently employed by ABC, Inc., a courier service in Seattle, Washington.

CERTAIN PROVISIONS THAT MAY LIMIT CHANGES IN CONTROL

    Certain provisions summarized below may have the effect of delaying, deferring, or preventing a change in control of the Company.

    The Articles of Incorporation of the Company (the "Articles") provide for the Board of Directors to be divided into four classes of directors serving staggered four-year terms. As a result, approximately one-fourth of the Board of Directors will be elected each year. Moreover, under the Nevada General Corporation Law, an affirmative vote of holders of two-thirds of the then outstanding stock entitled to vote is required to remove a director. This provision, when coupled with the provision of the Articles authorizing only the Board of Directors to fill vacant directorships, may hinder the removal of incumbent directors by stockholders entitled to vote and the simultaneous election of new directors by such stockholders to fill the vacancies created by such removal unless Selling Stockholder and Paul F. Shoen are successful in leaving the Inside Stockholder Group.

    Moreover, (i) the Company's Bylaws grant the Company a right of first refusal exercisable in connection with any sale of outstanding shares of the Company's common stock (however, the Company has received a stockholder proposal to be acted upon at the Company's Annual Meeting of Stockholders to eliminate the right of first refusal from the Company's Bylaws. See "Risk Factors -- Existing Management -- Potential Change in Control."), (ii) the Articles require holders of two-thirds of the then outstanding shares of common stock to amend certain provisions of the Articles, including the classified board provision, to amend the Bylaws, and to approve certain transactions with, among others, holders of five percent of any class of voting stock of the Company, (iii) the Articles prohibit stockholder action by written consent, and (iv) certain of the Company's credit agreements contain provisions that could require the prepayment of all monies outstanding thereunder upon a "change in control." With the exception of (iv) above, each of these provisions could be amended if Selling Stockholder and Paul F. Shoen are successful in leaving the Inside Stockholder Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources -- Credit Agreements."

    See "Risk Factors -- Ability to Issue Serial Common Stock and Preferred Stock" regarding the potential anti-takeover effects of the Board of Directors' ability to issue serial common stock and preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

    The Board of Directors has adopted a stockholder rights plan. Pursuant to the plan, rights have been distributed to the holders of the common stock of the Company that entitle such holders to purchase from the Company one one-hundredth of a share of the Company's Series C Preferred Stock at an exercise price of $15,000 per share (the price per share and the exercise price are subject to adjustment). See Note 15 to Notes to Consolidated Financial Statements. The rights become exercisable if any person or group of affiliated or associated persons becomes the beneficial owner of fifty percent or more of the Company's common stock without approval of a majority of the disinterested members of the Board of Directors (as defined in the plan); such person being defined as an "acquiring person." Upon the occurrence of an Affiliate Merger or Triggering Event (certain transactions defined in the plan involving an acquiring person), each right entitles its holder to purchase, for the exercise price, that number of shares of common stock of the Company having a value equal to twice the exercise price. Upon the occurrence of a Business Combination (as defined in the plan), each right entitles its holder to purchase, for the exercise price, that number of shares of common stock of the acquiring or surviving company having a value equal to twice the exercise price. The rights will expire on July 29, 1998, unless earlier redeemed by the Company pursuant to authorization by a majority of the disinterested Board.

                             CERTAIN TRANSACTIONS

    On August 24, 1994, the Company entered into an Exchange Agreement with Edward J. Shoen, the Company's Chairman of the Board and President. In exchange for 3,483,681 shares of Common Stock owned by Edward J. Shoen, the Company issued 3,483,681 shares of Series A Common Stock to him. See "Description of Capital Stock -- Common Stock" below.

                           SELLING SECURITY HOLDER

    The common stock offered hereunder is held by Selling Stockholder. Selling Stockholder currently owns 2,213,472 shares of common stock directly and 108,891 shares of common stock indirectly through Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Sophia M. Shoen, Grantor) (the "Irrevocable Trust"). Five hundred thousand shares of common stock are offered hereunder. After the sale of the Securities, Selling Stockholder will own 1,713,472 shares directly (4.43%) and 108,891 shares indirectly (0.28%).

    The Company believes that the Selling Stockholder opposes current management of the Company. On May 4, 1994 Selling Stockholder nominated herself for election to the Company's Board of Directors. Selling Stockholder has advised the Representative that she does not have a position regarding the participation (employment) of management and key employees.

    In recent years, Selling Stockholder has been involved in several transactions with the Company, both individually and through affiliates. A tow dolly fleet owned by Samlo, a partnership in which Selling Stockholder is a partner, generated net operating revenues from the Company of $65,000, $78,000, and $109,000 for the years ended March 31, 1994, 1993, and 1992, respectively.

    On September 1, 1993, the Company, Sophmar, Inc., a corporation controlled by Selling Stockholder, and Sophmar Acquisition, Inc., a subsidiary of the Company ("S.A.") entered into an Agreement and Plan of Merger pursuant to which S.A. merged into Sophmar, Inc., and Sophmar, Inc. became a wholly-owned subsidiary of the Company. In exchange for Sophmar, Inc.'s capital stock, the stockholders of Sophmar, Inc. (Selling Stockholder and the Irrevocable Trust) collectively received 2,500,920 shares of common stock, the same number of shares of common stock held by Sophmar, Inc. Selling Stockholder received 2,392,029 of these shares and the Irrevocable Trust received 108,891 of the shares.

    The merger described in the preceding paragraph was effected in accordance with the terms of a Merger Option Agreement, dated as of May 1, 1992, among Selling Stockholder, Sophmar, Inc., and the Company (the "Sophmar Merger Option Agreement"). The Sophmar Merger Option Agreement required the Company to cause a subsidiary of the Company to be merged with or into Sophmar, Inc. at its request. The Company conditioned these merger rights on Selling Stockholder and Sophmar, Inc. entering into an agreement that, among other things, prohibits Selling Stockholder and Sophmar, Inc. directly or indirectly from offering, selling, pledging, or otherwise disposing of any shares of common stock or securities convertible into or exchangeable for common stock prior to March 1, 1999. This prohibition does not apply, however, to sales of securities pursuant to a registered offering and limited sales of securities that are designed not to disrupt a public offering of securities by the Company. With certain limitations, the Company has agreed to indemnify Sophmar, Inc. and Selling Stockholder for liabilities arising out of the merger.

    Pursuant to a Share Repurchase and Registration Rights Agreement, dated as of May 1, 1992 (the "Registration Rights Agreement"), among Selling Stockholder, Sophmar, Inc., and the Company, Selling Stockholder was given the right to require the Company to repurchase, with certain limitations, up to $3,000,000 of common stock owned by her. The Registration Rights Agreement provides that the Company's obligations to repurchase any shares from Selling Stockholder shall be satisfied if such shares are purchased by the ESOP Trust. The Registration Rights Agreement restricts the disposition of common stock held by Selling Stockholder. Pursuant to the Registration Rights Agreement (i) on May 15, 1992 Sophmar, Inc. sold 9,260 shares of common stock to the ESOP Trust at the then appraised value of $10.80 per share for an aggregate sales price of approximately $100,000, (ii) on September 29, 1993, Selling Stockholder sold 90,322 shares of common stock to the ESOP Trust at the then appraised value of $15.50 per share for an aggregate sales price of approximately $1,400,000, and
(iii) on June 30, 1994, Selling Stockholder sold 88,235 shares of common stock to the ESOP Trust at the most recent (December 31, 1993) appraised value of $17.00 per share for an aggregate sales price of approximately $1,500,000. Selling Stockholder, subject to certain limitations and restrictions, may elect to cause the Company to effect a registration under the Securities Act and applicable state securities laws of shares of common stock held by her. Selling Stockholder gave notice of exercise of her registration right to register the 500,000 shares of common stock registered hereunder in October, 1993.

    Pursuant to a Management Consulting Agreement, dated as of May 1, 1992, Selling Stockholder agreed to provide environmental and other consulting services to the Company. In consideration for these services, the Company paid Selling Stockholder a yearly fee of $100,000. The Management Consulting Agreement was scheduled to expire on May 1, 1994. However, Selling Stockholder has asserted that the Management Consulting Agreement, according to its terms, may be extended for up to an additional year because of the Company's alleged failure to timely register the sale of her shares pursuant to this Prospectus. The Company disputes Selling Stockholder's allegation and the matter is the subject of the arbitration proceedings described in "Business -- Litigation."

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company's Restated Articles of Incorporation authorize the issuance of 150,000,000 shares of Common Stock with a par value of $0.25 per share and 150,000,000 shares of serial common stock, in one or more series, and with such voting powers, designations, preferences, limitations, restrictions, and relative rights as the Board of Directors of the Company may determine. As of the date of this Prospectus, there are 29,426,048 issued and outstanding shares of the Company's Common Stock and 9,238,015 issued and outstanding shares of Series A Common Stock. All of the Series A Common Stock is held by Mark V. Shoen, Executive Vice-President of Product for U-Haul International, Inc. and a Director of the Company, James P. Shoen, a Vice-President and Director of the Company, and Edward J. Shoen, Chairman of the Board and President of the Company. The Series A Common Stock is not convertible into Common Stock and votes together as a single class with the Common Stock on all matters. See "Risk Factors -- Serial Common Stock and Preferred Stock" for a discussion of the potential anti-takeover effects of the Board's ability to issue serial common stock and preferred stock.

Dividends

    Holders of shares of the common stock are entitled to receive dividends payable when and as declared by the Board of Directors out of funds legally available therefor. The Company does not have a formal dividend policy. The
Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of existing circumstances. See "Stockholder Matters."

    The Company is restricted in the amount of dividends that it may issue or pay pursuant to covenants contained in its credit agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements." At the date of this Prospectus, the most restrictive of such covenants provides that the Company may pay cash dividends on its capital stock only in an amount not exceeding, in the aggregate, computed on a cumulative basis, the sum of (i) $15 million and (ii) 50% of consolidated net income computed on a cumulative basis for the entire period subsequent to March 31, 1993 (or if such consolidated net income is a deficit figure, then minus 100% of such deficit); provided such dividend is paid within 60 days of being declared. At June 30, 1994, the aggregate amount available for dividends on common stock after providing for dividends on the Series A 8-1/2% Preferred Stock was approximately $38.7 million.

Voting

    Each share of common stock entitles the holder to one vote in the election of directors and other corporate matters. The Company's Board of Directors is classified into four (4) classes. Voting rights are non-cumulative. For a description of articles of incorporation and bylaw provisions that would have the effect of delaying, deferring or preventing a change in control of the Company see "Certain Provisions that May Limit Changes in Control."

No Prior Public Market for Company's Common Stock

    Prior to this offering, there has been no public market for any of the Company's common stock. The Company expects the Securities to be approved for quotation on the Nasdaq National Market but there is no assurance that an active trading market will develop or be maintained following this offering. The initial public offering price will be determined by negotiations among Selling Stockholder and the Underwriters. There can be no assurance as to the stability of the market price for the Securities. See "Underwriting."

PREFERRED STOCK

    The Company's Restated Articles of Incorporation authorize the issuance of 50,000,000 shares of preferred stock, with or without par value, in one or more series, and with such voting powers, designations, preferences, limitations, restrictions, and relative rights as the Board of Directors of the Company may determine. As of the date of this Prospectus, 6,100,000 shares of Series A 81/2% Preferred Stock (the "Preferred Stock") are outstanding and 5,000 shares of Series C Preferred Stock have been reserved for issuance pursuant to a stockholder rights plan. See "Risk Factors -- Serial Common Stock and Preferred Stock" for a discussion of the potential anti-takeover effects of the Board's ability to issue Serial Common Stock and Preferred Stock.

    The Preferred Stock is non-voting and is not convertible into, or exchangeable for, shares of any other class or classes of stock of the Company. The Preferred Stock has priority as to dividends over the Company's common stock. Holders of the Preferred Stock are entitled to receive cumulative dividends at a fixed annual rate of $2.125 per share. The Preferred Stock is not redeemable prior to December 1, 2000. On and after such date, the Company, at its option may redeem the Preferred Stock at any time or from time to time at a redemption price of $25 per share, plus accrued and unpaid dividends thereon to the date of redemption. Holders of the Preferred Stock are entitled to liquidation preference of $25 per share. Holders of the Preferred Stock have no voting rights unless, among other things, the Company shall have failed to declare and pay in full dividends for six quarterly periods, in which case holders of the Preferred Stock will be entitled to elect two directors until the full dividends accumulated on all outstanding shares of Preferred Stock shall have been declared and paid in full.

TRANSFER AGENT

    The transfer agent and registrar for the common stock is Chemical Trust Company of California.

                                 UNDERWRITING

    The Underwriters named below (the "Underwriters"), represented by Cruttenden & Company (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Selling Stockholder the number of shares of common stock indicated below opposite their respective names at the initial public offering price less the underwriting discounts and commissions set forth on the cover of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters shall purchase the total number of shares of common stock shown above if any such shares are purchased.


                                                                    Number
Underwriter                                                        of Shares
- -----------                                                      -------------
Cruttenden & Company........................................
                                                                    -------
    Total...................................................        500,000
                                                                    =======

    The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Stockholder with respect to certain civil liabilities, including liabilities under the Securities Act. The Company and the Selling Stockholder have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    The Company and the Selling Stockholder have been advised by the Representative that the Underwriters propose to offer the common stock purchased by them directly to the public at the initial public offering price set forth on the cover of this Prospectus and to certain dealers at a price that represents a concession within the discretion of the Representative. The Representative has advised the Company that less than 1% of the Securities will be sold on a discretionary basis. The Underwriters may allow, and such dealers may reallow, a concession within the discretion of the Representative. After the initial public offering, the offering price and the selling terms may be changed by the Underwriters.

    The Underwriters will purchase the common stock from the Selling Stockholder at a price per share representing a discount of 8% of the public offering price. In addition, the Selling Stockholder has agreed to pay the Representative a nonaccountable expense allowance of 2.5% of the aggregate public offering price of the common stock. To the extent that the expenses of the Representative are less than the nonaccountable expense allowance, the excess shall be deemed to be compensation to the Representative.

    Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the common stock will be been determined by negotiation between Selling Stockholder and the Underwriters. Factors considered in determining such price will be prevailing market conditions, the net revenues and results of operations of the Company in recent periods, market valuations of publicly traded companies that the Company, the Selling Stockholder and the Representative believe to be comparable to the Company, estimates of the business potential of the Company and the current state of the industry and the economy as a whole.

    The initial public offering price set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Securities. Such price is subject to change as a result of market conditions and other factors and no assurance can be given that the Securities can be resold at the initial public offering price.

     Up to 75,000 shares registered herein may be offered and sold to non-U.S. persons in compliance with applicable foreign and U.S. securities law.

    The foregoing sets forth the material terms and conditions of the Underwriting Agreement, but does not purport to be a complete statement of the terms and conditions thereof, copies of which are on file at the offices of the Representative, the Company and the Commission. See "Available Information."

                                LEGAL OPINIONS

    The validity of the Securities offered hereunder will be passed upon for the Company by Lionel, Sawyer & Collins, 300 S. 4th Street, Suite 1700, Las Vegas, Nevada 89101 in reliance with respect to matters of law of the State of Arizona upon Snell & Wilmer, One Arizona Center, Phoenix, Arizona 85004. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Cooley Godward Castro Huddleson & Tatum, 5 Palo Alto Square, Palo Alto, California 94306 and for the Selling Stockholder by Grover Wickersham, P.C., 430 Cambridge Avenue, Suite 100, Palo Alto, California 94306.

                                   EXPERTS

    The consolidated financial statements of the Company as of March 31, 1994 and 1993 and for each of the years in the three-year period ended March 31, 1994 included herein have been included herein in reliance on the report of Price Waterhouse LLP, independent accountants, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

                        INDEX TO FINANCIAL STATEMENTS


REPORT:

  Report of Independent Accountants -- AMERCO and
    Consolidated Subsidiaries......................................       F-2
AUDITED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets -- March 31, 1994 and 1993...........       F-3

  Consolidated Statements of Earnings -- Years ended
    March 31, 1994, 1993 and 1992..................................       F-4

  Consolidated Statements of Changes in Stockholders'
    Equity -- Years ended March 31, 1994, 1993 and 1992............       F-5

  Consolidated Statements of Cash Flows -- Years ended
    March 31, 1994, 1993 and 1992..................................       F-6

  Notes to Consolidated Financial Statements --
    March 31, 1994, 1993 and 1992..................................       F-7

UNAUDITED INTERIM FINANCIAL STATEMENTS:

  Consolidated Balance Sheets -- June 30, 1994 and 1993............      F-33

  Consolidated Statements of Earnings -- Quarters ended
    June 30, 1994 and 1993.........................................      F-34

  Consolidated Statements of Changes in Stockholders'
    Equity -- Quarters ended June 30, 1994 and 1993................      F-35

  Consolidated Statements of Cash Flows -- Quarters ended
    June 30, 1994 and 1993.........................................      F-36

  Notes to Consolidated Financial Statements --
    June 30, 1994 and 1993.........................................      F-37

<AUDIT-REPORT>

                      REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Stockholders of AMERCO


    In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of AMERCO and its subsidiaries at March 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As described in Notes 1 and 11 to the consolidated financial statements, the Company changed its method of accounting for ceded reinsurance, certain investments and postretirement benefits in fiscal 1994.

Price Waterhouse LLP

Phoenix, Arizona
June 24, 1994, except as to Notes 14 and 21, which are as of August 15, 1994 and July 26, 1994, respectively.
</AUDIT-REPORT>

                     AMERCO AND CONSOLIDATED SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS
                                  MARCH 31,
                                (IN THOUSANDS)

                                                      1994             1993
                                                  -----------     ------------
ASSETS
Cash and cash equivalents...................      $    18,442     $     21,291
Receivables.................................          204,814           79,672
Inventories.................................           49,012           51,437
Prepaid expenses............................           24,503           26,985
Investments, fixed maturities...............          719,605          647,505
Investments, other..........................           84,738          129,535
Deferred policy acquisition costs...........           47,846           49,748
Other assets................................           21,246           28,247
                                                  -----------     ------------

Property, plant and equipment, at cost:
  Land......................................          186,210          180,171
  Buildings and improvements................          676,297          614,343
  Furniture and equipment...................          163,495          158,366
  Rental trailers and other
    rental equipment........................          212,187          203,024
  Rental trucks.............................          820,395          609,306
  General rental items......................           57,421           61,699
                                                  -----------     ------------
                                                    2,116,005        1,826,909
  Less accumulated depreciation.............          941,769          837,306
                                                  -----------     ------------
    Total property, plant and equipment.....        1,174,236          989,603
                                                  -----------     ------------
                                                  $ 2,344,442     $  2,024,023
                                                  ===========     ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities..      $   124,062     $    113,653
  Notes and loans...........................          723,764          697,121
  Policy benefits and losses, claims
    and loss expenses payable...............          439,266          336,838
  Liabilities from premium deposits.........          312,708          320,961
  Other policyholders' funds
    and liabilities.........................            9,592            9,200
  Deferred income...........................            5,913            6,328
  Deferred income taxes.....................           50,791           35,113
                                                  -----------     ------------

Stockholders' equity:
  Serial preferred stock, with or
    without par value, 50,000,000 shares
    authorized; 6,100,000 issued without
    par value and outstanding as of March
    31, 1994 and none issued
    or outstanding as of March 31, 1993.....               --               --
  Serial common stock, with or without par
    value, 150,000,000 shares authorized....               --               --
  Series A common stock of $.25 par value.
    Authorized 10,000,000 shares, issued
    5,754,334 shares in 1994, none
    in 1993.................................            1,438               --
  Common stock of $.25 par value.
    Authorized 150,000,000 shares,
    issued 34,245,666 shares in 1994 and
    40,000,000 shares in 1993...............            8,562           10,000
  Additional paid-in capital................          165,651           19,331
  Foreign currency translation adjustment...          (11,152)          (6,122)
  Retained earnings.........................          515,200          482,163
                                                  -----------     ------------
                                                      679,699          505,372
Less:
  Cost of common shares in treasury
   (1,335,937 shares as of
    March 31, 1994 and March 31, 1993)......           10,461           10,461
  Loan to leveraged employee
    stock ownership plan....................           17,451           14,953
                                                  -----------     ------------
    Total stockholders' equity..............          651,787          479,958
Contingent liabilities and commitments......
                                                  -----------     ------------
                                                  $ 2,344,442     $  2,024,023
                                                  ===========     ============

The accompanying notes are an integral part of these consolidated financial statements.

                     AMERCO AND CONSOLIDATED SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF EARNINGS
                            YEARS ENDED MARCH 31,
                     (IN THOUSANDS EXCEPT PER SHARE DATA)

                                         1994           1993            1992
                                     ------------   ------------   ------------
Revenues
  Rental and other revenue......     $    816,666   $    755,932   $    689,139
  Net sales.....................          156,038        145,514        155,989
  Premiums......................          123,344         98,825         87,126
  Net investment income.........           38,807         40,640         39,630
                                     ------------   ------------   ------------
    Total revenues..............        1,134,855      1,040,911        971,884

Costs and expenses
  Operating expense.............          643,662        604,596        558,313
  Cost of sales.................           92,179         93,104        102,916
  Benefits and losses...........          120,825        106,617         93,652
  Amortization of deferred
    acquisition costs...........            9,343          9,352          5,439
  Depreciation..................          133,485        110,105        109,641
  Interest expense..............           68,859         67,958         76,189
                                     ------------   ------------   ------------
    Total costs and expenses....        1,068,353        991,732        946,150

Pretax earnings from operations.           66,502         49,179         25,734
  Income tax (expense)..........          (19,853)       (17,270)        (4,940)
                                     ------------   ------------   ------------
  Earnings from operations
    before extraordinary
    loss on early extinguishment
    of debt and cumulative
    effect of change in
    accounting principle........           46,649         31,909         20,794
  Extraordinary loss on early
    extinguishment of debt,
    net.........................           (3,370)            --             --
  Cumulative effect of change
    in accounting principle,
    net.........................           (3,095)            --             --
                                     ------------   ------------   ------------
    Net earnings................     $     40,184   $     31,909   $     20,794
                                     ============   ============   ============

Earnings per common share:
  Earnings from operations
    before extraordinary loss
    on early extinguishment of
    debt and cumulative effect
    of change in accounting
    principle...................     $       1.06   $       .83    $       .53
  Extraordinary loss on early
    extinguishment of debt, net.             (.09)           --             --
  Cumulative effect of change
   in accounting principle, net.             (.08)           --             --
                                     ------------   ------------   ------------
    Net earnings................     $        .89   $        .83   $        .53
                                     ============   ============   ============
Weighted average common
  shhares outstanding...........       38,664,063     38,664,063     38,880,069
                                     ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                     AMERCO AND CONSOLIDATED SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            YEARS ENDED MARCH 31,
                                (IN THOUSANDS)


                                         1994           1993           1992
                                     ------------   ------------   ------------
Series A common stock of $.25
  par value:
  Authorized 10,000,000 shares,
  issued 5,754,334 in 1994,
  none in 1993 and 1992
  Beginning of year.............     $         --   $        --    $         --
    Exchange for common stock...            1,438             --             --
                                     ------------   ------------   ------------
  End of year...................            1,438             --             --
                                     ------------   ------------   ------------

Common stock of $.25 par value:
  Authorized 150,000,000 shares
  in 1994 and 1993 and 65,000,000
  shares in 1992, 34,245,666
  issued in 1994, 40,000,000
  issued in 1993 and 1992
  Beginning of year.............           10,000         10,000         10,000
    Exchange for Series A
      common stock..............           (1,438)            --             --
                                     ------------   ------------   ------------
  End of year...................            8,562         10,000         10,000
                                     ------------   ------------   ------------

Additional paid-in capital:
  Beginning of year.............           19,331         19,331         18,158
    Interest received on notes
      receivable -- restricted
      stock purchase plan.......               --             --          1,173
    Issuance of preferred stock.          146,320             --             --
                                     ------------   ------------   ------------
  End of year...................          165,651         19,331         19,331
                                     ------------   ------------   ------------

Foreign currency translation:
  Beginning of year.............           (6,122)        (3,551)        (2,378)
    Change during year..........           (5,030)        (2,571)        (1,173)
                                     ------------   ------------   ------------
  End of year...................          (11,152)        (6,122)        (3,551)
                                     ------------   ------------   ------------

Retained earnings:
  Beginning of year..............         482,163        452,202        431,408
    Net earnings.................          40,184         31,909         20,794
    Dividends paid to stockholders:
      Preferred stock: ($.78
        per share for 1994)......          (4,753)            --             --
      Common stock: ($.08, $.05
        per share for 1994 and
        1993, respectively)......          (3,147)        (1,994)            --
    Tax benefits related to
      ESOP dividends.............              74             46             --
    Change in net unrealized
      gain on investments........             679             --             --
                                     ------------   ------------   ------------
  End of year...................          515,200        482,163        452,202
                                     ------------   ------------   ------------

Treasury stock:
  Beginning of year.............           10,461         10,461          4,500
    Net increase (648,017 shares
      for 1992).................               --             --          5,961
                                     ------------   ------------   ------------
  End of year...................           10,461         10,461         10,461
                                     ------------   ------------   ------------

Notes receivable -- restricted
  stock purchase plan:
  Beginning of year.............               --             --          4,236
    Cancellation of notes.......               --             --         (4,236)
                                     ------------   ------------   ------------
  End of year...................               --             --             --
                                     ------------   ------------   ------------

Loan to leveraged employee
  stock ownership plan:
  Beginning of year.............           14,953         15,633         13,272
    Increase in loan............            4,335          1,120          4,078
    Proceeds from loan..........           (1,837)        (1,800)        (1,717)
                                     ------------   ------------   ------------
  End of year...................           17,451         14,953         15,633
                                     ------------   ------------   ------------
Total stockholders' equity......     $    651,787   $    479,958   $    451,888
                                     ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                     AMERCO AND CONSOLIDATED SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED MARCH 31,
                                (IN THOUSANDS)


                                                1994        1993        1992
                                             ----------  ----------  ----------
Cash flows from operating activities:
Net earnings...............................  $   40,184  $   31,909  $   20,794
  Depreciation and amortization............     148,740     128,530     124,368
  Provision for losses on
    accounts receivable....................       1,938       2,354       1,276
  Net gain on sale of real and
    personal property......................      (2,114)     (2,428)     (3,740)
  Gain on sale of investments..............      (4,195)     (5,392)       (691)
  Cumulative effect of change in
    accounting principle...................       3,095          --          --
  Changes in policy liabilities
    and accruals...........................      13,330      22,637      10,971
  Additions to deferred policy
    acquisition costs......................      (7,440)     (8,735)    (14,801)
  Net change in other operating
    assets and liabilities.................       8,781      (6,063)      6,674
                                             ----------  ----------  ----------
Net cash provided by operating activities..     202,319     162,812     144,851

Cash flows from investing activities:
  Purchases of investments:
    Property, plant and equipment..........    (530,520)   (130,841)    (68,754)
    Fixed maturities.......................    (280,345)   (276,946)   (364,448)
    Real estate............................        (176)       (529)       (846)
    Mortgage loans.........................     (64,467)    (54,346)    (19,591)
  Proceeds from sales of investments:
    Property, plant and equipment..........     214,543      20,656      16,241
    Fixed maturities.......................     211,437     251,808     222,272
    Real estate............................       1,552       1,882         195
    Mortgage loans.........................      81,619       5,984       3,516
    Changes in other investments...........       8,539      37,475     (54,096)
                                             ----------  ----------  ----------
Net cash used by investing activities......    (357,818)   (144,857)   (265,511)


Cash flows from financing activities:
  Net change in notes payable and
    commercial paper.......................      21,750       2,975    (160,562)
  Proceeds from notes......................     186,000      55,000     185,000
  Loan to leveraged Employee Stock
    Ownership Plan.........................      (4,335)     (1,120)     (4,078)
  Proceeds from leveraged Employee
    Stock Ownership Plan...................       1,837       1,800       1,717
  Principal payments on notes..............    (181,107)    (94,176)    (95,942)
  Issuance of preferred stock..............     146,320          --          --
  Extraordinary loss on early
    extinguishment of debt.................      (3,370)         --          --
  Net change in cash overdraft.............       1,708       5,307      (1,227)
  Treasury stock acquisitions..............          --          --        (552)
  Dividends paid...........................      (7,900)     (1,994)         --
  Investment contract deposits.............      31,932      51,047     200,534
  Investment contract withdrawals..........     (40,185)    (27,889)    (10,534)
                                             ----------  ----------  ----------
Net cash (used) provided by
  financing activities.....................     152,650      (9,050)    114,356
                                             ----------  ----------  ----------
Increase (Decrease) in cash................      (2,849)      8,905      (6,304)
Cash and cash equivalents at
  beginning of year........................      21,291      12,386      18,690
                                             ----------  ----------  ----------
Cash and cash equivalents at end of year...  $   18,442  $   21,291  $   12,386
                                             ==========  ==========  ==========

The accompanying notes are an integral part of these consolidated financial statements.

                     AMERCO AND CONSOLIDATED SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        MARCH 31, 1994, 1993 AND 1992

                     AMERCO AND CONSOLIDATED SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation: The consolidated financial statements include the accounts of the parent corporation, AMERCO, and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions of AMERCO and its subsidiaries (herein called the "Company" or the "consolidated group") have been eliminated.

    The operating results and financial position of AMERCO's consolidated insurance operations are determined as of December 31 of each year. There were no effects related to intervening events which would significantly affect consolidated financial position or results of operations for the financial statements presented herein. See Note 19 of Notes to Consolidated Financial Statements of AMERCO for additional information regarding the subsidiary.

    Description of Business: The consolidated group's principal line of business is the rental of various kinds of equipment, principally trucks, automobile-type trailers, auto transports and general rental items, including floor care items, tools for home and garden use, recreational equipment and accessories under the brand name U-Haul and the sale of related products and services. In addition, the consolidated group is engaged in the rental of self-storage facilities for the storage of household goods and other forms of personal property. Through Ponderosa Holdings, Inc., ("Ponderosa"), which serves as the holding company for Oxford Life Insurance Company ("Oxford") and Republic Western Insurance Company ("RWIC"), the Company operates in various life, annuity, group health and property/casualty insurance products. A portion of the insurance subsidiaries' business is conducted with members of the consolidated group.

    Foreign Currency: The consolidated financial statements include the accounts of U-Haul Co. (Canada) Ltd., a subsidiary of AMERCO.

    Assets (including property, plant and equipment) and liabilities, denominated in currencies other than U.S. dollars, are translated to U.S. dollars at the exchange rate as of the balance sheet date. Income and expense amounts (including depreciation expense) are translated at the average exchange rate during the fiscal year.

    Cash and Cash Equivalents: The Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

    Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable of Ponderosa include premiums and agents' balances due net of commissions payable and amounts due from ceding reinsurers. Accounts receivable of Ponderosa are reduced by amounts considered to be uncollectible. Accounts receivable of the Company's rental subsidiaries principally include trade accounts receivable and mortgage and other notes receivable. Allowance for doubtful accounts are provided based on historical collection loss experience and a review of the current status of existing receivables by the Company's rental subsidiaries.

    Inventories: Inventories are primarily valued at the lower of cost (last-in first-out) (LIFO) or market.

    Investments: Fixed maturities consist of bonds and redeemable preferred stock which are carried at cost, adjusted for amortization of premium or accretion of discount. Oxford's intent is to hold these investments until maturity. Mortgage loans on real estate are carried at unpaid balances, less allowance for possible losses and any unamortized premium or discount. Real estate is carried at cost less accumulated depreciation. Policy loans are carried at their unpaid balance. Short-term investments consist of other securities scheduled to mature within one year of their acquisition date. Amounts held by ceding reinsurers represent obligations due to Oxford. These obligations of the ceding company are supported by investments in fixed maturities. See Note 4 of Notes to Consolidated Financial Statements of AMERCO.

    Interest on bonds is recognized when earned. Dividends on preferred stocks are recognized on ex-dividend dates. Realized gains and losses on the sale of investments are recognized at the trade date and included in net income using the specific identification method.

    Deferred Policy Acquisition Costs: Commissions and other costs incurred in acquiring traditional life insurance, interest sensitive life and annuity policies, group health insurance and property-casualty insurance which vary with and are primarily related to the production of new business, have been deferred.

    Traditional life, annuity and group health acquisition costs are amortized over the premium paying period of the related policies in proportion to the ratio of annual premium income to expected total premium income. Such expected premium income is estimated using assumptions as to mortality and withdrawals consistent with those used in calculating the policy benefit reserves.

    Acquisition costs for interest sensitive life insurance and annuity policies are being amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins.

    Property-casualty acquisition costs are amortized over the related contract period which generally does not exceed one year.

    Property, Plant and Equipment: Property, plant and equipment are carried at cost and are depreciated on the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operating expenses as incurred. Major overhaul costs of rental equipment, principally trucks, are amortized over an estimated period benefitted of one year. Renewals and betterments are capitalized. Gains and losses on dispositions of property, plant and equipment are included in other revenue as realized. Interest costs incurred as part of the initial acquisition of assets are capitalized. Interest expense of $595,000, $159,000 and $234,000 was capitalized in the years ended 1994, 1993 and 1992, respectively.

    Rental truck extended warranty costs are amortized over a period of 5 or 6 years. The amount amortized is based on an annual percentage provided by the truck manufacturer. Extended warranty costs of $2,830,000 are deferred as of March 31, 1993 and are included in prepaid expenses. Extended warranty costs deferred as of March 31, 1994 are immaterial.

    Certain recoverable environmental costs related to the removal of underground storage tanks or related contamination are capitalized and depreciated over the estimated useful lives of the properties. The capitalized costs improve the safety or efficiency of the property as compared to when the property was originally acquired or are incurred in preparing the property for sale.

    Financial Instruments: The Company enters into interest rate swap agreements to reduce its interest rate exposure. Amounts to be paid or received under the agreements are accrued as interest rates change and are recognized as incurred. Although the Company is exposed to credit loss for the interest rate differential in the event of nonperformance by the counterparties to the agreements, it does not anticipate nonperformance by the counterparties.

    At March 31, 1994, interest rate swap agreements with an aggregate notional amount of $193,000,000 were outstanding. At March 31, 1994, a value of $14,000,000 was determined from treasury rates combined with a swap spread which represents the estimated amount the Company would pay to terminate the agreements. The Company has one additional swap outstanding in the amount of $15,000,000 which is a component of a note agreement with a bank. The fair value of the swap component of the agreement cannot be separated from the entire note agreement to determine the estimated fair value. The amount of the note outstanding at March 31, 1994 is $15,000,000 with a fixed yen interest rate of 6.2% and a maturity date of November 30, 1994.

    The Company has mortgage loans which potentially expose the Company to credit risk. The portfolio of notes is principally comprised of mini-warehouse storage facilities and other residential and commercial properties. The Company has not experienced losses related to the notes from individual notes or groups of notes in any particular industry or geographic area.

    At March 31, 1994, mortgage notes with a book value of $90,876,000 were outstanding. The estimated fair value of the notes at March 31, 1994 was $92,778,000. The value was determined using discounted cash flows at a rate of 7.1% for residential and commercial notes and from bids related to the mini-warehouse storage notes. At March 31, 1993, mortgage notes with a book value of $104,888,000 were outstanding. The estimated fair value of the notes at March 31, 1993 was $107,367,000. Other financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value.

    The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many different industries and geographic areas.

    Policy Benefits and Losses, Claims and Loss Expenses Payable: Liabilities for policy benefits payable on traditional life and annuity policies are established in amounts adequate to meet estimated future obligations on policies in force. These liabilities are computed using the net level premium method and include mortality and withdrawal assumptions which are based upon recognized actuarial tables and contain margins for adverse deviation. At December 31, 1993, interest assumptions used to compute policy benefits payable range from 2 1/2% to 11 1/4%.

    With respect to interest sensitive life and annuity policies, the liability for policy benefits and expenses payable consists of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges.

    Liabilities for group health and other policy claims and benefits payable represent estimates of payments to be made on insurance claims for reported losses and estimates of losses incurred but not yet reported. These estimates are based on past claims experience and consider current claim trends as well as social and economic conditions.

    Liabilities for property-casualty losses represent the estimated ultimate unpaid cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsurers and estimates for unreported losses based on historical experience supplemented by insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expenses paid to losses paid.

    Rental and Other Revenue: AMERCO recognizes its share of rental revenue on the accrual basis pursuant to contractual arrangements between AMERCO, fleet owners, rental dealers and customers. See Note 8 of Notes to Consolidated Financial Statements of AMERCO for further discussion.

    Premium Revenue: Group health and property-casualty gross premiums are prorated over the term of the related contracts. Traditional life and annuity premiums are recognized as revenue when due from policyholders. Revenue for interest sensitive life insurance and annuity policies consist of surrender charges that have been assessed against policy account balances during the period. Benefits and expenses are associated with amortization of policy acquisition costs.

    Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves, and claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

    Income Taxes: Deferred income taxes are provided for all items included in the Consolidated Statements of Earnings which are reported in different accounting periods for tax purposes.

    Effective fiscal 1991, the Company elected to file a consolidated federal income tax return with its insurance subsidiaries. Previously, federal income tax returns were filed separately by the insurance company subsidiaries. See
Note 7 of Notes to Consolidated Financial Statements of AMERCO.

    New Accounting Standards: Statement of Financial Accounting Standards No. 112 -- Employers' Accounting for Postemployment Benefits.

    Issued in November 1992, this Statement applies to employers who provide certain benefits to former or inactive employees after employment but before retirement. It requires that the cost of such benefits be recognized over the service period of employees as these benefits vest or accumulate. The provisions of this statement must be adopted for fiscal years beginning after December 15, 1993. The impact of adoption of this statement will not be material.

    Statement of Financial Accounting Standards No. 113 -- Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.

    Effective January 1, 1993, the Company adopted SFAS 113. The primary impact on the Company's financial statements is the requirement to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. Previously, such effects were reported on a net basis. As a result of the adoption of SFAS 113, unpaid losses and loss expenses as of March 31, 1994 have been increased by approximately $76 million to reflect the Company's policy liabilities without regard to reinsurance. A corresponding amount due from reinsurers on unpaid losses, including amounts related to claims incurred but not reported, has also been reflected. Additionally, unearned premiums have been increased by approximately $12 million for policy premiums ceded to reinsurers for which the coverage period has not yet expired. Prepaid reinsurance premiums of a corresponding amount have also been reflected in the accompanying consolidated balance sheet. The consolidated balance sheet as of March 31, 1993 has not been restated to reflect the adoption of SFAS 113 as of that date.

    Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", was issued by the Financial Accounting Standards Board in May 1993. This standard is effective for years beginning after December 15, 1994. The standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company has not completed an evaluation of the effect of this standard.

    Statement of Financial Accounting Standards No. 115 -- Accounting for Certain Investments in Debt and Equity Securities.

    Effective December 31, 1993, RWIC adopted SFAS 115. This statement requires classification of debt securities into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis as a separate component of stockholders' equity. Securities classified as trading, if any, are recorded at fair value with unrealized gains or losses reported on a net basis in income. RWIC does not currently maintain a trading portfolio. U-Haul and Oxford will adopt this statement in fiscal 1995. An evaluation of this statement has not been completed by U-Haul or Oxford.

    Statement of Position 93-7, "Reporting on Advertising Costs", was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising takes place, reporting the costs of direct-response advertising, and amortizing the amount of direct-response advertising reported as assets. This statement of position is effective for financial statements for years beginning after June 15, 1994. The Company currently matches certain advertising costs with revenue generated in future periods, and at March 31, 1994, $8.2 million in advertising costs are deferred and included in prepaid expenses. The Company has completed an evaluation of the effect of this statement of position but has not determined the timing of adoption.

    Earnings per share: Earnings per common share are computed based on the weighted average number of shares outstanding and net income reduced for preferred dividends. See Note 6 of Notes to Consolidated Financial Statements of AMERCO for further discussion.

    Financial Statement Presentation: Certain reclassifications have been made to the financial statements for the years ended 1993 and 1992 to conform with the current year's presentation.



                     AMERCO AND CONSOLIDATED SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. RECEIVABLES

    A summary of receivables follows:

                                                        Year ended
                                                 -----------------------
                                                    1994          1993
                                                 ---------     ---------
                                                      (in thousands)
Trade accounts receivable                        $  16,073     $   8,658
Mortgage and note receivables,
  net of discount                                   45,288        23,267
Premiums and agents' balances in
  course of collection                              29,078        11,281
Reinsurance recoverable                             81,760         8,945
Accrued investment income                           13,565        15,263
Independent dealer receivable                        6,870        11,259
Other receivables                                   14,189         2,547
                                                 ---------     ---------
                                                   206,823        81,220
Less allowance for doubtful accounts                (2,009)       (1,548)
                                                 ---------     ---------
                                                 $ 204,814     $  79,672
                                                 =========     =========

3. INVENTORIES

    A summary of inventory components follows:

                                                        Year ended
                                                 -----------------------
                                                    1994          1993
                                                 ---------     ---------
                                                      (in thousands)
Trailers, truck and recreational
  vehicle parts and accessories                  $  31,684     $  33,799
Moving aids and promotional items                    7,032         6,080
Hitches and towing components                       10,236        11,414
Other                                                   60           144
                                                 ---------     ---------
                                                 $  49,012     $  51,437
                                                 =========     =========

    Certain general and administrative expenses are allocated to ending inventories. Such costs remaining in inventory at years-ended 1994, 1993 and 1992 are estimated at $7,679,000, $7,224,000 and $7,100,000, respectively. For the years-ended March 31, 1994, 1993 and 1992, aggregate general and administrative costs were $430,209,000, $467,390,000 and $426,021,000, respectively.

    LIFO inventories, which represent approximately 98% of total inventories at year-end 1994 (95% at year-end 1993), would have been $3,591,000 greater at year-end 1994 ($3,325,000 at year-end 1993) if the consolidated group had used the FIFO method.

4. INVESTMENTS

    Major categories of net investment income consists of the following (in thousands):


                                                    December 31,
                                         ----------------------------------
                                           1993         1992         1991
                                         --------     --------     --------
Fixed maturities                         $ 52,903     $ 54,836     $ 45,438
Real estate                                   142          235          111
Policy loans                                  609          566          418
Mortgage loans                              4,669        5,751        4,423
Short-term, amounts held by
  ceding reinsurers, net and other
  investments                                 874        2,481        3,336
                                         --------     --------     --------
Investment revenue                         59,197       63,869       53,726
Investment expenses                        20,390       23,229       14,096
                                         --------     --------     --------
Net investment income                    $ 38,807     $ 40,640  $    39,630
                                         ========     ========     ========


    A comparison of amortized cost to market for fixed maturities is as follows(in thousands):



                                           Par Value                 Gross        Gross     Estimated
                                           or number   Amortized   unrealized  unrealized     market
December 31, 1993                          of shares      cost       gains       losses       value
- -----------------                          ---------   ---------    --------     -------     --------
OXFORD

U.S. Treasury securities and government
  obligations                              $ 10,340    $   9,395    $    949     $   --      $  10,344
U.S. government agency mortgage backed
  securities                                 69,653       69,053       1,626         448        70,231
States, municipalities and political
  subdivisions                                1,000        1,003          28          --        1,031
Foreign government securities                 1,000        1,002         152          --         1,154
Corporate securities                        191,177      194,940      11,499         924       205,515
Mortgage-backed securities                   41,001       40,252       1,182         282        41,152
Public utility securities                  $ 38,950    $  37,844    $  2,503          --     $  40,347
                                                       ---------    --------     -------     ---------
    Total                                              $ 353,489    $ 17,939     $ 1,654     $ 369,774
                                                       =========    ========     =======     =========

DECEMBER 31, 1993
- -----------------
RWIC
Held-to-Maturity

U.S. Treasury securities and government
  obligations                              $ 38,213    $  39,425    $  3,025     $    55     $  42,395
States, municipalities and political
  subdivisions                               43,625       43,154       4,345         334        47,165
Corporate securities                        195,350      202,401       8,444       1,577       209,268
Mortgage-backed securities                 $ 36,085    $  36,140    $    488     $   368     $  36,260
Redeemable preferred stock                    2,300        2,300         400          --         2,700
                                                       ---------    --------     -------     ---------
                                                       $ 323,420    $ 16,702     $ 2,334     $ 337,788

RWIC
Available-for-Sale

U.S. Treasury securities and government
  obligations                              $  6,000    $   6,125    $  1,175     $    --     $   7,300
States, municipalities and political
  subdivisions                                   40           40          --           2            38
Corporate securities                         19,000       19,233          23         152        19,104
Mortgage-backed securities                 $ 16,098    $  16,254    $     --     $   --      $  16,254
                                                       ---------    --------     -------     ---------
                                                          41,652       1,198         154        42,696
                                                       ---------    --------     -------     ---------
    Total                                              $ 365,072    $ 17,900     $ 2,488     $ 380,484
                                                       =========    ========     =======     =========



                     AMERCO AND CONSOLIDATED SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                         Par Value                   Gross       Gross      Estimated
                                         or number    Amortized   unrealized  unrealized      market
December 31, 1992                        of shares      cost         gains      losses        value
- -----------------                        ----------   ---------    ---------    -------     ----------
Consolidated

U.S. Treasury securities and government
  obligations                            $  80,657    $  81,211    $  4,193     $    28     $   85,376
U.S. government agency mortgage backed
  securities                                40,070       38,292         622         285         38,629
States, municipalities and political
  subdivisions                              72,320       70,978       6,782         150         77,610
Foreign government securities                1,000        1,002          97          --          1,099
Corporate securities                       322,152      325,610      11,969         606        336,973
Mortgage-backed securities                  72,813       71,993       2,513          11         74,495
Public utility securities                $  55,041    $  53,186    $  2,178     $    40     $   55,324
Redeemable preferred stock                      58        5,233         613         156          5,690
                                                      ---------    --------     -------     ----------
    Total                                             $ 647,505    $ 28,967     $ 1,276     $  675,196
                                                      =========    ========     =======     ==========

    The fair value of fixed maturities are based on publicly quoted market prices at the close of trading December 31, 1993 or December 31, 1992, as appropriate.

    The amortized cost and estimated market value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                           Amortized  Estimated
  December 31, 1993                                          cost     fair value
  -----------------                                        ---------  ---------
                                                              (in thousands)
OXFORD

  Due in one year or less                                  $  15,362  $  15,641
  Due after one year through five years                      118,343    125,274
  Due after five years through ten years                     108,693    115,402
  After ten years                                              1,786      2,074
                                                           ---------  ---------
                                                             244,184    258,391
  Mortgage-backed securities                                 109,305    111,383
                                                           ---------  ---------
      Total                                                $ 353,489  $ 369,774
                                                           =========  =========

RWIC
Held-to-Maturity

  Due in one year or less                                  $  35,997  $  32,090
  Due after one year through five years                      148,894    155,908
  Due after five years through ten years                      90,443    100,726
  After ten years                                              9,646     10,104
                                                           ---------  ---------
                                                             284,980    298,828
  Mortgage-backed securities                                  36,140     36,260
  Redeemable preferred stock                                   2,300      2,700
                                                           ---------   --------
                                                             323,420    337,788

RWIC
Available-for-sale

  Due after one year through five years                        9,864      9,829
  Due after five years through ten years                       8,185      8,838
  After ten years                                              7,349      7,775
                                                           ---------  ---------
                                                              25,398     26,442
  Mortgage-backed securities                                  16,254     16,254
                                                           ---------  ---------
                                                              41,652     42,696
                                                           ---------  ---------
      Total                                                $ 365,072  $ 380,484
                                                           =========  =========

  December 31, 1992
  -----------------
  Due in one year or less                                  $  46,930  $  49,484
  Due after one year through five years                      231,130    241,272
  Due after five years through ten years                     219,678    226,201
  After ten years                                             34,249     39,425
                                                           ---------  ---------
                                                             531,987    556,382
  Mortgage-backed securities                                 110,285    113,124
  Redeemable preferred stock                                   5,233      5,690
                                                           ---------  ---------
      Totals                                               $ 647,505  $ 675,196
                                                           =========  =========

    Proceeds from sales of investments in debt securities during 1993 and 1992 were $25,409,000 and $114,229,000, respectively. Gross gains of $1,665,000 and
$4,872,000 and gross losses of $91,000 and $951,000 were realized on those sales during 1993 and 1992, respectively. Proceeds from maturities and early redemptions of investments in debt securities during 1993 and 1992 were $169,089,000 and $137,047,000. Gross gains of $2,326,000 and $1,463,000 and gross losses of $254,000 and $99,000 were realized on these securities during 1993 and 1992, respectively.

    At December 31, 1993, 1992 and 1991 fixed maturities include bonds with an amortized cost of $15,450,000, $15,461,000 and $15,456,000, respectively, on deposit with insurance regulatory authorities to meet statutory requirements.

    Mortgage loans are reported net of allowance for possible losses of $525,000 in both 1993 and 1992.

    Other investments consist of the following:

                                                          December 31,
                                                    -----------------------
                                                      1993           1992
                                                    --------      ---------
                                                          (in thousands)
    Mortgage loans on real estate                   $ 47,869      $  84,361
    Real estate, net                                   1,651          1,793
    Policy loans                                      10,718          9,978
    Short-term and other investments                  24,500         33,403
                                                    --------      ---------
        Totals                                      $ 84,738      $ 129,535
                                                    ========      =========

5. NOTES AND LOANS PAYABLE

    Notes and loans payable consist of the following:


                                                                Year ended
                                                           ---------------------
                                                              1994       1993
                                                           ---------  ----------
                                                              (in thousands)
  Mortgages payable, secured 5.0% to 10.25% interest
    rates, due through 2016                                $   1,246  $   2,448
  Medium-term notes payable, unsecured 8.50% to 11.50%
    interest rates, due through 2000                         198,870    289,670
  Notes payable to insurance companies, unsecured 5.89% to
    10.27% interest rates, due through 2006                  281,000    140,000
  Notes payable to banks, unsecured 2.94% to 9.40%
    interest rates, due through 1999                          94,800    138,900
  Other notes payable, unsecured 9.50% interest rate, due
    through 2005                                                  98        103
  Notes payable to banks under revolving lines of credit,
    unsecured 3.81% to 4.06% interest rates,                  97,750    106,000
  Other short-term promissory notes                           50,000     20,000
                                                           ---------  ---------
                                                           $ 723,764  $ 697,121
                                                           =========  =========

    Mortgages payable are secured by land and buildings at various locations, which carry a net book value of $13,900,000 at year-end 1994.



                     AMERCO AND CONSOLIDATED SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    Domestic/Eurodollar revolving credit loans are available from participating banks under an agreement which provides for a total credit line of $170,500,000 through the expiration date of the revolving term of September 25, 1995. The Company may elect to borrow under the credit agreement in the form of Eurodollar borrowings or domestic dollar borrowings. Depending on the form of borrowing elected, interest will be based on the prime rate, the certificate of deposit rate, the federal funds effective rate or the interbank offering rate and in addition, margin interest rates will be charged. Loans may also be at a fixed rate based upon the discretion of the borrower and lender. At March 31, 1994, the weighted average interest rate on borrowings outstanding was 3.97%. Facility fees, which are based upon the amount of credit line, aggregated $588,000 and $381,000 for 1994 and 1993, respectively. Prior to August 1992, the agreement required payment of commitment fees. Commitment fees, which are based upon any unused credit line, aggregated $230,000 for 1993. As of year-end 1994, loans outstanding under the revolving credit line totaled $45,000,000. Management intends to refinance the borrowings on a long-term basis by either replacing them with long-term obligations, renewing or extending them.


                                                     Year ended
                                           --------------------------------
                                              1994        1993       1992
                                           ---------   ---------   --------
                                                       (in thousands)
  A summary of revolving
  credit activity follows:
    Weighted average interest rate
        during the year                         3.62%       4.36%      6.66%
      at year end                               3.93%       3.56%      5.55%
    Maximum amount outstanding
      during the year                      $ 159,750   $ 126,000  $ 278,621
    Average amount outstanding
      during the year                      $  67,354   $  96,667  $ 156,153
  A summary of notes payable follows:
    Weighted average interest rate:
      during the year                           3.80%       4.09%      6.17%
      at year end                               4.04%       3.66%      5.20%
    Maximum amount outstanding
      during the year                      $  50,000   $  25,000  $  33,756
    Average amount outstanding
      during the year                      $  11,380   $  14,167  $  18,109

    AMERCO has lines of credit with various banks totaling $106,289,000 at March 31, 1994.

    The Company has executed interest rate swap agreements ("SWAPS") to potentially mitigate the impact of changes in interest rates on its floating rate debt. These agreements effectively change the Company's interest rate exposure on $208,000,000 of floating rate notes to a weighted average fixed rate of 8.61%. The SWAP's mature at the time the related notes mature.

    During fiscal 1994, SWAP's aggregating approximately $77.0 million were terminated. In addition, the Company exercised existing SWAP agreements aggregating approximately $50.0 million during fiscal 1994. Incremental interest expense associated with SWAP activity was $11,989,000 and $9,724,000 during 1994 and 1993, respectively.

    The notes payable and the loan agreements contain certain restrictive covenants including limits on the incurrence of other indebtedness, restrictions on related party transactions, and restrictions on the aggregate amount of dividends payable to Common stockholders and repurchases of capital stock. Under the most restrictive dividend covenant, AMERCO is prohibited from paying dividends if, at the time of payment, cumulative dividends are in excess of the sum of $15,000,000 plus 50% of consolidated net income as defined, for the entire period subsequent to March 31, 1993. See also Note 14.

    During the first and third quarters of fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. The weighted average rate of the notes purchased is 9.34%. The purchase resulted in an extraordinary charge of $1,897,000 net of $1,021,000 of tax benefit.

    During the fourth quarter of fiscal 1994, the Company terminated swaps with a notional value of $77 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1,473,000 net of $793,000 of tax benefit.

    In April 1994, the Company terminated three $10 million floating-rate notes. The notes were due to mature in fiscal years 1995, 1996 and 1997.

    In May 1994, the Company terminated five revolving credit agreements providing committed lines of credit totaling $259 million; amounts outstanding under these agreements at March 31, total $118 million. The Company subsequently entered into two revolving credit loans. The agreements provide for lines of credit of $185 million and $365 million through the maturity dates of May 1995 and June 1997, respectively. The Company may elect to borrow under the credit agreements in the form of Eurodollar borrowings or domestic dollar borrowings. Depending on the form of borrowing elected, interest will be based on the prime rate, the certificate of deposit rate, the Federal funds effective rate or the London interbank offering rate. Under the three-year agreement, loans may also be at a fixed rate based upon the discretion of the borrower and lender.

    In June 1994, the Company entered into a $10 million uncommitted revolving credit agreement. Interest on the loans is based upon the discretion of the lender.

    The aggregate annual maturities of long-term debt for the next five years, as adjusted for the transactions referred to in the immediately preceding paragraph, if the revolving credit lines are converted by the Company to term notes (see the discussion in the preceding paragraphs regarding the revolving credit agreements and the Company's intention to refinance such debt on a long-term basis) are $187,601,000 in 1995, $107,168,000 in 1996, $152,387,000 in
1997, $61,971,000 in 1998 and $62,765,000 in 1999.

6. STOCKHOLDERS' EQUITY

    In October 1990, the stockholders approved an amendment to the Company's Articles of Incorporation to reduce the par value of the Common Stock from $100.00 per share to $0.25 per share and to effect a 400-for-1 stock split whereby each issued share of Common Stock, $100.00 par value, was converted into 400 shares of Common Stock, $0.25 par value per share. The number of shares of Common Stock authorized increased from 107,500 to 65,000,000 shares. The amendment also changed the par value of the Company's Preferred Stock from no par value to $.01 par value per share and increased the number of preferred shares authorized from 100,000 to 5,000,000 shares. All references in the accompanying financial statements to the number of common shares and per-share amounts reflect the above described change in outstanding shares.

    In October 1992, the stockholders approved an amendment to the Company's Articles of Incorporation to increase the authorized capital stock of the Company to a total of 350,000,000 shares from 65,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The increased capital stock consists of 150,000,000 shares of Common Stock, 150,000,000 shares of Serial Common Stock and 50,000,000 shares of Preferred Stock. The Board of Directors (the Board) may authorize the Serial Common Stock to be issued in such series and on such terms as the Board shall determine. The amendment also clarifies the voting rights of the Preferred Stock and allows the issuance of Preferred Stock with or without par value.

    In October 1993, the Company issued 6,100,000 shares of 8.5% cumulative, no par, non-voting preferred stock. The preferred stock is not convertible into, or exchangeable for, shares of any other class or classes of stock of the Company. Dividends are payable quarterly in arrears and have priority as to dividends over the Company's common stock. The preferred stock is not redeemable prior to December 1, 2000. On or after December 1, 2000, the Company, at its option, may redeem all or part of the preferred stock, for cash at $25.00 per share plus accrued and unpaid dividends to the redemption date.

7. INCOME TAXES

    The components of the consolidated expense (benefit) for income taxes applicable to operations are as follows:


                                   Year ended
                      -------------------------------------
                         1994         1993         1992
                      -----------  -----------  -----------
                                 (in thousands)
  Current:                                      $
    Federal           $     2,112  $     1,800           --
    State                     185          726          346
  Deferred:
    Federal                16,365       13,902        4,629
    State                   1,191          842         (35)
                      -----------  -----------  -----------
                      $    19,853  $    17,270  $     4,940
                      ===========  ===========  ===========



                     AMERCO AND CONSOLIDATED SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    Deferred tax liabilities (assets) are comprised as follows:


                                                    Year ended
                                    ------------------------------------------
                                       1994            1993            1992
                                    ----------      ----------      ----------
                                               (in thousands)
Accelerated depreciation of
  property, plant and equipment     $  145,391      $  134,466      $  125,223
Benefit of tax NOL and credit
  carryforwards                        (74,905)        (85,326)        (94,880)
Rental equipment overhaul
  costs amortized                          751           1,126           2,089
Deferred inventory adjustments          (1,177)           (356)           (736)
Deferred acquisition costs              15,361          15,761          15,781
Deferred gain from intercompany
  transactions                            (894)         (2,780)         (1,376)
Bad debt expense                        (1,635)         (1,429)         (1,650)
Accrued expense on future
  dealer benefits                       (3,347)         (2,576)         (2,051)
Accrued vacation and sick-pay           (1,182)         (1,132)         (1,203)
Accelerated retirement
  deductions                              --               860             860
Customer deposit liability              (2,375)           --              --
Deferred revenue from
  sale/leaseback                        (1,357)         (1,779)         (2,396)
Accrued retirement expense              (1,755)           --              --
Policy benefits and losses,
  claims and loss expenses
  payable                              (24,022)        (24,986)        (23,126)
Other                                     (283)          1,041           1,611
                                    ----------      ----------      ----------
    Total                           $   48,571      $   32,890      $   18,146
                                    ==========      ==========      ==========

    Actual tax expense reported on earnings from operations differs from the "expected" tax expense amount (computed by applying the United States federal corporate tax rate of 35% in 1994, and 34% in 1993 and 1992) as follows:


                                                        Year ended
                                         --------------------------------------
                                            1994           1993          1992
                                         ---------      ---------      --------
                                                      (in thousands)
Computed "expected" tax expense          $  23,276      $  16,938      $  8,749
Increases (reductions)
in taxes resulting from:
  Tax-exempt interest income                (1,525)        (2,278)       (2,927)
  Dividends received deduction                (101)          (289)         (421)
  Net reinsurance effect                       120            116           117
  Canadian subsidiary income
    tax (expense) benefit
    unrealized                                (204)           230           909
  Net tax settlement                          --             --              31
  Recognition of provision
    to return reconciliation(1)             (1,327)          --            --
  Federal tax benefit of state
    and local taxes                           (482)          (534)         (106)
  Other(2)                                  (1,280)         1,519        (1,723)
                                         ---------      ---------      --------
    Actual federal tax expense              18,477         15,702         4,629
  State and local income tax expense         1,376          1,568           311
                                         ---------      ---------      --------
    Actual tax expense of operations     $  19,853      $  17,270      $  4,940
                                         =========      =========      ========

- ----------

(1) Every year an estimate is made of the current federal and state tax liabilities position at the time the Form 10-K is filed. This reconciliation amount represents the difference between the estimated and actual tax liability based upon the filed return for the preceding fiscal year.

(2) The amount is comprised of several miscellaneous permanent differences, none of which are individually material.

    The 1993 and 1992 financial statements have been restated to give retroactive effect to the adoption of SFAS 109. The impact on previously issued financial statements, income (loss), is as follows (in thousands except per share data):

                                                       Year ended
                                               ------------------------
                                                  1993           1992
                                               ---------      ---------
                                                     (in thousands)
Earnings:
  Effect of change on income before
    extraordinary item as originally
    reported                                   $  (2,309)     $   1,890
  Effect of change on net income as
    originally reported                           (8,687)          (886)
Earnings per common share:
  Effect of change on income before
    extraordinary item as originally
    reported                                   $    (.06)      $    .05
  Effect of change on net income as
    originally reported                             (.22)          (.02)

    Under the provisions of the Tax Reform Act of 1984 (the Act), the balance in Oxford's account designated "Policyholders" Surplus Account" is frozen at its December 31, 1983 balance of $19,251,000. Federal income taxes (Phase III) will be payable thereon at applicable current rates if amounts in this account are distributed to the stockholder or to the extent the account exceeds a prescribed maximum. Oxford did not incur a Phase III liability for the years ended December 31, 1993, 1992 and 1991.

    The Internal Revenue Service has examined AMERCO's income tax returns for the years ended 1987 through 1989. All issues have been agreed to and provisions have been made in the financial statements. An examination of years ended 1990 and 1991 is currently underway. The tax effect of the adjustments which have been proposed have been reflected in the current year's tax provision.

    At year-end 1994 AMERCO and RWIC have non-life net operating loss carryforwards available to offset taxable income in future years of $166,955,000 for tax purposes. These carryforwards expire in 2000 through 2007. AMERCO also has investment tax credit and other credit carryforwards of $7,319,000 for tax purposes which expire in 1999 through 2004. The use of certain carryforwards may be limited or prohibited if a reorganization or other change in corporate ownership were to occur.

    Provision for federal income taxes has not been made for the difference between the Company's book and tax bases of its investment in Ponderosa, since the Company believes such difference to be permanent in duration.

8. TRANSACTIONS WITH FLEET OWNERS AND OTHER RENTAL EQUIPMENT OWNERS

    Fleet Owners (independent rental equipment owners) own approximately 25% of all U-Haul rental trailers, .07% of all U-Haul rental trucks and certain other rental equipment. There are over 5,600 fleet owners, including certain officers, directors, employees and stockholders of the Company. All rental equipment is operated under contract with U-Haul, a wholly-owned subsidiary of AMERCO, whereby U-Haul administers the operations and marketing of such equipment and in return receives a percentage of rental fees paid by customers. AMERCO guarantees performance of these contracts. Based on the terms of various contracts, rental fees are distributed to the subsidiaries of AMERCO (for services as operators), to the fleet owners (including certain subsidiaries and related parties of AMERCO) and to Rental Dealers (including Company-operated U-Haul Centers).

    The Company owns over 99% of all general rental items and the remainder of the rental equipment is consigned to AMERCO and its consolidated subsidiaries. The equipment is operated under various contracts with subsidiaries of AMERCO, whereby the consolidated group administers the operations and marketing of the equipment. In return the investors receive a percentage of the rental fees paid by customers.

    Oxford reinsures short-term accidental death and medical insurance risks for customers who rent vehicles owned by the Company and fleet owners. Premiums earned were $1,428,000, $1,399,000 and $1,917,000 in 1994, 1993 and 1992,
respectively.

    RWIC insures and reinsures general liability, auto liability, commercial multiple peril and worker's compensation coverage for member companies of the consolidated group. Premiums earned by RWIC on these policies amounted to $18,800,000, $18,300,000 and $21,900,000 in 1994, 1993 and 1992, respectively and were eliminated in consolidation.

    RWIC insures and reinsures certain risks of U-Haul customers and independent fleet owners. Premiums earned on these policies amounted to $32,800,000, $31,700,000 and $33,800,000 in 1994, 1993, and 1992, respectively.

9. DEALER FINANCIAL SECURITY PLAN

    In September 1984, the Company adopted an unfunded dealer financial security plan (the Security Plan) for its independent dealers and their key employees who elected to enroll in the plan. Subsequent to the initial enrollment in the Security Plan, the Company suspended the plan to additional enrollees. Under the Security Plan, deductions are made from dealer commissions in return for future benefits including death, disability and retirement benefits. These benefits are paid directly from the general assets of the Company. Life insurance is carried on each Security Plan participant in favor of the Company to indirectly fund future benefit payments. Total deductions withheld from commissions for 1994, 1993, and 1992 were $613,000, $714,000 and $729,000, respectively. Total insurance premium expense for the years ended 1994, 1993 and 1992 amounted to $1,304,000, $1,300,000 and $1,391,000, respectively. Benefits paid under the Security Plan for the years ended 1994, 1993 and 1992 were insignificant.

10. EMPLOYEE BENEFIT PLANS

    AMERCO and its subsidiaries participate in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the Plan) which is designed to provide all eligible employees with savings for their retirement and to acquire a proprietary interest in the Company.

    The Plan has three separate features: a profit sharing feature (the Profit Sharing Plan) under which the Employer may make contributions on behalf of participants; a savings feature (the Savings Plan) which allows participants to defer income under Section 401k of the Internal Revenue Code of 1986; and an employee stock ownership feature (the ESOP) under which the Company may make contributions of AMERCO common stock or cash to acquire such stock on behalf of participants. Generally, employees of the Company are eligible to participate in the Plan upon completion of a one year service requirement.

    At its discretion, profits of such amounts as determined by the Board of Directors (which shall not exceed the amounts that are deductible under the Internal Revenue Code) may be contributed to the Profit Sharing Plan at the end of each Plan year to a designated trustee and administered and applied in accordance with the terms of the trust agreement. The Company did not contribute to the Profit Sharing Plan during the years ended 1994, 1993 and 1992.

    Under the Savings Plan, an employee may make pre-tax contributions of up to eighteen percent of base salary. Participants are immediately vested in all contributions plus actual earnings thereon.

    The ESOP is designed to enable eligible employees to acquire a proprietary interest in the Company. The Company may, in its sole and absolute discretion, elect to contribute to the trust fund amounts to be used by the ESOP trustee to purchase shares of the $.25 par value common stock of the Company and/or the Company may contribute stock directly to the trust fund.

    To fund the ESOP trust (ESOT), the Company borrowed $16,000,000 repayable over ten years in annual installments of $1,600,000 beginning December 1989. Proceeds of this borrowing were loaned to the ESOT on the same terms and are used by the ESOT to purchase shares of AMERCO common stock. Interest payments under this agreement were $253,000 in 1994, $402,000 in 1993 and $566,000 in
1992. With each loan payment, a portion of the stock is allocated to the participating employees' accounts. Contributions to the ESOT charged to expense were $2,269,000, $2,255,000 and $1,023,000 for the years ended 1994, 1993 and
1992, respectively.

    To fund additional purchases of the Company stock, the ESOT borrowed $1,172,000 from the Company repayable over ten years under a stock pledge agreement. The interest rate is based upon the average interest rate paid by the Company. Interest payments amounted to $90,000, $105,000 and $101,000 for 1994, 1993 and 1992, respectively. As of March 31, 1994, $820,000 is outstanding under this agreement.

    During fiscal year 1991, the Company executed an additional stock pledge agreement with the ESOT to make loans available in an aggregate principal amount equal to $10,000,000 over a five year commitment period. Borrowings under the agreement are repaid based upon a twenty year amortization period. Interest is based upon the average rate paid by AMERCO under all promissory notes, commercial paper and other evidences of indebtedness issued by AMERCO and outstanding as of the date the rate is to be calculated. Under this agreement, $9,331,000 is outstanding at March 31, 1994. Interest payments under this agreement were $474,000 and $366,000 for 1994 and 1993, respectively. Subsequent to March 31, 1994 borrowings total $418,000.

    The Plan held 1,111,557 shares in trust valued at the appraised value of $17.00 per share as of March 31, 1994.

    In April, 1994 the ESOT modified the 1991 agreement to increase the commitment from $10,000,000 to $20,000,000 and extend the commitment period an additional five years.

    During fiscal 1989, the Company adopted a Key Employee Stock Purchase Plan (the KESPP) authorizing it to sell to employees and non-employee directors of the Company up to 3,240,000 shares of common stock of the Company at a per share price of $6.79, the fair market value of such shares on the date such plan was adopted. Pursuant to authorization by the Board of Directors, five key employees purchased 3,239,600 shares under the KESPP for cash and promissory notes at the rate of nine percent per annum. In July 1989, the Plan purchased 1,904,000 shares of the Company's $.25 par value common stock from four key employees at a per share price of $8.63, the fair market value of such shares on the date of sale. Principal and interest payments on the promissory notes were received by the Company from the key employees.

    Oxford insures various group life and group disability insurance plans covering employees of the consolidated group. As of January 1, 1991, the Company elected to self-fund its group-health and dental plans. Premiums earned were $1,325,000, $1,037,000 and $308,000 for the years ended 1994, 1993 and 1992, respectively and were eliminated in consolidation.

11. POSTRETIREMENT BENEFITS

    The Company provides medical and life insurance benefits to retired employees and eligible dependents over age 65 if the employee meets specified age and service requirements.

    The Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers" Accounting for Postretirement Benefits Other Than Pensions" effective April 1, 1993. The standard requires that employers use the accrual method of accounting for postretirement benefits. Prior to 1994, the Company recognized these costs, which were not material, as claims were incurred. The Company elected to immediately recognize the cumulative effect of the change in accounting for postretirement benefits of $5.0 million ($3.1 million net of income tax benefit) which represents the accumulated postretirement benefit obligation (APBO) existing at April 1, 1993. In addition, the impact of the change in 1994 ongoing operations is an increase in expense of about $1.1 million ($672 thousand after income taxes). The Company continues to fund medical and life insurance benefit costs as claims are incurred.

    The components of net periodic postretirement benefit cost are as follows (in thousands):


                                                                       1994
                                                                     --------
  Service cost for benefits earned during the period                 $    489
  Interest cost on APBO                                                   598
                                                                      -------
    Net periodic postretirement benefit cost                         $  1,087
                                                                     ========

    The amounts recognized in the Company's balance sheet at March 31, 1994 were as follows (in thousands):

  Accumulated postretirement benefit obligation:

    Retirees                                      $  1,848
    Eligible active employees                          413
    Other active employees                           3,832
                                                  --------
    Accrued postretirement benefit cost           $  6,093
                                                  ========

    The discount rate used in determining the APBO was 7.75%. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.3% in 1994, declining annually to an ultimate rate of 3.5% in 2010. The assumed health care cost trend rate reflects a $20,000 maximum lifetime benefit included in the Company's plan.

    If the health care cost trend rate assumptions were increased by 1.0%, the APBO, as of March 31, 1994, would be increased by approximately $950 thousand. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1994 would be an increase of approximately $148 thousand.



                     AMERCO AND CONSOLIDATED SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. SUPPLEMENTAL INCOME STATEMENT INFORMATION

    Supplemental income statement information from operations is as follows:


                                                Year ended
                                    ---------------------------------
                                       1994        1993        1992
                                    ---------   ---------   ---------
                                             (in thousands)
Maintenance and repairs             $ 205,511   $ 170,688   $ 141,267
                                    =========   =========   =========
Depreciation and amortization       $ 148,740   $ 128,530   $ 124,368
                                    =========   =========   =========
Taxes, other than income taxes:
  Payroll                           $  18,950   $  16,302   $  15,400
  Premiums                              2,182       2,429       2,670
  Property and other                   27,874      25,364      26,398
                                    ---------   ---------  ----------
                                    $  49,006   $  44,095   $  44,468
                                    =========   =========   =========
Lease expense                       $  84,359   $ 119,106   $ 123,368
                                    =========   =========   =========
Advertising costs                   $  26,291   $  23,180   $  23,078
                                    =========   =========   =========

13. REINSURANCE

    The Company assumes and cedes reinsurance on both a coinsurance and risk premium basis. The Company obtains reinsurance for that portion of risks exceeding retention limits.

    The Company also reinsures a wide range of property-casualty risks with third parties and insures general and auto liability, multiple peril and worker's compensation coverage for the consolidated group, independent fleet owners and customers as a direct writer and as a reinsurer through third party companies.

    To the extent that a reinsurer is unable to meet its obligation under the related reinsurance agreements, the Company would remain liable for the unpaid losses and loss expenses. Pursuant to certain of these agreements, the Company holds letters of credit in the amount of $17,000,000 from reinsurers. The Company has issued letters of credit totaling approximately $2,200,000 in favor of certain ceding companies.

    Losses and loss expense recoveries from reinsurers of $24,300,000 and $25,400,000 were recognized in 1993 and 1992, respectively.

    RWIC is a reinsurer of municipal bond insurance through an agreement with MBIA Inc. Premium generated through this agreement is recognized pro rata over the contract coverage period. The related unearned premium as of December 31, 1993 and 1992 was $4,400,000 and $4,700,000, respectively. RWIC's share of case loss reserves related to this coverage is approximately $41,000 at December 31, 1993. RWIC's aggregate exposure for Class 1 municipal bond insurance was $686,000,000 as of December 31, 1993.

    A summary of reinsurance transactions by business segment follows:


                                                                                             Percentage
                                                 Ceded         Assumed                        of amount
                                    Direct      to other      from other        Net          assumed to
                                    amount      companies     companies        amount            net
                                 -----------   -----------   ------------   ------------    ------------
                                                              (in thousands)
Year end 1994
- -------------
  Life insurance in force        $    19,860   $       524   $  2,979,714   $  2,999,050         99%
  Premiums earned:
    Life                         $        53   $        16   $      8,876   $      8,913         99%
    Accident and health                1,120           209          1,455          2,366         61
    Annuity                               --            --          5,419          5,419        100
    Property casualty                 81,676        45,122         70,092        106,646         66
                                 -----------   -----------   ------------   ------------
      Total                      $    82,849   $    45,347   $     85,842   $    123,344
                                 ===========   ===========   ============   ============
Year end 1993
- -------------
  Life insurance in force        $    20,983   $       547   $  3,375,548   $  3,395,984         99%
                                 ===========   ===========   ============   ============
  Premiums earned:
    Life                         $        81   $        --          9,910   $      9,991         99%
    Accident and health                  996           103          2,111          3,004         70
    Annuity                              202            --          2,907          3,109         94
    Property casualty                 73,523        39,016         48,214         82,721         58
                                 -----------   -----------   ------------   ------------
      Total                      $    74,802   $    39,119   $     63,142   $     98,825
                                 ===========   ===========   ============   ============
Year end 1992
- -------------
  Life insurance in force        $    21,044   $       571   $  3,988,265   $  4,008,738         99%
                                 ===========   ===========   ============   ============
  Premiums earned:
    Life                         $       153   $        14   $     11,680   $     11,819         99%
    Accident and health                1,051            16          4,574          5,609         82
    Annuity                               72            54          2,784          2,802         99
    Property casualty                 71,786        33,205         28,315         66,896         42
                                 -----------   -----------   ------------   ------------
      Total                      $    73,062   $    33,289   $     47,353   $     87,126
                                 ===========   ===========   ============   ============

14. CONTINGENT LIABILITIES AND COMMITMENTS

    The Company and certain members of the Company's Board of Directors are defendants in an action where the plaintiffs, certain stockholders of the Company have alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company common stock to certain key employees. The plaintiffs seek equitable relief, compensatory damages, and punitive damages. All claims for equitable relief that would have allowed the plaintiffs to sit on the Board of Directors have been dismissed, subject only to the right of the plaintiffs to appeal such dismissal. The Company and director-defendants filed a motion for summary judgement that would be dispositive of all remaining claims. On August 15, 1994, the Company was dismissed from the action, subject only to the right, to the extent that any exists, of the plaintiffs to appeal such dismissal.

    The Company is a defendant in a number of suits and claims incident to the type of business conducted and several administrative proceedings arising from state and local provisions that regulate the removal and/or clean up of underground fuel storage tanks. The Company owns property within two state hazardous waste sites in the state of Washington. At this time, the remedial cleanup costs or range of costs for such sites cannot be estimated. Management's opinion is that none of the suits or claims involving AMERCO and/ or its subsidiaries is expected to result in any material loss.

    The Company occupies certain facilities and uses certain equipment under operating lease commitments with terms expiring through 2079. Lease expense was $84,359,000, $119,106,000 and $123,368,000 for the years ended 1994, 1993 and
1992, respectively. During the year ended March 31, 1994, U-Haul Leasing & Sales Co., a wholly-owned subsidiary of U-Haul, entered into twenty-seven transactions, and entered into four additional subsequent transactions whereby the Company sold rental trucks and subsequently leased them back. AMERCO has guaranteed $39,205,000 of residual values at March 31, 1994 and $3,109,000 of residual values subsequent to March 31, 1994 on these assets at the end of lease term. Certain leases contain renewal and fair market value purchase options and mileage and other restrictions similar to those disclosed in Note 5 for notes payable and loan agreements. Following are the lease commitments for leases having terms of more than one year (in thousands):



                            Year end 1994
                     ------------------------
                     Property,
                     plant and                    Additions
                       other          Rental      Subsequent
  Year ended         equipment        Trucks      to year-end       Total
  ----------         ---------      ---------     -----------     ---------
      1995            $  2,781      $  51,014       $  6,506      $  60,301
      1996               1,094         36,099          8,143         45,336
      1997                 775         29,217          8,143         38,135
      1998                 598         29,217          8,143         37,958
      1999                 432         29,217          8,143         37,792
Thereafter              4,873          42,442         17,920         65,235
                      --------      ---------       --------      ---------
                      $ 10,553      $ 217,206       $ 56,998       $284,757
                      ========      =========       ========      =========

    The Company has reduced future lease commitments during the year ended March 31, 1994 in the amount of $37,238,000 through the early termination of certain leases. Residual value guarantees were also reduced by $34,036,000 in connection with the terminations.

    Certain of the Company's credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company. A "change in control" is deemed to occur if (a) any transfer of any shares of any class of capital stock results in the Company's ESOP and members of the Shoen family owning in the aggregate less than the amount of capital stock as may be necessary to enable them to cast in excess of 50% of the votes for the election of directors of the Company or (b) during any period for two consecutive years, persons who at the beginning of such period constituted the Board of Directors of the Company (including any director approved by a vote of not less than 662/3% of such board) cease for any reason to constitute greater than 50% of the then acting Board.

    The Company does not currently have available sources of financing to fund such prepayments if they became payable in full. In addition, upon such a "change in control," the Company might lose the ability to draw on certain unutilized lines of credit otherwise available.

15. PREFERRED STOCK PURCHASE RIGHTS

    In July 1988, the Company's Board of Directors adopted a stockholder-rights plan, and such rights were distributed as a dividend at the rate of one right for each outstanding share of the Company's common stock to the holders of record of common shares on July 29, 1988. As a result of the 400-for-1 common stock split that occurred on October 1, 1990, each outstanding share of common stock currently has one four-hundredth of a right associated with it. When exercisable, each right will entitle its holder to purchase from the Company one one-hundredth of a share of the new Series C Preferred Stock of the Company at a price of $15,000. AMERCO has reserved 5,000 shares of authorized but unissued preferred stock for the Series C Preferred Stock authorized in this stockholder-rights plan. The rights will become exercisable if a person or group of affiliated or associated persons acquire or obtain the right to acquire beneficial ownership of 50% or more of the common stock without approval of a majority of the Board of Directors of the Company. The majority approval must be made by members of the Board who were members as of July 25, 1988 (Disinterested Directors) or subsequent members elected to the Board if such persons are recommended or approved by a majority of the Disinterested Directors. The rights will expire on July 29, 1998 unless earlier redeemed by the Company pursuant to authorization by a majority of the Disinterested Directors.

    In the event the Company is acquired in a merger or other business combination transaction after the rights become exercisable, provision shall be made so that each holder of a right shall have the right to receive, upon exercise thereof and payment of the exercise price, that number of common shares of such corporation which at the time of such transaction would have a market or book value of two times the exercise price of the right. If the Company is the surviving company, each holder would have the right to receive, upon payment of the exercise price, common shares with a market or book value of two times the exercise price.

16. STOCK OPTION PLAN

    In October 1992, the stockholders approved a ten year incentive plan entitled the AMERCO Stock Option and Incentive Plan (the Plan) for officers and key employees of the Company.

    Under the Plan, Incentive Stock Options (ISOs), Non-qualified Stock Options, Stock Appreciation Rights (SAR), Restricted Stock Dividend Equivalents and Performance Shares may be awarded. The aggregate numbers of shares of stock subject to award under the Plan may not exceed 3,000,000. The stock subject to the Plan is AMERCO Common Stock unless prior to the date the first award is made under the Plan, a Committee of at least two Board members determines, in its discretion, to utilize another class of the Company's stock. No options or awards have been granted under the Plan.

    The Plan provides for the granting of ISOs as defined under the Internal Revenue Code and Non-qualified Stock Options under such terms and conditions as the Committee determines in its discretion. The ISOs may be granted at prices not less than one-hundred percent of the fair market value at the date of grant with a term not exceeding ten years.

    The Plan provides for the granting of SARs subject to certain conditions and limitations to holders of options under the Plan. SARs permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised.

    Under the Restricted Stock feature of the Plan, a specified number of common shares may be granted subject to certain restrictions. Restriction violations during a specified period result in forfeiture of the stock. The Committee may, in its discretion, impose any restrictions on a Restricted Stock award.

    The Plan authorizes the Committee to grant Dividend Equivalents in connection with options. Dividend Equivalents are rights to receive additional shares of Company stock at the time of exercise of the option to which such Dividend Equivalents apply.

    Under the Plan, Performance Share units may be granted. Each unit is deemed to be the equivalent of one share of Company stock and such units are credited to a Performance Share account. The value of the units at the time of award or payment is the fair market value of an equivalent number of shares of stock. At the end of the award period, payment may be made subject to certain predetermined criteria and restrictions.

17. RELATED PARTY TRANSACTIONS

    AMERCO and Consolidated Subsidiaries have related party transactions with certain major stockholders, directors and officers of the consolidated group as disclosed in Notes 10 and 19 of Notes to Consolidated Financial Statements of AMERCO.

    Additionally, during the years ended 1994, 1993 and 1992, a subsidiary of AMERCO purchased $2,607,000, $2,608,000 and $2,681,000, respectively, of printing from a company wherein an officer is a major stockholder, director and officer of AMERCO.

    Management believes that these transactions were consummated on terms equivalent to those that prevail in arm's-length transactions.



                     AMERCO AND CONSOLIDATED SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. SUPPLEMENTAL CASH FLOWS INFORMATION

    During the year ended March 31, 1992, the Company received 648,000 shares of common stock in exchange for cash and the cancellation of a restricted stock purchase plan note receivable and accrued interest and returned the shares to the treasury. In conjunction with the transaction, non-cash financing activities were recorded as follows (in thousands):



  Restricted stock purchase plan notes receivable cancelled          $  4,236
  Additional paid-in capital recognized                                 1,173
  Common stock exchanged at fair market value                          (5,961)
                                                                     --------
    Cash paid on exchange                                            $   (552)
                                                                     ========

    The (increase) decrease in receivables, inventories and accounts payable and accrued liabilities net of other operating and investing activities follows:


                                                          Year ended
                                                ------------------------------
                                                  1994       1993      1992
                                                ---------  --------  ---------
                                                        (in thousands)
Receivables                                     $(19,945)  $(4,508)  $(10,156)
                                                =========  ========  =========
Inventories                                     $   2,425  $(4,664)  $  15,211
                                                =========  ========  =========
Accounts payable and accrued liabilities        $  11,538  $(1,899)  $   2,659
                                                =========  ========  =========

    Cash paid for income taxes amounted to $3,275,000, $303,000 and $1,970,000 for 1994, 1993 and 1992, respectively.

    Interest paid in cash amounted to $71,448,000, $81,115,000 and $78,488,000 for 1994, 1993 and 1992, respectively.

19. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF PONDEROSA HOLDINGS, INC. AND ITS SUBSIDIARIES

    A summary consolidated balance sheet for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                  December 31,
                                                          --------------------
                                                             1993       1992
                                                          ----------  --------
                                 (in thousands)
Investments -- fixed maturities                           $  719,605  $647,505
Other investments                                             84,738   129,535
Receivables                                                  138,049    37,264
Deferred policy acquisition costs                             47,846    49,748
Due from affiliate                                             4,927    12,899
Deferred federal income taxes                                  8,350     9,305
Other assets                                                   8,744    18,743
                                                          ----------  --------
    Total assets                                          $1,012,259  $904,999
                                                          ==========  ========
Policy liabilities and accruals                           $  380,424  $298,162
Unearned premiums                                             58,842    39,094
Premium deposits                                             312,708   320,961
Other policyholders' funds and liabilities                    13,399    11,570
                                                          ----------  --------
    Total liabilities                                        765,373   669,787
Stockholder's equity                                         246,886   235,212
                                                          ----------  --------
    Total liabilities and stockholder's equity            $1,012,259  $904,999
                                                          ==========  ========

    A summarized consolidated income statement for Ponderosa Holdings, Inc. and subsidiaries is presented below:

                                               Year ended December 31,
                                     ------------------------------------------
                                        1993            1992            1991
                                     ----------      ----------      ----------
                                                    (in thousands)
Premiums                             $  142,347      $  118,206      $  109,372
Net investment income                    40,019          40,817          39,752
Other income (loss)                       7,447          10,495           1,381
                                     ----------      ----------      ----------
    Total revenue                       189,813         169,518         150,505
Benefits and losses                     120,825         106,617          93,652
Amortization of deferred
  policy acquisition costs                9,343           9,352           5,439
Other expenses                           29,834          24,993          19,119
                                     ----------      ----------      ----------
  Income from operations                 29,811          28,556          32,295
Federal income tax expense               (8,723)         (7,387)        (12,442)
                                     ----------      ----------      ----------
Earnings from operations before
  change in accounting
  principle                              21,088          21,169          19,853
Cumulative effect of a change in
  accounting principle                      (93)           --              --
                                     ----------      ----------      ----------
  Net income                         $   20,995      $   21,169      $   19,853
                                     ==========      ==========      ==========

    Applicable laws and regulations of the State of Arizona require maintenance of minimum capital determined in accordance with statutory accounting practices in the amount of $1,000,000. In addition, the amount of dividends which can be paid to stockholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus which can be distributed as dividends is $17,619,000 at December 31, 1993.

    The consolidated audited statutory net income for the years ended December 31, 1993, 1992 and 1991 was $20,644,000, $19,708,000 and $20,984,000,
respectively; audited statutory capital and surplus was $176,194,000 and $170,762,000 at December 31, 1993 and 1992, respectively.

20. INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA

    Industry Segment Data -- AMERCO's three industry segments are Rental operations, Life insurance and Property/Casualty insurance. Rental operations is composed of the operations of U-Haul International, Inc., which is engaged in the rental of various kinds of equipment and sales of related products and services. Life insurance is composed of the operations of Oxford Life Insurance Company which operates in various life, accident and health and annuity lines. Property/Casualty insurance is composed of the operations of Republic Western Insurance Company which operates in various property and casualty lines.

    Information concerning operations by industry segment follows:


                                                         Property/  Adjustments
                                Rental         Life      Casualty        and
                              Operations     Insurance   Insurance  Eliminations Consolidated
                              -----------    ---------  ----------  ------------ ------------
                                                      (in thousands)
1994
- ----
Revenues:
  Outside                      $  965,839    $ 31,357   $ 137,659   $      --    $ 1,134,855
  Intersegment                       (357)      2,834      18,862     (21,339)          --
                               ----------    --------   ---------   ---------    -----------
    Total revenue              $  965,482    $ 34,191   $ 156,521   $ (21,339)   $ 1,134,855
                               ==========    ========   =========   =========    ===========
Pretax operating profit        $  106,248    $  9,106   $  20,705   $    (698)   $   135,361
                               ==========    ========   =========   =========    ===========
    Interest expense                                                                  68,859
                                                                                 -----------
      Pretax earnings from
        operations                                                               $    66,502
                                                                                 ===========
Identifiable assets            $1,593,044    $461,464   $ 550,795   $(260,861)   $ 2,344,442
                               ==========    ========   =========   =========    ===========

Depreciation/amortization      $  137,220    $  4,277   $   7,243   $      --    $   148,740

Capital expenditures           $  530,520    $     --   $      --   $      --    $   530,520
                               ==========    ========   =========   =========    ===========

1993
- ----
Revenues:
  Outside                      $  891,599    $ 33,619   $ 115,693   $      --    $ 1,040,911
  Intersegment                         --       2,630      18,402     (21,032)            --
                               ----------    --------   ---------   ---------    -----------
    Total revenue              $  891,599    $ 36,249   $ 134,095   $ (21,032)   $ 1,040,911
                               ==========    ========   =========   =========    ===========

Pretax operating profit        $   88,581    $ 12,325   $  16,231   $      --    $   117,137
                               ==========    ========   =========   =========    ===========
    Interest expense                                                                  67,958
                                                                                 -----------
      Pretax earnings from
        operations                                                               $    49,179
                                                                                 ===========
Identifiable assets            $1,377,386    $472,669   $ 422,079   $(248,111)   $ 2,024,023
                               ==========    ========   =========   =========   ===========

Depreciation/amortization      $  118,438    $  5,353   $   4,739          --    $   128,530
                               ==========    ========   =========   =========    ===========

Capital expenditures           $  130,841    $     --   $      --   $      --    $   130,841
                               ==========    ========   =========   =========    ===========
1992
- ----
Revenues:
  Outside                      $  844,492    $ 31,391   $  96,001   $      --    $   971,884
  Intersegment                         --       1,158      21,991     (23,149)            --
                               ----------    --------   ---------   ---------    -----------
    Total revenue              $  844,492    $ 32,549   $ 117,992   $ (23,149)   $   971,884
                               ==========    ========   =========   =========    ===========

Pretax operating profit        $   69,628    $ 11,056   $  21,239   $      --    $   101,923
                               ==========    ========   =========   =========    ===========
    Interest expense                                                                  76,189
                                                                                 -----------
      Pretax earnings from
        operations                                                               $    25,734
                                                                                 ===========
Identifiable assets            $1,354,758    $457,324   $ 402,190   $(234,948)   $ 1,979,324
                               ==========    ========   =========   =========    ===========

Depreciation/amortization      $  118,637    $  2,712   $   3,019   $      --    $   124,368
                               ==========    ========   =========   =========    ===========

Capital expenditures           $   68,754    $     --   $      --   $        --  $    68,754
                               ==========    ========   =========   =========    ===========



                                         United States   Canada   Consolidated
Geographic Area Data --                  -------------  --------  ------------
                                                    (in thousands)
1994
- ----
  Revenues                                $  1,106,761  $ 28,094   $ 1,134,855
  Pretax earnings (loss) from
    operations                            $     65,919  $    583   $    66,502
  Identifiable assets                     $  2,298,948  $ 45,494   $ 2,344,442
1993
- ----
  Revenues                                $  1,013,884  $ 27,027   $ 1,040,911
  Pretax earnings (loss) from
    operations                            $     49,855  $   (676)  $    49,179
  Identifiable assets                     $  1,983,419  $ 40,604   $ 2,024,023
1992
- ----
  Revenues                                $    947,181  $ 24,703   $   971,884
  Pretax earnings (loss) from
    operations                            $     28,407  $ (2,673)  $    25,734
  Identifiable assets                     $  1,942,361  $ 36,963   $ 1,979,324

21. SUBSEQUENT EVENTS

    On May 3, 1994, the Company declared a cash dividend of $3,241,000 ($.53125 per preferred share) to preferred stockholders of record as of May 13, 1994.

    On July 26, 1994, the Company declared a cash dividend of $3,241,000 ($.53125 per preferred share) to preferred stockholders of record as of August 12, 1994.

    Subsequent to the date of these financial statements, the board of directors of Oxford declared a dividend of its stock in RWIC to Ponderosa.



                     AMERCO AND CONSOLIDATED SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS
                                   JUNE 30,
                                 (UNAUDITED)
                                (IN THOUSANDS)


                                                    1994             1993
                                               ---------------  ---------------
ASSETS
Cash.........................................  $        19,617  $        15,459
Receivables..................................          208,833           92,735
Inventories..................................           41,920           48,240
Prepaid expenses.............................           24,307           25,093
Investments, fixed maturities................          718,438          667,013
Investments, other...........................           94,392          121,479
Deferred policy acquisition costs............           48,917           49,353
Other assets.................................           30,283           26,127
                                               ---------------  ---------------
Property, plant and equipment, at cost:
  Land.......................................          200,720          180,074
  Buildings and improvements.................          693,041          621,747
  Furniture and equipment....................          166,268          159,711
  Rental trailers and other rental equipment.          218,445          207,848
  Rental trucks..............................          863,982          753,522
  General rental items.......................           55,186           59,580
                                                --------------  ---------------
                                                     2,197,642        1,982,482
  Less accumulated depreciation..............          972,968          858,941
                                               ---------------  ---------------
    Total property, plant and equipment......        1,224,674        1,123,541
                                               ---------------  ---------------
                                               $     2,411,381  $     2,169,040
                                               ===============  ===============
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities...  $       158,920  $       138,003
  Notes and loans............................          725,565          766,946
  Policy liabilities and accruals............          449,986          330,019
  Liabilities from premium deposits..........          308,408          321,025
  Other policyholders' funds and liabilities.            6,617           13,429
  Deferred income............................            8,714            5,524
  Deferred income taxes......................           64,799           38,660
                                               ---------------  ---------------
Stockholders' equity:
  Serial preferred stock, with or
    without par value, 50,000,000 shares
    authorized; 6,100,000 issued without
    par value and outstanding as of June
    30, 1994 and none issued
    or outstanding as of June 30, 1993.......               --               --
  Serial common stock, with or without
    par value, 150,000,000 shares authorized.               --               --
  Series A common stock of $.25 par
    value, authorized 10,000,000 shares,
    issued 5,754,334 shares as of June 30,
    1994 and none as of June 30, 1993........            1,438               --
  Common stock of $.25 par value,
    authorized 150,000,000 shares,
    issued 34,245,666 shares as of June 30,
    1994 and 40,000,000 shares as of
    June 30, 1993............................            8,562           10,000
  Additional paid-in capital.................          165,651           19,331
  Foreign currency translation...............          (11,461)          (7,102)
  Retained earnings..........................          540,325          499,522
                                               ---------------  ---------------
                                                       704,515          521,751
Less:
  Cost of common shares in treasury
    (1,335,937 shares as of
    June 30, 1994 and June 30, 1993).........           10,461           10,461
  Loan to leveraged employee stock
    ownership plan...........................           20,251           15,832
                                               ---------------  ---------------
    Total stockholders' equity...............          673,803          495,458
Contingent liabilities and commitments.......
                                               ---------------  ---------------
                                               $     2,411,381  $     2,169,040
                                               ===============  ===============

The accompanying notes are an integral part of these consolidated financial statements.

                     AMERCO AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF EARNINGS
                           QUARTERS ENDED JUNE 30,
                                 (UNAUDITED)
                     (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                     1994             1993
                                               ---------------  ---------------
Revenues
  Rental and other revenue...................  $       230,207  $       208,042
  Net sales..................................           51,302           47,642
  Premiums...................................           31,559           24,640
  Net investment income......................           10,510           11,024
                                               ---------------  ---------------
    Total revenues...........................          323,578          291,348

Costs and expenses
  Operating expense..........................           27,550           29,273
  Benefits and losses........................           26,412           23,941
  Amortization of deferred acquisition costs.            3,084            2,153
  Depreciation...............................           37,282           30,140
  Interest expense...........................           16,638           17,338
                                               ---------------  ---------------
    Total costs and expenses.................          277,752          261,710

Pretax earnings from operations..............           45,826           29,638
  Income tax expense.........................          (16,413)          (8,775)
                                               ---------------  ---------------
Earnings from operations before
  cumulative effect of change in
  accounting principle.......................           29,413           20,863
Cumulative effect of a change in
  accounting principle.......................               --           (3,504)
                                               ---------------  ---------------
    Net earnings.............................           29,413           17,359
                                               ===============  ===============

Earnings per common share:
  Earnings from operations before
    cumulative effect of change
    in accounting principle..................  $           .71  $           .56
  Cumulative effect of a change in
    accounting principle.....................               --             (.09)
                                               ---------------  ---------------
    Net earnings.............................  $           .71  $           .47
                                               ===============  ===============
Weighted average common shares outstanding...       37,107,536       37,158,211
                                               ===============  ===============-

The accompanying notes are an integral part of these consolidated financial statements.

                     AMERCO AND CONSOLIDATED SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                           QUARTERS ENDED JUNE 30,
                                 (UNAUDITED)
                                (IN THOUSANDS)

                                                      1994           1993
                                                  ------------  -------------
Series A common stock of $.25 par value:
  Authorized 10,000,000 shares, issued
  5,754,334 in 1994, none in 1993

  Beginning and end of quarter..................  $       1,438  $          --
                                                  -------------  -------------

Common stock of $.25 par value:
  Authorized 150,000,000 shares in 1994
    and 1993, 34,245,666 issued in 1994,
    40,000,000 issued in 1993
  Beginning and end of quarter..................          8,562         10,000
                                                  -------------  -------------

Additional paid-in capital:
  Beginning and end of quarter..................        165,651         19,331
                                                  -------------  -------------

Foreign currency translation:
  Beginning of quarter..........................        (11,152)        (6,122)
  Change during quarter.........................           (309)          (980)
                                                  -------------  -------------
  End of quarter................................        (11,461)        (7,102)
                                                  -------------  -------------

Retained earnings:
  Beginning of quarter..........................        515,200        482,163
    Net earnings................................         29,413         17,359
    Dividends paid to stockholders:
      Preferred stock: ($.53 per share 1994)....         (3,241)            --
    Change in net unrealized gain on investments         (1,047)            --
                                                   ------------  -------------
  End of quarter.................................       540,325        499,522
                                                  -------------  -------------

Treasury stock:
  Beginning and end of quarter...................        10,461         10,461
                                                  -------------  -------------

Loan to leveraged Employee Stock Ownership Plan:
  Beginning of quarter...........................        17,451         14,953
    Increase in loan.............................         2,919          1,000
    Proceeds from loan...........................          (119)          (121)
                                                  -------------  -------------
  End of quarter.................................        20,251         15,832
                                                  -------------  -------------
Total stockholders' equity....................... $      673,803 $     495,458
                                                  -============  =============

The accompanying notes are an integral part of these consolidated financial statements.

                     AMERCO AND CONSOLIDATED SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           QUARTERS ENDED JUNE 30,
                                 (UNAUDITED)
                                (IN THOUSANDS)

                                                             1994       1993
                                                          ---------- ---------
Cash flows from operating activities:
Net earnings............................................. $  29,413  $  17,359
  Depreciation and amortization..........................     1,489     32,622
  Provision for losses on accounts receivable............       736        108
  Net gain on sale of real and personal property.........      (131)    (1,324)
  (Gain) loss on sale of investments.....................        30       (411)
  Cumulative effect of a change in accounting principle..        --      5,006
  Changes in policy liabilities and accruals.............    11,766     (6,819)
  Additions to deferred policy acquisition costs.........    (4,155)    (5,790)
  Net change in other operating assets and liabilities...    43,182     22,333
                                                          ---------  ---------
Net cash provided by operating activities................   122,330     63,084
                                                          ---------  ---------

Cash flows from investing activities:
  Purchases of investments:
    Property, plant and equipment........................  (144,794)  (226,844)
    Fixed maturities.....................................   (31,098)   (70,438)
    Real estate..........................................        (8)        --
    Mortgage loans.......................................    (5,504)        --
  Proceeds from sales of investments:
    Property, plant and equipment........................    58,868     64,657
    Fixed maturities.....................................    30,756     51,305
    Real estate..........................................       220        324
    Mortgage loans.......................................     1,442      2,600
    Changes in other investments.........................   (10,507)     5,345
                                                          ---------  ---------
Net cash used by investing activities....................  (100,625)  (173,051)
                                                          ---------  ---------

Cash flows from financing activities:
  Net change in short-term borrowings....................    46,250     (4,000)
  Proceeds from notes....................................        --     95,000
  Loan to leveraged Employee Stock Ownership Plan........    (2,919)    (1,000)
  Proceeds from leveraged Employee Stock Ownership Plan..       119        121
  Principal payments on notes............................   (44,449)   (21,175)
  Net change in cash overdraft...........................   (11,990)    35,125
  Dividends paid.........................................    (3,241)        --
  Investment contract deposits...........................     6,966      8,758
  Investment contract withdrawals........................   (11,266)    (8,694)
                                                          ---------  ---------
Net cash provided (used) by financing activities.........   (20,530)   104,135
                                                          ---------  ---------
Increase (decrease) in cash..............................     1,175     (5,832)
Cash at beginning of quarter.............................    18,442     21,291
                                                          ---------  ---------
Cash at end of quarter................................... $  19,617  $  15,459
                                                          =========  =========

The accompanying notes are an integral part of these consolidated financial statements.

                     AMERCO AND CONSOLIDATED SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1994 AND 1993
                                 (UNAUDITED)

                     AMERCO AND CONSOLIDATED SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the parent corporation, AMERCO, and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions of AMERCO and its subsidiaries (herein called the "Company" or the "consolidated group") have been eliminated. The consolidated balance sheets as of June 30, 1994 and 1993, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the quarters ended June 30, 1994 and 1993 are unaudited; in the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments consisted only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

    The financial statements and notes are presented as permitted by Form 10-Q and do not contain information included in the Company's annual financial statements and notes.

    Earnings per share are computed based on the weighted average number of shares outstanding, not including ESOP shares that have not been committed to release. Net income is reduced for preferred dividends.

    Certain reclassifications have been made to the financial statements for the quarter ended June 30, 1993 to conform with the current year's presentation.

2. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF PONDEROSA HOLDINGS, INC. AND ITS SUBSIDIARIES

    A summary consolidated balance sheet (unaudited) for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                                               March 31,
                                                   ----------------------------
                                                        1994           1993
                                                   --------------  ------------
                                                            (in thousands)
  Investments -- fixed maturities................  $      718,438  $    667,013
  Other investments..............................          94,392       121,479
  Receivables....................................         132,944        37,409
  Deferred policy acquisition costs..............          48,917        49,353
  Due from affiliate.............................           9,125         1,083
  Deferred federal income taxes..................           8,195         8,123
  Other assets...................................          14,892        11,050
                                                   --------------  ------------
      Total assets...............................  $    1,026,903  $    895,510
                                                   ==============  ============

  Policy liabilities and accruals................  $      385,539  $    292,801
  Unearned premiums..............................          64,292        37,636
  Premium deposits...............................         308,408       321,025
  Other policyholders' funds and liabilities.....          11,543        13,266
                                                   --------------  ------------
      Total liabilities..........................         769,782       664,728

  Stockholder's equity...........................         257,121       230,782
                                                   --------------  ------------

          Total liabilities and
            stockholder's equity.................  $    1,026,903  $    895,510
                                                   ==============  ============

    A summarized consolidated income statement (unaudited) for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                       Three Months ended March 31,
                                        -------------------------
                                          1994             1993
                                        --------         --------
                                              (in thousands)
Premiums .......................        $ 34,352         $ 26,875
Net investment income ..........          10,554           11,067
Other income ...................           1,267            1,745
                                        --------         --------
    Total revenue ..............          46,173           39,687
Benefits and losses ............          26,412           23,941
Amortization of deferred policy
  acquisition costs ............           3,084            2,153
Other expenses .................           7,801            5,671
                                        --------         --------
    Income from operations .....           8,876            7,922
Federal income tax expense .....          (2,742)          (2,267)
                                        --------         --------
Earnings from operations before
  change in accounting principle           6,134            5,655
Cumulative effect of a change in
  accounting principle .........            --                (85)
                                        --------         --------
    Net income .................        $  6,134         $  5,570
                                        ========         ========

3. CONTINGENT LIABILITIES AND COMMITMENTS

    AMERCO and/or its subsidiaries are defendants in a number of suits and claims incident to the type of business conducted. It is the opinion of management that none of the suits or claims involving AMERCO and/or its subsidiaries is expected to result in any material loss and, accordingly, no provision has been made in the accompanying financial statements.

4. SUPPLEMENTAL CASH FLOWS INFORMATION

    The (increase) decrease in receivables, inventories and accounts payable and accrued liabilities net of other operating and investing activities follows:


                                                Three Months ended June 30,
                                                ----------------------------
                                                     1994           1993
                                                -------------  -------------
                                                      (in thousands)
  Receivables.................................  $    (14,042)  $    (28,320)
                                                =============  =============
  Inventories.................................  $       7,092  $       3,197
                                                =============  =============
  Accounts payable and accrued liabilities....  $      39,141  $      24,350
                                                =============  =============

    Cash paid for income taxes amounted to $224,000 and $200,000 for 1994 and 1993, respectively.

    Interest paid in cash amounted to $20,569,000 and $23,466,000 for 1994 and 1993, respectively.

5. NEW ACCOUNTING STANDARDS

    Statement   of  Financial  Accounting  Standards  No.  112  --  Employers'
Accounting for Postemployment Benefits.

    Issued in November 1992, this statement applies to employers who provide certain benefits to former or inactive employees after employment but before retirement. It requires that the cost of such benefits be recognized over the service period of employees as these benefits vest or accumulate. The provisions of this statement must be adopted for fiscal years beginning after December 15, 1993. The impact of adoption of this statement will not be material.

    Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", was issued by the Financial Accounting Standards Board in May 1993. This standard is effective for years beginning after December 15, 1994. The standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company has not completed an evaluation of the effect of this standard.

    Statement of Financial Accounting Standards No. 115 -- Accounting for Certain Investments in Debt and Equity Securities.

    Effective December 31, 1993, RWIC adopted SFAS 115. This statement requires classification of debt securities into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis as a separate component of stockholders' equity. Securities classified as trading, if any, are recorded at fair value with unrealized gains or losses reported on a net basis in income. RWIC does not currently maintain a trading portfolio. U-Haul and Oxford will adopt this statement in fiscal 1995. An evaluation of this statement has not been completed by U-Haul or Oxford.

    Statement of Position 93-7, "Reporting on Advertising Costs," was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising takes place, reporting the costs of direct-response advertising, and amortizing the amount of direct-response advertising reported as assets. This statement of position is effective for financial statements for years beginning after June 15, 1994. The Company currently matches certain advertising costs with revenue generated in future periods, and at June 30, 1994, $9.1 million in advertising costs are deferred and included in prepaid expenses. The Company has completed an evaluation of the effect of this statement of position but has not determined the timing of adoption.



    NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER, ANY OF THE UNDERWRITERS, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                                --------------

                              TABLE OF CONTENTS

                                  Prospectus

                                                                    PAGE
                                                                  --------
Available Information........................................         2
Information Incorporated by Reference........................         2
Prospectus Summary...........................................         3
Risk Factors.................................................         5
The Company..................................................         8
Capitalization...............................................         8
Stockholder Matters..........................................         9
Selected Consolidated Financial Data.........................        10
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..............        11
Business.....................................................        23
Management...................................................        35
Principal Stockholders.......................................        36
Certain Transactions.........................................        40
Selling Security Holder......................................        40
Description of Capital Stock.................................        41
Underwriting.................................................        43
Legal Opinions...............................................        44
Experts......................................................        44
Index to Financial Statements................................       F-1


                                500,000 Shares

                                    AMERCO
                         Ponderosa Insurance Holdings
                                    U-Haul
                          AMERCO Real Estate Company

                                 COMMON STOCK
                               ----------------

                                  PROSPECTUS
                               ----------------

                             CRUTTENDEN & COMPANY
                                          , 1994



                                   PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION





Securities and Exchange Commission Registration Fee............    $7,758.68
NASD Filing Fee................................................     2,750.00
Printing and Engraving Expenses................................    75,000.00**
Listing Fees...................................................       *
Legal Fees and Expenses........................................   100,000.00**
Accounting Fees and Expenses...................................    75,000.00**
Blue Sky Fees and Expenses.....................................     7,500.00**
Transfer Agent Fees............................................     2,500.00
Underwriter's Non-accountable Expense Allowance................       * #
Other Expenses.................................................       *
                                                                 -----------
  Total Expenses...............................................       *
                                                                 -----------
                                                                      *
                                                                 -----------

*             To be filed by amendment.

**            Estimated.

#             To be paid by Selling Stockholder

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Nevada General Corporation Law requires the Company to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Company's Restated Articles of Incorporation eliminate personal liability of directors and officers, to the Corporation or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability
(i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends. In addition, the Company's Bylaws provide that the Company shall indemnify, to the fullest extent authorized or permitted by law, any person made, or threatened to be made, a defendant in any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she was a director or officer of the Company. The Company has also executed Indemnification Agreements that provide that certain of the Company's directors and officers shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law or the Restated Articles of Incorporation or Bylaws of the Company. The Company has established a trust fund with Harris Trust and Savings Bank as trustee in order to fund its obligations under the Indemnification Agreements. The Company has agreed to maintain a minimum balance in the trust fund of $1,000,000. The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER    EXHIBIT
- ------    -------

1         Proposed Form of Underwriting Agreement.
4(a)      Restated Articles of Incorporation.(4)
4(b)      Form of Stock Certificate.
4(c)      Bylaws.(1)
5         Opinion re Legality.#
10(a)     AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership
          Plan(2)
10(b)     U-Haul Dealership Contract(2)
10(c)     Share Repurchase and Registration Rights Agreement(2)
10(d)     Share Repurchase and Registration Rights Agreement(2)
10(e)     Management Consulting Agreement(2)
10(f)     Management Consulting Agreement(2)
10(g)     ESOP Loan Credit Agreement(3)
10(h)     ESOP Loan Agreement(3)
10(i) Trust Agreement for the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan(3)
10(j)     Amended Indemnification Agreement(3)
10(k)     Indemnification Trust Agreement(3)
10(l)     W.E. Carty Installment Sales Agreement(3)
10(m)     Exchange Agreement with Mark V. Shoen.#
10(n)     Exchange Agreement with James P. Shoen#
10(o)     Exchange Agreement with Edward J. Shoen.#
23(a)     Consent of Independent Accountants.
23(b)     Consent of Lionel, Sawyer & Collins (included in Exhibit 5).
28 Information from Reports Furnished to State Insurance Regulatory Authorities.(1)

- ----------

#       To be filed by amendment.

(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1994, file no. 0-7862.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1993, file no. 0-7862.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1990, file no. 0-7862.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, file no. 0-7862.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 31st day of August, 1994.

                                AMERCO

                                By: /s/ Edward J. Shoen
                                ----------------------------------------------
                                        Edward J. Shoen
                                        Chairman of the Board and President

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.





     NAME AND SIGNATURE                    TITLE                    DATE
     ------------------                    -----                    ----

/s/      Edward J. Shoen       President and Chairman          August 31, 1994
- -----------------------------  of the Board (Principal
         Edward J. Shoen       executive officer)

/s/      Gary B. Horton        Treasurer (Principal financial  August 31, 1994
- -----------------------------  and accounting officer)
         Gary B. Horton

/s/       Mark V. Shoen        Director                        August 31, 1994
- -----------------------------
          Mark V. Shoen

/s/      James P. Shoen        Director                        August 31, 1994
- -----------------------------
         James P. Shoen

/s/     William E. Carty       Director                        August 31, 1994
- -----------------------------
        William E. Carty

/s/       John M. Dodds        Director                        August 31, 1994
- -----------------------------
          John M. Dodds

/s/     Charles J. Bayer       Director                        August 31, 1994
- -----------------------------
        Charles J. Bayer

/s/    Richard J. Herrera      Director                        August 31, 1994
- -----------------------------
       Richard J. Herrera

/s/     Aubrey K. Johnson      Director                        August 31, 1994
- -----------------------------
        Aubrey K. Johnson